FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

The documents attached as Exhibit 1.1, Exhibit 4.8 and Exhibit 99.1 to this 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 as filed on June 9, 2008 (No. 333-151518), as amended.

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit Number	Description of Document
1.1	Underwriting Agreement among Credit Suisse Securities (USA) LLC, Credit Suisse Securities (Europe) Limited and the Registrant.

4.8	Indenture between Wilmington Trust Company as trustee and the Registrant.

99.1	ADS Lending Agreement among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch and the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

By:	/s/ Ruennsheng Allen Wang
Name:	Ruennsheng Allen Wang
Title:	Chief Executive Officer

Date: July 2, 2008

Exhibit 1.1

Execution Version

China Sunergy Co., Ltd.

4,268,400 American Depositary Shares

UNDERWRITING AGREEMENT

June 25, 2008

CREDIT SUISSE SECURITIES (USA) LLC,

    Eleven Madison Avenue,

      New York, N.Y. 10010-3629

CREDIT SUISSE SECURITIES (EUROPE) LIMITED,

    One Cabot Square

      London E14 4QJ

Dear Sirs:

1. Introductory. China Sunergy Co., Ltd., an exempted company incorporated in the Cayman Islands (the “Company”), subject to the terms and conditions stated herein, agrees to issue and lend to Credit Suisse Securities (Europe) Limited (the “Borrower”) as a share loan, pursuant to and upon the terms set forth in the ADS lending agreement (the “ADS Lending Agreement”), dated as of June 25, 2008, between the Company and the Borrower, up to the Maximum Number of Shares (as such term is defined in the ADS Lending Agreement) of American Depositary Shares of the Company (“Offered Securities”), such Maximum Number of Shares being 4,431,000 as of the date hereof. The Company has been advised that the Borrower will transfer the Offered Securities to Credit Suisse Securities (USA) Limited (the “Underwriter”), which will sell the Offered Securities to the public in an underwritten public offering. The Offered Securities will be evidenced by American Depositary Receipts (“ADRs”) to be issued pursuant to the Deposit Agreement (the “Deposit Agreement”), dated as of May 16, 2007, among the Company, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and the holders from time to time of the ADRs. Each American Depositary Share of the Company (each “ADS”) currently represents six ordinary shares, par value US$0.0001 per ordinary share (the “Ordinary Shares”), of the Company and this ratio is subject to adjustment, as described in the Deposit Agreement.

Concurrently with the issuance of the Offered Securities, the Company agrees to issue and sell, in a private placement to be conducted pursuant to Rule 144A under the Securities Act, $50,000,000 principal amount of its 4.75% Convertible Senior Notes due 2013 (the “Notes”) to be issued under an indenture, to be dated on or about July 1, 2008 (the “Indenture”), between the Company and Wilmington Trust, as Trustee. The Underwriter is also acting as the initial purchaser for the offering of the Notes.

2. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, each of the Underwriter and the Borrower that:

(a) Filing and Effectiveness of Registration Statement; Certain Defined Terms. The Company has filed with the Commission a registration statement on Form F-3 (No. 333-151518), including a related prospectus or prospectuses, covering the registration of the Offered Securities under the Securities Act, which has become effective. “Registration Statement” at any particular time means such registration statement in the form then filed with the Commission, including any amendment thereto, any document incorporated by reference therein and all 430B Information and all 430C Information with respect to such registration statement, that in any case has not been superseded or modified. “Registration Statement” without reference to a

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time means the Registration Statement as of the Effective Time. For purposes of this definition, 430B Information shall be considered to be included in the Registration Statement as of the time specified in Rule 430B.

For purposes of this Agreement:

“430B Information” means information included in a prospectus then deemed to be a part of the Registration Statement pursuant to Rule 430B(e) or retroactively deemed to be a part of the Registration Statement pursuant to Rule 430B(f).

“430C Information” means information included in a prospectus then deemed to be a part of the Registration Statement pursuant to Rule 430C.

“Applicable Time” means 5:30 pm (New York time) on the date of this Agreement.

“Closing Date” has the meaning defined in Section 3 hereof.

“Commission” means the Securities and Exchange Commission.

“Effective Time” of the Registration Statement relating to the Offered Securities means the time of the first contract of sale for the Offered Securities.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Prospectus” means the Statutory Prospectus that discloses the public offering price, other 430B Information and other final terms of the Offered Securities and otherwise satisfies Section 10(a) of the Securities Act.

“General Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being so specified in Schedule A to this Agreement.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433, relating to the Offered Securities in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Limited Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not a General Use Issuer Free Writing Prospectus.

“Rules and Regulations” means the rules and regulations of the Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the Securities Act, the Exchange Act, the Rules and Regulations, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board and, as applicable, the rules of the NASDAQ Stock Market (“Exchange Rules”).

“Statutory Prospectus” with reference to any particular time means the prospectus relating to the Offered Securities that is included in the Registration Statement immediately prior to that time, including all 430B Information and all 430C Information with respect to the Registration Statement. For purposes of the foregoing definition, 430B Information shall be considered to be included in the Statutory Prospectus only as of the actual time that form of prospectus (including a prospectus supplement) is filed with the Commission pursuant to Rule 424(b) and not retroactively.

Unless otherwise specified, a reference to a “rule” is to the indicated rule under the Securities Act.

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(b) Compliance with Securities Act Requirements. (i) (A) At the time the Registration Statement initially became effective, (B) at the time of each amendment thereto for the purposes of complying with Section 10(a)(3) of the Securities Act (whether by post-effective amendment, incorporated report or form of prospectus), (C) at the Effective Time relating to the Offered Securities and (D) on the Closing Date, the Registration Statement conformed and will conform in all respects to the requirements of the Securities Act and the Rules and Regulations and did not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) (A) on its date, (B) at the time of filing the Final Prospectus pursuant to Rule 424(b) and (C) on the Closing Date, the Final Prospectus will conform in all respects to the requirements of the Securities Act and the Rules and Regulations, and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The preceding sentence does not apply to statements in or omissions from any such document based upon written information furnished to the Company by the Underwriter or the Borrower specifically for use therein, it being understood and agreed that the only such information is that described as such in Section 9(b) hereof.

(c) Shelf Registration Statement. If, immediately prior to the third anniversary of the more recent of the initial effective time of the Registration Statement, any of the Offered Securities remain unsold by the Underwriter, the Company will prior to that third anniversary file, if it has not already done so, a new shelf registration statement relating to the Offered Securities, in a form satisfactory to the Underwriter, will use its best efforts to cause such registration statement to be declared effective within 180 days after that third anniversary, and will take all other action necessary or appropriate to permit the public offering and sale of the Offered Securities to continue as contemplated in the expired registration statement relating to the Offered Securities. References herein to the Registration Statement shall include such new shelf registration statement.

(d) Ineligible Issuer Status. (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Offered Securities and (ii) at the date of this Agreement, the Company was not and is not an “ineligible issuer,” as defined in Rule 405, including (x) the Company or any other subsidiary in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 and (y) the Company in the preceding three years not having been the subject of a bankruptcy petition or insolvency or similar proceeding, not having had a registration statement be the subject of a proceeding under Section 8 of the Securities Act and not being the subject of a proceeding under Section 8A of the Securities Act in connection with the offering of the Offered Securities, all as described in Rule 405.

(e) General Disclosure Package. As of the Applicable Time, neither (i) the General Use Issuer Free Writing Prospectus(es) issued at or prior to the Applicable Time, the preliminary prospectus supplement, dated June 23, 2008, including the base prospectus, dated June 20, 2008, (which is the most recent Statutory Prospectus distributed to investors generally), and the other information, if any, stated in Schedule A to this Agreement to be included in the General Disclosure Package, all considered together (collectively, the “General Disclosure Package”), nor (ii) any individual Limited Use Issuer Free Writing Prospectus, when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from any Statutory Prospectus or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by the Underwriter or the Borrower specifically for use therein, it being understood and agreed that the only such information is that described as such in Section 9(b) hereof.

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(f) Issuer Free Writing Prospectuses. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered Securities or until any earlier date that the Company notified or notifies the Underwriter as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information then contained in the Registration Statement. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information then contained in the Registration Statement or as a result of which such Issuer Free Writing Prospectus, if republished immediately following such event or development, would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (i) the Company has promptly notified or will promptly notify the Underwriter and (ii) the Company has promptly amended or will promptly amend or supplement such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(g) Good Standing of the Company. The Company has been duly incorporated and is existing and in good standing under the laws of the Cayman Islands, with power and authority (corporate and other) to own its properties and conduct its business as described in the General Disclosure Package; and the Company is duly qualified to do business as a foreign corporation in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, result in a material adverse effect on the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its subsidiaries taken as a whole (a “Material Adverse Effect”).

(h) Subsidiaries. The Company has no subsidiaries (as defined in Regulations S-X under the Securities Act) other than China Sunergy (Nanjing) Co. Ltd., a company incorporated under the law of China (“Sunergy Nanjing”), China Sunergy (Shanghai) Co., Ltd., a company incorporated under the law of China (“Sunergy Shanghai”), China Sunergy (Hong Kong) Co., Ltd., a company incorporated under the law of Hong Kong (“Sunergy HK”), China Sunergy Co., Ltd., a company incorporated under the law of British Virgin Islands (“Sunergy BVI”), and China Sunergy Europe GmbH, a company incorporated under the law of Germany (collectively, the “Subsidiaries”); the Company owns, directly or indirectly, all of the issued and outstanding capital stock of each of the Subsidiaries; other than the capital stock of the Subsidiaries, the Company does not own, directly or indirectly, any shares of stock or any other equity interests or long-term debt securities of any corporation, firm, partnership, joint venture, association or other entity; each Subsidiary has been duly incorporated and is existing and in good standing under the laws of the jurisdiction of its incorporation, with power and authority (corporate and other) to own its properties and conduct its business as described in the General Disclosure Package; and each Subsidiary is duly qualified to do business as a foreign corporation in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect; all of the issued and outstanding capital stock of each Subsidiary has been duly authorized and validly issued, is fully paid and nonassessable, and is owned by the Company, directly or through subsidiaries, free from liens, encumbrances and defects, except that the Company only beneficially owns 95% equity interest in Sunergy Shanghai.

(i) ADS Lending Agreement. The ADS Lending Agreement has been duly authorized, executed and delivered by the Company, and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and except that rights to indemnification and contribution may be limited by federal or state securities laws or public policy relating thereto.

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(j) Offered Securities. The Offered Securities and all other outstanding shares of capital stock of the Company have been duly authorized; the authorized equity capitalization of the Company is as set forth in the General Disclosure Package; all outstanding shares of capital stock of the Company (other than Ordinary Shares issued under the Company’s share incentive plan) are, and, when the Offered Securities have been delivered and paid for in accordance with this Agreement on the Closing Date, such Offered Securities will have been, validly issued, fully paid and nonassessable, will conform to the information in the General Disclosure Package and will, in all material aspects, conform to the description of such Offered Securities contained in the Final Prospectus; the shareholders of the Company have no preemptive rights with respect to the Offered Securities; and none of the outstanding shares of capital stock of the Company have been issued in violation of any preemptive or similar rights of any security holder.

(k) No Finder’s Fee. Except as disclosed in the General Disclosure Package, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company, the Underwriter or the Borrower for a brokerage commission, finder’s fee or other like payment.

(l) Registration Rights. Except as disclosed in the General Disclosure Package, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to the Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Securities Act.

(m) Listing. The Offered Securities have been approved for listing on the NASDAQ Stock Market, subject to notice of issuance.

(n) Absence of Further Requirements. No consent, approval, authorization, or order of, or filing or registration with, any person (including any governmental agency or body or any court) is required for the consummation of the transactions contemplated by this Agreement and the ADS Lending Agreement in connection with the issuance and delivery of the Offered Securities by the Company, except such as have been obtained or made and such as may be required under state securities laws.

(o) Title to Property. Except as disclosed in the General Disclosure Package, the Company and each of the Subsidiaries have good and marketable title to all real properties and all other properties and assets owned by them, in each case free from liens, charges, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or to be made thereof by them, except such defects with respect to title to properties that would not individually or in the aggregate have a Material Adverse Effect; and except as disclosed in the General Disclosure Package, the Company and the Subsidiaries hold any leased real or personal property under valid and enforceable leases with no terms or provisions that would materially interfere with the use made or to be made thereof by them.

(p) Absence of Defaults and Conflicts Resulting from Transaction. The execution, delivery and performance of this Agreement and the ADS Lending Agreement, the consummation by the Company of the transactions contemplated by this Agreement and the ADS Lending Agreement, and compliance by the Company with the terms of this Agreement and the ADS Lending Agreement will not result in a breach or violation of any of the terms and provisions of, or constitute a default or a

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Debt Repayment Triggering Event (as defined below) under, or result in the imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of the Subsidiaries pursuant to, the charter, memorandum and articles of association or by-laws of the Company or any of the Subsidiaries, any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or any of the Subsidiaries or any of their properties, or any agreement or instrument to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries is bound or to which any of the properties of the Company or any of the Subsidiaries is subject; a “Debt Repayment Triggering Event” means any event or condition that gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture, or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of the Subsidiaries.

(q) Absence of Existing Defaults and Conflicts. Neither the Company nor any of the Subsidiaries is in violation of its respective charter, memorandum and articles of association or by-laws or in default (or with the giving of notice or lapse of time would be in default) under any existing obligation, agreement, covenant or condition contained in any indenture, loan agreement, mortgage, lease or other agreement or instrument to which any of them is a party or by which any of them is bound or to which any of the properties of any of them is subject, except such defaults that would not, individually or in the aggregate, result in a Material Adverse Effect.

(r) Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(s) Possession of Licenses and Permits. The Company and the Subsidiaries possess, and are in compliance with the terms of, all adequate certificates, authorizations, franchises, licenses and permits (“Licenses”) necessary or material to the conduct of the business now conducted and have not received any notice of proceedings relating to the revocation or modification of any Licenses that, if determined adversely to the Company or any of the Subsidiaries, would individually or in the aggregate have a Material Adverse Effect.

(t) Absence of Labor Dispute. No labor dispute with the employees of the Company or any of the Subsidiaries exists or, to the knowledge of the Company, is imminent that could have a Material Adverse Effect.

(u) Possession of Intellectual Property. The Company and the Subsidiaries own, possess or can acquire on reasonable terms, adequate trademarks, trade names and other rights to inventions, know-how, patents, copyrights, confidential information and other intellectual property (collectively, “intellectual property rights”) necessary to conduct the business now operated by them, or presently employed by them, and have not received any notice of infringement of or conflict with asserted rights of others with respect to any intellectual property rights that, if determined adversely to the Company or any of the Subsidiaries, would individually or in the aggregate have a Material Adverse Effect.

(v) Environmental Laws. Except as disclosed in the General Disclosure Package, neither the Company nor any of the Subsidiaries is in violation of any statute, any rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “environmental laws”), owns or operates any real property contaminated with any substance that is subject to any environmental laws, is liable for any off site disposal or contamination pursuant to any environmental laws, or is subject to any claim relating to any environmental laws, which violation, contamination, liability or claim would individually or in the aggregate have a Material Adverse Effect; and the Company is not aware of any pending investigation which might lead to such a claim.

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(w) Accurate Disclosure. The statements in the General Disclosure Package and the Final Prospectus under the headings “Description of Share Capital,” “Description of American Depositary Shares” and “Description of the Registered ADS Borrow Facility and Concurrent Offering of Convertible Senior Notes” insofar as such statements purport to constitute a summary of the terms of Offered Securities the Ordinary Shares and the Offered Securities, respectively, and the statements in the General Disclosure Package and the Final Prospectus and the Form 20-F incorporated by reference in the Preliminary Prospectus included in the General Disclosure Package and the Final Prospectus under the headings “Taxation,” “Regulation,” “Underwriting” and “Enforceability of Civil Liabilities,” insofar as such statements purport to summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings and present the information required to be shown.

(x) Absence of Manipulation. The Company has not taken, directly or indirectly, any action that is designed to or that has constituted or that would reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Securities.

(y) Statistical and Market-Related Data. Any third-party statistical and market-related data included or incorporated by reference in the Registration Statement, a Statutory Prospectus or the General Disclosure Package are based on or derived from sources that the Company believes to be reliable and accurate.

(z) Internal Controls and Compliance with the Sarbanes-Oxley Act. Except as set forth in the General Disclosure Package, the Company, each of the Subsidiaries and the Company’s Board of Directors (the “Board”) are in compliance with Sarbanes-Oxley and all applicable Exchange Rules. The Company maintains a system of internal controls, including, but not limited to, disclosure controls and procedures, internal controls over accounting matters and financial reporting and legal and regulatory compliance controls (collectively, “Internal Controls”) that comply with the Securities Laws and are sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Internal Controls are overseen by the Audit Committee (the “Audit Committee”) of the Board in accordance with Exchange Rules. Except as set forth in the General Disclosure Package, the Company has not publicly disclosed or reported to the Audit Committee or the Board, and within the next 90 days the Company does not reasonably expect to publicly disclose or report to the Audit Committee or the Board, a significant deficiency, material weakness, change in Internal Controls or fraud involving management or other employees who have a significant role in Internal Controls (each, an “Internal Control Event”), any violation of, or failure to comply with, the Securities Laws, or any matter which, if determined adversely, would have a Material Adverse Effect.

(aa) Absence of Accounting Issues. A member of the Audit Committee has confirmed to the Chief Financial Officer that, except as set forth in the General Disclosure Package, the Audit Committee is not reviewing or investigating, and neither the Company’s independent auditors nor its internal auditors have recommended that the Audit Committee review or investigate, (i) adding to, deleting, changing the application of, or changing the Company’s disclosure with respect to, any of the

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Company’s material accounting policies; (ii) any matter which could result in a restatement of the Company’s financial statements for any annual or interim period during the current or prior three fiscal years; or (iii) any Internal Control Event.

(bb) Litigation. Except as disclosed in the General Disclosure Package, there are no pending actions, suits or proceedings (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) against or affecting the Company, any of the Subsidiaries or any of their respective properties that, if determined adversely to the Company or any of the Subsidiaries, would individually or in the aggregate have a Material Adverse Effect, or would materially and adversely affect the ability of the Company to perform its obligations under this Agreement or the ADS Lending Agreement or which are otherwise material in the context of the transactions contemplated under this Agreement or the ADS Lending Agreement; and no such actions, suits or proceedings (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) are threatened or, to the Company’s knowledge, contemplated.

(cc) Financial Statements. The financial statements included in the Registration Statement and the General Disclosure Package present fairly the financial position of the Company and its consolidated subsidiaries as of the dates shown and their results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with the generally accepted accounting principles in the United States applied on a consistent basis.

(dd) No Material Adverse Change in Business. Except as disclosed in the General Disclosure Package, since the end of the period covered by the latest audited financial statements included in the General Disclosure Package (i) there has been no change, nor any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and the Subsidiaries, taken as a whole that is material and adverse, (ii) except as disclosed in or contemplated by the General Disclosure Package, there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock and (iii) except as disclosed in or contemplated by the General Disclosure Package, there has been no material adverse change in the capital stock, short-term indebtedness, long-term indebtedness, net current assets or net assets of the Company and the Subsidiaries.

(ee) Investment Company Act. The Company is not an open-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the United States Investment Company Act of 1940 (the “Investment Company Act”); and the Company is not and, after giving effect to the offering and sale of the Offered Securities and the Notes and the application of the proceeds thereof, will not be an “investment company” as defined in the Investment Company Act.

(ff) Ratings. No “nationally recognized statistical rating organization” as such term is defined for purposes of Rule 436(g)(2) (i) has imposed (or has informed the Company that it is considering imposing) any condition (financial or otherwise) on the Company’s retaining any rating assigned to the Company or any securities of the Company or (ii) has indicated to the Company that it is considering any of the actions described in Section 7(c)(ii) hereof.

(gg) PFIC Status. The Company was not a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended, for its most recently completed taxable year and, based on the Company’s current projected income, assets and activities, the Company does not expect to be classified as a PFIC for any subsequent taxable year.

(hh) Reporting Status. The Company is subject to Section 13 or 15(d) of the Exchange Act.

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(ii) Payments in Foreign Currency. Except as disclosed in the General Disclosure Package, under current laws and regulations of the Cayman Islands and any political subdivision thereof, all dividends and other distributions declared and payable on the Offered Securities may be paid by the Company to the holder thereof in United States dollars that may be freely transferred out of the Cayman Islands and all such payments made to holders thereof or therein who are non-residents of the Cayman Islands will not be subject to income, withholding or other taxes under laws and regulations of the Cayman Islands or any political subdivision or taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in the Cayman Islands or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in the Cayman Islands or any political subdivision or taxing authority thereof or therein.

(jj) Dividends and Other Distributions. Except as set forth in the General Disclosure Package, (i) all dividends and other distributions declared with respect to after-tax retained earnings on the equity interests of Sunergy Nanjing and Sunergy Shanghai may under the current laws and regulations of the People’s Republic of China (the “PRC”) be paid to the Company; and (ii) all such dividends and distributions will not be subject to withholding or other taxes under the current laws and regulations of the PRC and are otherwise free and clear of any other tax, withholding or deduction in the PRC, and without the necessity of obtaining any governmental authorization in the PRC. Except for restrictions under applicable PRC law, no Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company or from repaying to the Company any loans or advances to such Subsidiary from the Company, except as disclosed in the General Disclosure Package.

(kk) Independent Public Accountants. Deloitte Touche Tohmatsu CPA Ltd., who have audited the annual financial statements included in the Registration Statement, the General Disclosure Package, and the Final Prospectus, are independent public accountants and have been registered with the Public Company Accounting Oversight Board of the United States, in each case as required by the Securities Act.

(ll) Tax Matters. Except as disclosed in the General Disclosure Package, (i) all tax returns required to be filed by the Company or any of the Subsidiaries have been timely filed, and all taxes and other assessments of a similar nature (whether imposed directly or through withholding) including any interest, additions to tax or penalties applicable thereto due or claimed to be due from such entities have been timely paid, other than those being contested in good faith and for which adequate reserves have been provided; and (ii) all local and national PRC governmental tax waivers and other local and national PRC tax relief, concessions and preferential treatments are valid and do not violate any provision of any law or statute or any order, rule or regulation of any local or national governmental authority.

(mm) Insurance. Except as disclosed in the General Disclosure Package, the Company and each of the Subsidiaries maintain insurance covering such risks as the Company reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practices in the locations where the Company and the Subsidiaries carry out their respective businesses, to protect the Company and the Subsidiaries and their respective businesses; all such insurance is fully in force on the date hereof and will be fully in force at the time of purchase and each additional time of purchase, if any; neither the Company nor any Subsidiary has reason to believe that it will not be able to renew any such insurance as and when such insurance expires.

(nn) No Termination of Contracts. Other than purchase orders entered into in the ordinary course of business, neither the Company nor any Subsidiary has sent or received any communication regarding early termination of any of the contracts or

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agreements referred to or described in the General Disclosure Package or the Final Prospectus, and no such termination has been threatened by the Company or any Subsidiary or, to the Company’s knowledge, any other party to any such contract or agreement.

(oo) Foreign Corrupt Practices Act. Neither the Company nor any of the Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of the Subsidiaries has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

(pp) Money Laundering Laws. The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator or non-governmental authority involving the Company or any of the Subsidiaries with respect to the Money Laundering Laws is pending or, to the Company’s knowledge, threatened.

(qq) OFAC. Neither the Company nor any of the Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of the Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the payment of the Loan Processing Fee (as defined in the ADS Lending Agreement), or lend, contribute or otherwise make available such payment to any Subsidiary, joint venture partner or other person or entity for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(rr) Personal Loans. The Company has provided or made available to the Underwriter and the Borrower true, correct, and complete copies of all documentation pertaining to any extension of credit in the form of a personal loan made, directly or indirectly, by the Company or any of the Subsidiaries to any director or executive officer of the Company; and, except as disclosed in the General Disclosure Package, since May 17, 2007, the Company has not, directly or indirectly, including through any of the Subsidiaries (i) extended credit, arranged to extend credit, or renewed any extension of credit, in the form of a personal loan, to or for any director or executive officer of the Company, or to or for any family member or affiliate of any director or executive officer of the Company, or (ii) made any material modification, including any renewal thereof, to any term of any personal loan to any director or executive officer of the Company, or any family member or affiliate of any director or executive officer, which loan was outstanding on May 17, 2007, that constitutes a violation of any applicable law or regulation; and there currently is no extension of credit, arrangement to extend credit or outstanding loan from the Company, directly or indirectly, to any director or executive officer of the Company or any family member or affiliate of any director or executive officer.

(ss) Restructuring. The descriptions set forth in the General Disclosure Package and the Final Prospectus under the caption “Corporate Structure,” including description of transactions relating to the establishment of the Company, Sunergy BVI and Sunergy HK (the “Restructuring”) are accurate and fair in all material respects; the Restructuring does not contravene or conflict with (i) its respective constituent documents, or (ii) any material indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument to which it is a party or by which it or any of its properties may be bound or affected, or (iii) any provision of applicable law or statute, rule or regulation of any governmental agency having jurisdiction over the Company or the Subsidiaries or any of their properties

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(including, without limitation, the Ministry of Commerce, the State Administration of Industry and Commerce and the State Administration of Foreign Exchange of the PRC). Except as disclosed in the General Disclosure Package, all governmental authorizations required in connection with the Restructuring have been made or unconditionally obtained in writing, and no such governmental authorization has been withdrawn or revoked or is subject to any condition precedent which has not been fulfilled or performed.

(tt) PRC Overseas Investment and Listing Regulations. Except as disclosed in the General Disclosure Package, each of the Company, Sunergy BVI and Sunergy HK has taken all reasonable steps to comply with, and to ensure compliance by each of its shareholders, option holders, directors, officers, and employees that is, or is directly or indirectly owned or controlled by, a PRC resident or citizen with any applicable rules and regulations of the relevant PRC government agencies (including, without limitation, the Ministry of Commerce, the National Development and Reform Commission and the State Administration of Foreign Exchange) of the PRC relating to overseas investment by PRC residents and citizens or overseas listing by offshore special purpose vehicles controlled directly or indirectly by PRC companies and individuals, such as the Company, (the “PRC Overseas Investment and Listing Regulations”), including, without limitation, requesting each shareholder, option holder, director, officer and employee that is, or is directly or indirectly owned or controlled by, a PRC resident or citizen to complete any registration and other procedures required under applicable PRC Overseas Investment and Listing Regulations, except for any non-compliance that would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

(uu) Foreign Private Issuer. The Company is a “foreign private issuer” within the meaning of Rule 405 under the Securities Act.

(vv) Taxes. Except as disclosed in the General Disclosure Package, no transaction, stamp, capital or other issuance, registration or transfer taxes or duties are, under the laws and regulations of each of the PRC and the Cayman Islands, payable in the PRC and the Cayman Islands by or on behalf of the Underwriters to any PRC or Cayman Islands taxing authority in connection with the (A) execution and delivery of this Agreement or the ADS Lending Agreement (other than stamp duty if this Agreement or the ADS Lending Agreement are executed in or brought into the Cayman Islands), or (B) the transactions contemplated under this Agreement or the ADS Lending Agreement.

(ww) Choice of Law. The choice of the law of the State of New York as the governing law of this Agreement and the ADS Lending Agreement is a valid choice of law under the laws of the Cayman Islands and the PRC and will be recognized and given effect to in any action brought before courts in the Cayman Islands and the PRC; the Company has the power to submit, and pursuant to Section 15 hereof and Section 17 of the ADS Lending Agreement has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of the Federal and state courts in New York, and the Company has the power to designate, appoint and authorize, and pursuant to Section 15 hereof and Section 17 of the ADS Lending Agreement has legally, validly, effectively and irrevocably designated, appointed and authorized, its authorized agent (as set forth in the relevant sections hereof and thereof) for service of process in any action arising out of or relating to this Agreement or the ADS Lending Agreement in any Federal or state court in New York, and service of process effected on such authorized agent will be effective over the Company as provided in Section 15 hereof.

(xx) No Immunity. Neither the Company nor any Subsidiary, nor any of their respective properties, assets or revenues, has any right of immunity, under Cayman Islands, PRC or New York law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Cayman Islands, PRC, New York or U.S. federal court, from service of process, attachment upon or prior to judgment, or attachment

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in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement or the ADS Lending Agreement.

(yy) Enforcement of Judgment. The courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the New York Courts against the Company based upon this Agreement or the ADS Lending Agreement under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

(zz) Management’s Discussion and Analysis of Financial Condition and Results of Operations. The section entitled “Operating and Financial Review and Prospects” in the Form 20-F incorporated by reference in the Registration Statement, the Preliminary Prospectus included in the General Disclosure Package and the Final Prospectus, and each of the sections entitled “Recent Developments” in the Registration Statement, the General Disclosure Package and the Final Prospectus, accurately and fully describes (i) accounting policies that the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and that require management’s most difficult, subjective or complex judgments; (ii) judgments and uncertainties affecting the application of critical accounting policies; and (iii) the likelihood that materially different amounts would be reported under different conditions or using different assumptions and an explanation thereof.

(aaa) Critical Accounting Policies. The Company’s directors and executive officers have reviewed and agreed with the selection, application and disclosure of the Company’s critical accounting policies as described in the Registration Statement, the General Disclosure Package and the Final Prospectus and have consulted with the Company’s independent accountants with regards to such disclosure.

(bbb) Trends and Off-Balance Sheet Transactions. The section titled “Operating and Financial Review and Prospects” in the Form 20-F incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectus each fairly and accurately describes (i) all material trends, demands, commitments and events known to the Company, and uncertainties, and the potential effects thereof, that the Company believes would materially affect its liquidity and are reasonably likely to occur; and (ii) neither the Company nor any Subsidiary is engaged in any transactions with, or have any obligations to, its unconsolidated entities (if any) that are off-balance sheet transactions. As used herein, the phrase “reasonably likely” refers to a disclosure threshold lower than “more likely than not.”

(ccc) M&A Rules. The Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Tax Administration, the State Administration of Industry and Commerce, the China Securities Regulatory Commission (the “CSRC”) and the State Administration of Foreign Exchange of the PRC on August 8, 2006 (the “M&A Rules”) or any official clarifications, guidance, interpretations or implementation rules in connection with or related to the M&A Rules (collectively, the “M&A Rules and Related Clarifications”) did not and do not apply to the issuance and delivery of the Offered Securities, the listing and trading of the Offered Securities on the NASDAQ, or the consummation of the transactions contemplated by this Agreement or the ADS Lending Agreement.

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(ddd) Certain Risk Factors. The statements set forth in the Form 20-F incorporated by reference in the Preliminary Prospectus included in the General Disclosure Package and the Final Prospectus under the captions “Key Information—Risk factors—Risks Related to Doing Business in China—Regulations relating to offshore investment activities by PRC residents may limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to distribute profits to us, or otherwise adversely affect us,” “Information on the Company—Regulation—Restriction on Foreign Ownership,” “—Foreign Currency Exchange,” and “—Dividend Distribution” are a fair and accurate summary of the matters described therein, and nothing has been omitted from such summary which would make the same misleading in any material respect.

(eee) The Company has not received any notice from the NASDAQ regarding the delisting of its ADSs from the NASDAQ.

In addition, any certificate signed by any officer of the Company or any of the Subsidiaries and delivered to the Underwriter and the Borrower or counsel for the Underwriter and the Borrower in connection with the issuance and delivery of the Offered Securities or the consummation of the transactions contemplated by this Agreement or the ADS Lending Agreement shall be deemed to be a representation and warranty by the Company, as to matters covered thereby, to the Underwriter and the Borrower.

3. Issuance and Delivery of Offered Securities. On the basis of the representations, warranties and agreements and subject to the terms and conditions set forth herein and in the ADS Lending Agreement, the Company agrees to issue to the Borrower in exchange for payment of the Loan Processing Fee (as defined in the ADS Lending Agreement), and the Borrower agrees to borrow from the Company, from time to time pursuant to one or more Borrowing Notices (as defined in the ADS Lending Agreement), the ADSs specified in such Borrowing Notice.

In accordance with the ADS Lending Agreement, the Company will deliver up to 4,431,000 ADSs to or as instructed by the Borrower in a form reasonably acceptable to the Borrower at the office of Cleary Gottlieb Steen & Hamilton LLP, at 9:00 A.M., New York time, on July 1, 2008, or at such other time on the same or such other date, as the Borrower and the Company shall agree in writing, such time being herein referred to as the “Closing Date.” For purposes of Rule 15c6-1 under the Exchange Act, the Closing Date (if later than the otherwise applicable settlement date) shall be the settlement date for payment of funds and delivery of securities for all the Offered Securities sold pursuant to the offering. The Offered Securities so to be delivered or evidence of their issuance will be made available for checking at the above office of Cleary Gottlieb Steen & Hamilton LLP at least 24 hours prior to the Closing Date.

4. Offering by Underwriter. The Company is advised by the Underwriter that the Underwriter propose to make a public offering of the Offered Securities (the “Public Offering”), as soon as practicable after the date of this Agreement and as in the judgment of the Underwriter is advisable, and from time to time thereafter. The Company is further advised by the Underwriter that the Underwriter proposes to offer the Offered Securities for sale to the public as set forth in the Final Prospectus.

5. Certain Agreements of the Company. The Company agrees with the Underwriter and the Borrower that:

(a) Filing of Prospectuses. The Company has filed or will file each Statutory Prospectus (including the Final Prospectus) pursuant to and in accordance with Rule 424(b)(2) (or, if applicable and consented to by the Underwriter and the Borrower, subparagraph (5)) not later than the second business day following the earlier of the date it is first used or the execution and delivery of this Agreement. The Company has complied and will comply with Rule 433.

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(b) Filing of Amendments; Response to Commission Requests. The Company will promptly advise the Underwriter and the Borrower of any proposal to amend or supplement the Registration Statement or any Statutory Prospectus at any time and will offer the Underwriter and the Borrower a reasonable opportunity to comment on any such amendment or supplement; and the Company will also advise the Underwriter and the Borrower promptly of (i) the filing of any such amendment or supplement, (ii) any request by the Commission or its staff for any amendment to the Registration Statement, for any supplement to any Statutory Prospectus or for any additional information, (iii) the institution by the Commission of any stop order proceedings in respect of the Registration Statement or the threatening of any proceeding for that purpose, and (iv) the receipt by the Company of any notification with respect to the suspension of the qualification of the Offered Securities in any jurisdiction or the institution or threatening of any proceedings for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the suspension of any such qualification and, if issued, to obtain as soon as possible the withdrawal thereof.

(c) Continued Compliance with Securities Laws. If, at any time when a prospectus relating to the Offered Securities is (or but for the exemption in Rule 172 would be) required to be delivered under the Securities Act by the Underwriter or any dealer, any event occurs as a result of which the Final Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Registration Statement or supplement the Final Prospectus to comply with the Securities Act, the Company will promptly notify the Underwriter of such event and will promptly prepare and file with the Commission and furnish, at its own expense, to the Underwriter and the dealers and any other dealers upon request of the Underwriter, an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance. Neither the Underwriter consent to, nor the Underwriter’s delivery of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 7 hereof.

(d) Rule 158. As soon as practicable, but not later than 16 months, after the date of this Agreement, the Company will make generally available to its securityholders an earnings statement covering a period of at least 12 months beginning after the date of this Agreement and satisfying the provisions of Section 11(a) of the Securities Act and Rule 158.

(e) Furnishing of Prospectuses. The Company will furnish to the Underwriter and the Borrower copies of the Registration Statement, including all exhibits, any Statutory Prospectus, the Final Prospectus and all amendments and supplements to such documents, in each case as soon as available and in such quantities as the Underwriter or the Borrower reasonably requests. The Company will pay the expenses of printing and distributing to the Underwriter and the Borrower all such documents.

(f) Blue Sky Qualifications. The Company will arrange for the qualification of the Offered Securities for sale under the laws of such jurisdictions as the Underwriter designates and will continue such qualifications in effect so long as required for the distribution.

(g) Reporting Requirements. During the period of five years hereafter, the Company will furnish to the Underwriter and the Borrower as soon as practicable after the end of each fiscal year, a copy of its annual report to shareholders for such year; and the Company will furnish to the Underwriter and the Borrower (i) as soon as available, a copy of each report and any definitive proxy statement of the Company filed with the Commission under the Exchange Act or mailed to shareholders, and (ii) from

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time to time, such other information concerning the Company as the Underwriter or the Borrower may reasonably request. However, so long as the Company is subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act and is timely filing reports with the Commission on its Electronic Data Gathering, Analysis and Retrieval system, it is not required to furnish such reports or statements to the Underwriter or the Borrower.

(h) Payment of Expenses. The Company will pay all expenses incidental to the performance of its obligations under this Agreement and the ADS Lending Agreement, including but not limited to any filing fees and other expenses (including fees and disbursements of counsel to the Underwriter and the Borrower) incurred in connection with qualification of the Offered Securities for sale under the laws of such jurisdictions as the Underwriter designates and the preparation and printing of memoranda relating thereto, costs and expenses related to the review by the Financial Industry Regulatory Authority, Inc. of the Offered Securities (including filing fees relating to such review but excluding the fees and expenses of counsel for the Underwriter and the Borrower relating to such review), costs and expenses relating to investor presentations on any internet “road show” in connection with the offering and sale of the Offered Securities, fees and expenses incident to listing the Offered Securities on the NASDAQ Stock Market, fees and expenses in connection with the registration of the Offered Securities under the Exchange Act, and expenses incurred in distributing the Statutory Prospectus included in the General Disclosure Package and the Final Prospectus (including any amendments and supplements thereto) to the Underwriter and the Borrower and for expenses incurred for preparing, printing and distributing any Issuer Free Writing Prospectuses to investors or prospective investors. Except as provided herein or in the Purchase Agreement, dated June 25, 2008, between the Company and the Underwriter (the “Purchase Agreement”), the Company will not be responsible for any expenses of the Underwriter or the Borrower, including fees and disbursements of counsel to the Underwriter and the Borrower.

(i) Absence of Manipulation. The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, stabilization or manipulation of the price of any securities of the Company to facilitate the sale of the Offered Securities.

(j) Taxes. The Company will indemnify and hold harmless the Underwriter and the Borrower against any documentary, stamp or similar issue tax, including any interest and penalties, on the creation, issuance and delivery of the Offered Securities and on the execution and delivery of this Agreement and the ADS Lending Agreement. All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

6. Free Writing Prospectuses. The Company represents and agrees that, unless it obtains the prior consent of the Underwriter and the Borrower, and each of the Underwriter and the Borrower represents and agrees that, unless it obtains the prior consent of the Company, it has not made and will not make any offer relating to the Offered Securities that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission. Any such free writing prospectus consented to by the Company, the Underwriter and the Borrower is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping.

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7. Conditions of the Obligations of the Underwriter and the Borrower. The obligations of the Underwriter and the Borrower on the Closing Date will be subject to the accuracy of the representations and warranties of the Company herein (as though made on the Closing Date), to the accuracy of the statements of Company officers made pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions precedent:

(a) Accountants’ Comfort Letter. The Underwriter and the Borrower shall have received letters, dated, respectively, the date hereof and the Closing Date, of Deloitte Touche Tohmatsu CPA Ltd. confirming that they are a registered public accounting firm and independent public accountants within the meaning of the Securities Laws, to the effect set forth in the form of Schedule B hereto (except that, in any letter dated the Closing Date, the specified date referred to in Schedule B hereto shall be a date no more than three days prior to the Closing Date) and to such further effect as counsel to the Underwriter and the Borrower may reasonably request.

(b) Filing of Prospectus. The Final Prospectus shall have been filed with the Commission in accordance with the Rules and Regulations and Section 5(a) hereof. No stop order suspending the effectiveness of the Registration Statement or of any part thereof shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Company or the Underwriter, shall be contemplated by the Commission.

(c) No Material Adverse Change. Subsequent to the execution and delivery of this Agreement, there shall not have occurred (i) any change, or any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and the Subsidiaries taken as a whole which, in the judgment of the Underwriter, is material and adverse and makes it impractical or inadvisable to market the Offered Securities; (ii) any downgrading in the rating of any debt securities of the Company by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g)), or any public announcement that any such organization has under surveillance or review its rating of any debt securities of the Company (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating), or any announcement that the Company has been placed on negative outlook; (iii) any change in either U.S. or PRC or international financial, political or economic conditions or currency exchange rates or exchange controls the effect of which is such as to make it, in the judgment of the Underwriter, impractical to market or to enforce contracts for the sale of the Offered Securities, whether in the primary market or in respect of dealings in the secondary market, (iv) any suspension or material limitation of trading in securities generally on the New York Stock Exchange or NASDAQ Stock Market, or any setting of minimum or maximum prices for trading on such exchange; (v) or any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market; (vi) any banking moratorium declared by any U.S. federal, New York or Cayman Islands authorities; (vii) any major disruption of settlements of securities, payment, or clearance services in the United States or the Cayman Islands or any other country where such securities are listed or (viii) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States or the PRC, any declaration of war by Congress or any other national or international calamity or emergency if, in the judgment of the Underwriter, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency is such as to make it in the judgment of the Underwriter impractical or inadvisable to market the Offered Securities or to enforce contracts for the sale of the Offered Securities.

(d) Opinion of Counsel for Company. The Underwriter and the Borrower shall have received an opinion, dated the Closing Date, of Latham & Watkins LLP, counsel for the Company, to the effect set forth in the form of Schedule C hereto and to such further effect as counsel to the Underwriter and the Borrower may reasonably request.

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(e) Opinion of Cayman Islands Counsel for Company. The Underwriter and the Borrower shall have received an opinion, dated the Closing Date, of Conyers Dill & Pearman, Cayman Islands counsel for the Company, to the effect set forth in the form of Schedule D hereto and to such further effect as counsel to the Underwriter and the Borrower may reasonably request.

(f) Opinion of PRC Counsel for Company. The Underwriter and the Borrower shall have received an opinion addressed to the Company, dated the Closing Date, of Jun He Law Office, PRC counsel for the Company, to the effect set forth in the form of Schedule E hereto and to such further effect as counsel to the Underwriter and the Borrower may reasonably request.

(g) Opinion of Counsel for Underwriter and Borrower. The Underwriter and the Borrower shall have received from Cleary Gottlieb Steen & Hamilton LLP, counsel for the Underwriter and the Borrower, such opinion or opinions, dated the Closing Date, with respect to such matters as the Underwriter and the Borrower may require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(h) Opinion of PRC Counsel for Underwriter and Borrower. The Underwriter and the Borrower shall have received from King & Wood, PRC counsel for the Underwriter and the Borrower, such opinion, dated the Closing Date, with respect to such matters as the Underwriter and the Borrower may require, and the Company shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass on such matters.

(i) Opinion of Counsel for Depositary. Ziegler, Ziegler & Associates LLP, counsel for the Depositary, shall have furnished to the Underwriter and the Borrower their written opinion, dated the Closing Date, to the effect set forth in the form of Schedule F hereto and to such further effect as counsel to the Underwriter and the Borrower may reasonably request.

(j) Officers’ Certificate. The Underwriter and the Borrower shall have received a certificate, dated the Closing Date, of an executive officer of the Company and a principal financial or accounting officer of the Company in which such officers shall state that the representations and warranties of the Company in this Agreement are true and correct, that the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date, and that, subsequent to the date of the most recent financial statements in the General Disclosure Package there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and the Subsidiaries taken as a whole except as set forth in the General Disclosure Package or as described in such certificate.

(l) Indenture. At or prior to the Closing Date, the Company and the Trustee shall have executed and delivered the Indenture.

(m) Borrowed ADSs. The Borrower shall have received from the Company that number of borrowed ADSs requested in accordance with the ADS Lending Agreement pursuant to the applicable Borrowing Notice.

(n) Notes Offering. The offering of the Notes, substantially on the terms described in the Preliminary Offering Circular (as defined in the Purchase Agreement) and any Issuer Free Writing Communication (as defined in the Purchase Agreement) specified in Schedule A to the Purchaser Agreement, shall have been consummated on the Closing Date.

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The Company will furnish the Underwriter and the Borrower with such conformed copies of such opinions, certificates, letters and documents as the Underwriter and the Borrower reasonably request. The Underwriter and the Borrower may in their sole discretion waive compliance with any conditions to the obligations of the Underwriter and the Borrower hereunder.

8. Condition of the Obligations of the Company. The obligations of the Company on the Closing Date will be subject to the condition precedent that the Borrower shall have executed and delivered a deed of charge over bank account securing the obligations of the Borrower in respect of the ADS Lending Agreement.

9. Indemnification and Contribution. (a) Indemnification of Underwriter and Borrower. The Company will indemnify and hold harmless each of the Underwriter and the Borrower, its partners, members, directors, officers, employees, agents, affiliates and each person, if any, who controls the Underwriter or the Borrower within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each, an “Indemnified Party”), against any and all losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Securities Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of the Registration Statement at any time, the Statutory Prospectus included in the General Disclosure Package, the Final Prospectus or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Indemnified Party is a party thereto), whether threatened or commenced, and in connection with the enforcement of this provision with respect to any of the above as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Company by the Underwriter or the Borrower specifically for use therein, it being understood and agreed that the only such information furnished by the Underwriter consists of the information described as such in subsection (b) below.

(b) Indemnification of Company. Each of the Underwriter and the Borrower will severally and not jointly indemnify and hold harmless the Company, each of its directors and each of its officers who signs a Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each, an “Underwriter/Borrower Indemnified Party”), against any losses, claims, damages or liabilities to which such Underwriter/Borrower Indemnified Party may become subject, under the Securities Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of the Registration Statement at any time, the Statutory Prospectus included in the General Disclosure Package, the Final Prospectus, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or the alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by the Underwriter or the Borrower specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by such Underwriter/Borrower Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Underwriter/ Borrower Indemnified Party is a party thereto), whether threatened or commenced, based upon any such untrue statement or omission, or any such alleged untrue statement or omission as such expenses are incurred, it being understood and agreed

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that the only such information furnished by the Underwriter or Borrower consists of information relating to the Underwriter or Borrower furnished to the Company in writing by such Underwriter or Borrower expressly for use therein.

(c) Actions against Parties; Notification. Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under subsection (a) or (b) above, notify the indemnifying party of the commencement thereof; but the failure to notify the indemnifying party shall not relieve it from any liability that it may have under subsection (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under subsection (a) or (b) above. In case any such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(d) Contribution. If the indemnification provided for in this Section is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a) or (b) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriter and the Borrower on the other from the offering of the Offered Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Underwriter and the Borrower on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriter and the Borrower on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriter and the Borrower. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Underwriter and the Borrower on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this subsection (d). Notwithstanding the provisions of this subsection (d), neither the Underwriter nor the Borrower shall be required to contribute any amount in excess of the amount by which the total price at which the Offered Securities underwritten by the Underwriter and distributed to the public were offered to the public exceeds the amount of any damages which the Underwriter or the Borrower has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to

19

contribution from any person who was not guilty of such fraudulent misrepresentation. The obligations of the Underwriter or the Borrower in this subsection (d) to contribute are several and not joint. The Company, the Underwriter and the Borrower agree that it would not be just and equitable if contribution pursuant to this Section 9(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 9(d).

10. Survival of Certain Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the Company or its officers and of the Underwriter and the Borrower set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of the Underwriter or the Borrower, the Company or any of their respective representatives, officers or directors or any controlling person, and will survive delivery of and payment for the Offered Securities. If the transactions contemplated under this Agreement and the ADS Lending Agreement are not consummated for any reason, the Company shall remain responsible for the expenses to be paid or reimbursed by it pursuant to Section 5(h), and the respective obligations of the Company on the one hand and the Underwriter and the Borrower on the other pursuant to Section 9 hereof shall remain in effect. If the transactions contemplated under this Agreement and the ADS Lending Agreement are not consummated for any reason other than solely because of the occurrence of any event specified in clause (iii), (iv), (vi), (vii) or (viii) of Section 7(c), the Company will reimburse the Underwriter and the Borrower for all out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by them in connection with the offering of the Offered Securities.

11. Notices. All communications hereunder will be in writing and, if sent to the Underwriter, will be mailed, delivered or telegraphed and confirmed to Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, N.Y. 10010-3629, Attention: LCD-IBD, if sent to the Borrower, will be mailed, delivered or telegraphed and confirmed to Credit Suisse Securities (Europe) Limited, One Cabot Square, London E14 4QJ, Attention: LCD-IBD, or, if sent to the Company, will be mailed, delivered or telegraphed and confirmed to it at No. 123, Fochengxilu, Nanjing Jiangning Economic & Technical Development Zone, China, Attention: Kenneth Luk.

12. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in Section 9, and no other person will have any right or obligation hereunder.

13. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

14. Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

(a) No Other Relationship. No fiduciary, advisory or agency relationship between the Company and the Underwriter or the Borrower has been created in respect of any of the transactions contemplated by this Agreement, the ADS Lending Agreement or the Final Prospectus, irrespective of whether the Underwriter or the Borrower has advised or is advising the Company on other matters;

(b) Arms’ Length Negotiations. The terms of the transactions contemplated under this Agreement and the ADS Lending Agreement set forth in this Agreement was established by the Company following discussions and arms-length negotiations with the Underwriter and the Borrower and the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement and the ADS Lending Agreement;

(c) Absence of Obligation to Disclose. The Company has been advised that the Underwriter, the Borrower and their respective affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company

20

and that neither the Underwriter nor the Borrower has any obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(d) Waiver. The Company waives, to the fullest extent permitted by law, any claims it may have against the Underwriter or the Borrower for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that neither the Underwriter nor the Borrower shall have any liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, employees or creditors of the Company.

15. Applicable Law. This Agreement and, to the fullest extent permitted by applicable law, all matters arising out or relating in any way to this Agreement, shall be governed by the law of the State of New York.

The Company hereby submits to the non-exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The Company irrevocably and unconditionally waives any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in Federal and state courts in the Borough of Manhattan in The City of New York and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum. The Company irrevocably appoints CT Corporation System of 111 Eighth Avenue, New York, New York 10011, U.S.A., as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided in Section 11, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.

The obligation of the Company pursuant to this Agreement in respect of any sum due to the Underwriter or the Borrower shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by such Underwriter or Borrower of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter or Borrower may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter or Borrower hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or Borrower against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or Borrower hereunder, such Underwriter or Borrower agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or Borrower hereunder.

21

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company one of the counterparts hereof, whereupon it will become a binding agreement between the Company, the Underwriter and the Borrower in accordance with its terms.

Very truly yours,

China Sunergy Co., Ltd.

By:	/s/
Name:
Title:

The foregoing Underwriting Agreement is hereby

  confirmed and accepted as of the date first above written.

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/
Name:
Title:

By:	/s/
Name:
Title:

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

By:	/s/
Name:
Title:

By:	/s/
Name:
Title:

22

SCHEDULE A

1. General Use Free Writing Prospectuses (included in the General Disclosure Package)

None

2. Other Information Included in the General Disclosure Package

1.	The initial price to the public of the Offered Securities.

2.	The number of ADSs included in the Offered Securities.

3.	The aggregate principal amount of Notes offered pursuant to the Purchase Agreement and the interest rate, the initial conversion rate and the initial conversion price of the Notes.

4.	The Company has entered into a supply agreement with the European wafer provider REC Wafer for a high quality supply of monocrystalline 156-millimeter wafers for the seven years from 2009 through 2015. The scheduled shipments are expected to begin in early 2009 and be completed at the end of 2015. Both amount and price are fixed according to the thickness of wafer and the year of shipment, with some flexibility on amounts within certain limits. Total purchases of wafers by the Company from REC Wafer are expected to exceed $400 million over the life of the Agreement. The Company believes that, by partnering with its new supplier, it is reducing its reliance on the spot market, and it believes that the cost savings involved will ease the pressure it has recently seen on its margins.

A-1

SCHEDULE B

Form of Comfort Letter

June 25, 2008

CREDIT SUISSE SECURITIES (USA) LLC,

Eleven Madison Avenue,

New York, N.Y. 10010-3629

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

One Cabot Square

London E14 4QJ

and

The Board of Directors

China Sunergy Co., Ltd.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 21100, China

As the Underwriter in connection with the offering of Borrowed American Depositary Shares (the “ADSs”) of China Sunergy Co. Ltd.

Dear Sirs:

We have audited the consolidated balance sheets of China Sunergy Co. Ltd. and its subsidiaries (the “Group”) as of December 31, 2005, 2006 and 2007 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007 and the related financial statement schedule, all included in the Group’s annual report on Form 20-F for the year ended December 31, 2007, and incorporated by reference in the registration statement (No. 333-151518) on Form F-3 filed with the United States Securities and Exchange Commission (the “SEC”) on June 9, 2008 and as amended and filed on June 19, 2008 by the Group under the U.S. Securities Act of 1933 (the “Act”); our report with respect thereto is also incorporated by reference in that registration statement. The preliminary prospectus supplement dated June 23, 2008 and the final prospectus supplement dated June 25, 2008 to that registration statement (No. 333-151518) on Form F-3 as filed with the SEC on June 9, 2008 and as amended and filed with SEC on June 19, 2008 are herein referred to as the “Prospectus.”

In connection with the Prospectus:

1. We are an independent registered public accounting firm with respect to the Group within the meaning of the Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (the “PCAOB”).

2. In our opinion, the consolidated financial statements and financial statement schedule audited by us and incorporated by reference in the Prospectus comply as to form in all material respects with the applicable accounting requirements of the Act and the related rules and regulations adopted by the SEC.

3. We have not audited any financial statements of the Group as of any date or for any period subsequent to December 31, 2007; although we have conducted an audit for the year ended December 31, 2007, the purpose (and therefore the scope) of the audit was to enable us to express our opinion on the consolidated financial statements as of December 31, 2007, and for the year then ended, but not on the financial statements for any interim period within that year. Therefore, we are unable to and do not express any opinion on the unaudited condensed consolidated balance sheet as of March 31, 2008, and the unaudited condensed consolidated statements of operations, for the three-month periods ended March 31, 2007 and 2008, included in the Prospectus, or on the financial position, results of operations, or cash flows as of any date or for any period subsequent to December 31, 2007.

4. For purposes of this letter, we have read the 2008 minutes of meetings of the shareholders, the board of directors of the Group including any committee minutes if available as set forth in the minute books at June 22, 2008. Officials of the Group have advised us that the minutes of all such meetings throughout that date were set forth therein; we have carried out other procedures to June 22, 2008 as follows (our work did not extend from June 22, 2008 to June 25, 2008 ):

a. With respect to the three-month periods ended March 31, 2007 and 2008, we have:

(i) Read the unaudited amounts included under “Recent Developments” in the Prospectus.

(ii) Performed the procedures specified by the PCAOB for a review of interim financial information as described in SAS 100, Interim Financial Information, on the unaudited condensed consolidated balance sheet as of March 31, 2008, and unaudited condensed consolidated statements of operations, and cash flows for the three month periods ended March 31, 2007 and 2008, included in the Prospectus;

(iii) Inquired of certain officials of the Group who have responsibility for financial and accounting matters whether the unaudited condensed consolidated financial statements referred to in 4a(ii) is stated on a basis substantially consistent with that of the audited consolidated financial statements incorporated by reference in the Prospectus.

b. With respect to the period from April 1, 2008 to May 31, 2008, we have:

(i) Read the unaudited consolidated financial information of the Group for April and May of both 2007 and 2008 furnished to us by the Group; such financial information is incomplete in that it omits the statements of cash flows and other disclosures; officials of the Company have advised us that no such financial statements as of any date or for any period subsequent to May 31, 2008 were available; and

(ii) Inquired of certain officials of the Company who have responsibility for financial and accounting matters whether the unaudited consolidated financial information referred to in 4b(i) are stated on a basis substantially consistent with that of the audited consolidated financial statements incorporated by reference in the Prospectus.

The foregoing procedures do not constitute an audit conducted in accordance with the standards of the PCAOB. Also, they would not necessarily reveal matters of significance with respect to the comments in the following paragraph. Accordingly, we make no representations regarding the sufficiency of the foregoing procedures for your purposes.

5. Nothing came to our attention as a result of the foregoing procedures, however, that caused us to believe that -

a.	(i)	Any material modifications should be made to the unaudited condensed consolidated financial statements described in 4a(ii), included in the Prospectus, for them to be in conformity with accounting principles generally accepted in the United States of America except that the information does not include all the disclosures required by APB 28, Interim Financial Reporting.

b.	(i)	At May 31, 2008, there was any change in the ordinary shares, increase in long-term debt, or decrease in consolidated net current assets or shareholders’ equity of the Group as compared with amounts shown in the March 31, 2008 unaudited condensed consolidated balance sheet included in the Prospectus, or;

	(ii)	For the period from April 1, 2008 to May 31, 2008, there were any decreases, as compared with the corresponding period in the preceding year, in consolidated net revenues or in the total or per-share amounts of income before extraordinary items or of net income except that the unaudited consolidated balance sheet as of May 31, 2008, which we were furnished by the Company, showed a decrease in net current assets from $124 million as of March 31, 2008 to $119 million as of May 31, 2008.

6. Group officials have advised us that no consolidated financial statements as of any date or for any period subsequent to May 31, 2008 are available; accordingly, the procedures carried out by us with respect to changes in financial statement items after May 31, 2008 have, of necessity, been even more limited than those with respect to the periods referred to in paragraph 4. We have inquired of certain officials of the Group who have responsibility for financial and accounting matters whether: (a) at June 22, 2008, there was any change in ordinary shares, increase in long-term debt, or any decreases in consolidated net current assets or shareholders’ equity of the Group as compared with amounts shown on the March 31, 2008 unaudited condensed consolidated balance sheet included in the Prospectus or (b) for the period from April 1, 2008, to June 22, 2008, there were any decreases, as compared with the corresponding period in the preceding year, in consolidated net revenues or in the total or per-share amounts of income before extraordinary items or of net income. On the basis of these inquiries and our reading of the minutes as described in 4, nothing came to our attention that caused us to believe that there was any such change, increase, or decrease, except that Group officials informed us that there was a decrease in net current assets from $124 million as of March 31, 2008 to $119 million as of June 22, 2008.

7. With respect to the unaudited condensed consolidated financial information for the three-month periods ended March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007, September 30, 2007 and December 31, 2007 included in “Selected Quarterly Results of Operations” in the Prospectus, we have performed the procedures specified by the PCAOB for a review of interim financial information as described in SAS 100, Interim Financial Information and (ii) inquired of certain officials of the Group who have responsibility for financial and accounting matters whether the unaudited consolidated financial statements are stated on a basis substantially consistent with that of the audited consolidated financial statements incorporated by reference in the Prospectus. Nothing came to our attention as a result of the foregoing procedures that caused us to believe that any material modifications should be made to the unaudited condensed consolidated financial information described above, included in the Prospectus, for it to be in conformity with accounting principles generally accepted in the United States of America except that the information does not include all the disclosure required by APB 28, Interim Financial Reporting.

8. For purposes of this letter, we have also read the items identified by you on the attached copies of selected pages from the Group’s annual report on Form 20-F for the year ended December 31, 2007 as filed with the SEC on June 9, 2008, the registration statement (No. 333-151518) on Form F-3 as filed with the SEC on June 9, 2008 and as amended and filed with the SEC on June 19, 2008, and the Prospectus, and have performed the following procedures, which were applied as indicated with respect to the letters explained below:

A	Compared the amounts, descriptions of such amounts, percentages, ratios or numbers to the corresponding information in the Group’s audited consolidated financial statements, including related notes for the respective periods, incorporated by reference in the Prospectus, or to the amounts derived from such statements and related notes, and found them to be in agreement.

B	Proved the arithmetic accuracy of the amounts, percentages, ratios or numbers based upon information included in or derived from the audited consolidated financial statements referred to in (A), giving effect to rounding where applicable.

C	Compared the amounts, descriptions of such amounts, percentages, ratios or numbers to the corresponding information in the Group’s unaudited consolidated financial statements referred to in paragraph 4a above and included in the Prospectus, and found them to be in agreement.

D	Proved the arithmetic accuracy of the amounts, percentages, ratios or numbers based upon information included in or derived from the Group’s unaudited consolidated financial statements referred to in (C), giving effect to rounding where applicable.

E	Compared the amounts, descriptions of such amounts, percentages, ratios or numbers to the corresponding information in the Group’s general ledger and accounting records, and found them to be in agreement.

F	Compared the amounts, descriptions of such amounts, percentages, ratios or numbers to the corresponding information in schedules or reports prepared by the Group using information derived from the accounting records, and found them to be in agreement. Proved the arithmetic accuracy of the amounts, percentages, ratios or numbers in schedules or reports prepared by the Group using information derived from the accounting records. Amounts in such schedules and reports were compared to the accounting records of the Group and found to be in agreement.

G	Proved the arithmetic accuracy of the as adjusted numbers, which the Group has calculated by adjusting the actual numbers and amounts as of March 31, 2008 to reflect (a) the sale of the convertible notes and (b) the receipt of the nominal lending fees from the borrowed ADSs being offered in this offering. (However, we make no comment as to the reasonableness of the convertible notes to be sold by the Company or whether such sale will take place, the amounts of the selling price, Underwriter’s discount and commission and estimated expenses of the offering or the amount of the nominal lending fees associated with the borrowed ADSs).

H	As described in paragraph 7 of this letter, with respect to the unaudited condensed consolidated financial information for the three-month periods ended March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007, September 30, 2007 and December 31, 2007 included in “Selected Quarterly Results of Operations” in the Prospectus, we have performed the procedures specified by the PCAOB for a review of interim financial information as described in SAS 100, Interim Financial Information. Nothing came to our attention as a result of the foregoing procedures that caused us to believe any material modifications should be made to the unaudited condensed consolidated financial information described above, included in the Prospectus, for it to be in conformity with accounting principles generally accepted in the United States of America except that the information does not include a statement of comprehensive income and does not include all the disclosures required by APB 28 Interim Financial Reporting.

I	Recomputed the amount by including the ADS ratio of 1 ADS to 6 ordinary shares.

J	Proved the arithmetic accuracy of the amount based on the exchange rate for the United States dollar from the Federal Reserve Bank of New York noon buying rate as of December 31, 2007. We make no comment as to the exchange rate used.

9. Our audit of the consolidated financial statements for the periods referred to in the introductory paragraph of this letter comprised audit tests and procedures deemed necessary for the purpose of the expressing an opinion on such financial statements taken as a whole. For none of the period referred to therein, or any other period, did we perform audit tests for the purpose of expressing an opinion on individual balances of accounts or summaries of selected transactions such as those enumerated above, and, accordingly, we express no opinion thereon.

10. It should be understood that we make no representation regarding questions of legal interpretation or regarding the sufficiency for your purposes of the procedures enumerated in paragraph 8 above; also, such procedures would not necessarily reveal any material misstatement of the amounts or percentages discussed above. Further, we have addressed ourselves solely to the foregoing data as set forth in the Group’s annual report on Form 20-F for the year ended December 31, 2007 as filed with the SEC on June 9, 2008, the registration statement (No. 333-151518) on Form F-3 as filed with the SEC on June 9, 2008 and as amended and filed with the SEC on June 19, 2008, and the Prospectus and make no representation regarding the adequacy of disclosure or regarding whether any material facts have been omitted.

11. This letter is solely for the information of the addressees and to assist the Underwriter in conducting and documenting their investigation of the affairs of the Group in connection with the offering of the securities covered by the Prospectus, and it is not to be used, circulated, quoted, or otherwise referred to within or without the underwriting group for any other purpose, including but not limited to the registration, purchase, or sale of securities, nor is it to be filed with or referred to in whole or in part in the Prospectus or any other document, except that reference may be made to it in the underwriting agreement or in any list of closing documents pertaining to the offering of the securities covered by the Prospectus.

Yours truly,

Deloitte Touche Tohmatsu CPA Ltd

SCHEDULE C

Form of Opinion of U.S. Counsel for the Company

1.	The Underwriting Agreement has been duly executed and delivered by the Company in accordance with the laws of the State of New York.

2.	The ADS Lending Agreement has been duly executed and delivered by the Company in accordance with the laws of the State of New York, and is the legally valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

3.	The Deposit Agreement has been duly executed and delivered by the Company in accordance with the laws of the State of New York, and is the legally valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

4.	Upon issuance and delivery by the Depositary of ADSs against the deposit of the Shares in respect thereof in accordance with the terms of the Deposit Agreement, such ADSs will be duly and validly issued and will entitle the person or persons in whose name such ADSs are duly registered to the rights specified therein and in the Deposit Agreement.

5.	The execution and delivery of the Underwriting Agreement, the Deposit Agreement and the ADS Lending Agreement by the Company, the deposit of the Shares by the Company with the Depositary against issuance of the ADSs, and the lending of the ADSs by the Company to the Borrower pursuant to the ADS Lending Agreement do not on the date hereof:

(i) result in the breach of or a default under any of the Documents which are governed by the laws of the State of New York and to which the Company is a party;

(ii) violate any United States federal or New York statute, rule or regulation applicable to the Company; or

(iii) require any consents, approvals, or authorizations to be obtained by the Company from, or any registrations, declarations or filings to be made by the Company with, any governmental authority under any United States federal or New York statute, rule or regulation applicable to the Company on or prior to the date hereof that have not been obtained or made.

6.	The Registration Statements have become effective under the Act. With your consent, based solely on a telephonic confirmation by a member of the Staff of the Commission on June [—], 2008, we confirm that no stop order suspending the effectiveness of the Registration Statements has been issued under the Act and no proceedings therefor have been initiated by the Commission. Any required filing of the Prospectus under Rule 424(b) and 430B has been filed in accordance with Rule 424(b) and 430B under the Act.

7.	The F-3 Registration Statement, at June [—], 2008, including the information deemed to be a part thereof pursuant to Rule 430B under the Act, and the Prospectus, as of its date, each appeared on their face to be appropriately responsive in all material respects to the applicable form requirements for registration statements on Form F-3 under the Act and the rules and regulations of the Commission thereunder; it being understood, however, that we express no view with respect to Regulation S-T or the financial statements, schedules, or other financial data included in, or omitted from, the F-3 Registration Statement or the Prospectus. For purposes of this paragraph, we have assumed that the statements made in the Registration Statements and the Prospectus are correct and complete.

C-1

8.

The statements in the Prospectus under the captions “Description of American Depositary Shares,” insofar as they purport to constitute a summary of the terms of the ADSs are accurate descriptions or summaries in all material respects.

9.	The Company is not, and after giving effect to the loan and offering of the ADSs as described in the Prospectus will not be, required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

10.	Pursuant to Section 14 of the Underwriting Agreement, under the laws of the State of New York the Company has validly (i) chosen New York law to govern its rights and duties under the Underwriting Agreement, (ii) submitted to the personal jurisdiction of the state and federal courts, located in the Borough of Manhattan in The City of New York in any action arising out of or relating to the Underwriting Agreement or the transactions contemplated thereby, (iii) to the extent permitted by law, waived any objection to the venue of a proceeding in any such court, and (iv) appointed CT Corporation System as its authorized agent for the purpose described in Section 14 of the Underwriting Agreement. Service of process in the manner set forth in Section 14 of the Underwriting Agreement will be effective to confer valid personal jurisdiction over the Company in connection with an action or proceeding arising out of or related to the Underwriting Agreement in any such court.

11.	Pursuant to Section 19 and Exhibit A of the Deposit Agreement, under the laws of the State of New York the Company has validly (i) chosen New York law to govern its rights and duties under the Deposit Agreement, (ii) submitted to the personal jurisdiction of the state and federal courts, located in the State of New York, County of New York in any action arising out of or relating to the Deposit Agreement or the transactions contemplated thereby, (iii) to the extent permitted by law, waived any objection to the venue of a proceeding in any such court, and (iv) appointed CT Corporation System as its authorized agent for the purpose described in Section 19 of the Deposit Agreement. Service of process in the manner set forth in Section 19 of the Deposit Agreement will be effective to confer valid personal jurisdiction over the Company in connection with an action or proceeding arising out of or related to the Deposit Agreement in any such court.

12.	Pursuant to Section 17 of the ADS Lending Agreement, under the laws of the State of New York the Company has validly (i) chosen New York law to govern its rights and duties under the ADS Lending Agreement, (ii) submitted to the personal jurisdiction of the state and federal courts, located in New York City in any action arising out of or relating to the ADS Lending Agreement or the transactions contemplated thereby, and (iii) to the extent permitted by law, waived any objection to the venue of a proceeding in any such court.

13.	To the best of our knowledge, there are no contracts or documents of a character required to be described in the Registration Statements or the Prospectus or to be filed as exhibits to the Registration Statements that are not described or filed.

C-2

SCHEDULE D

Form of Opinion of Cayman Islands Counsel for the Company

1.	As at the Certificate Date, the Company is duly incorporated and validly existing under the laws of the Cayman Islands in good standing (meaning solely that it has not failed to make any filing with any Cayman Islands government authority or to pay any Cayman Islands government fee which would make it liable to be struck off by the Registrar of Companies and thereby cease to exist under the laws of the Cayman Islands) and is capable of exercising all the functions of a natural person of full capacity irrespective of corporate benefit, including but not limited to carrying on its business and owing its properties in accordance with its memorandum of association.

2.	Based solely upon our review of the Memorandum and Articles and a copy of the register of members certified (the “Register of Members”), the Company has the authorised and issued share capital as set forth in the Prospectus and all of the issued shares of the Company have been duly authorised and validly issued, and are fully paid and non-assessable (meaning that no further sums are payable to the Company on such shares). Every person who has agreed to become a member of the Company and whose name is entered on the register of members of the Company, shall be deemed to be a member of the Company.

3.	The Company has full corporate power and authority to enter into and perform its obligations under the Documents. The issuance of the ADSs and the Underlying Shares, the execution and delivery of the Documents by the Company and the performance by the Company of its obligations thereunder will not violate the Memorandum and Articles nor any applicable law, regulation, order or decree in the Cayman Islands.

4.	The Company has taken all corporate action required to authorise its execution, delivery and performance of each of the Documents and the filing of the Registration Statement and the Prospectus with the Commission. The Documents have been duly executed and delivered by or on behalf of the Company, and constitute the valid and binding and enforceable obligations of the Company in accordance with the terms thereof. The Registration Statement has been duly executed by or on behalf of the Company.

5.	The Underlying Shares have been duly authorised for issuance. When the Underlying Shares are issued, the Underlying Shares will be validly issued, fully paid and non-assessable (meaning that no further sums are payable to the Company on such shares), and will rank pari passu with the other Underlying Shares issued and outstanding.

6.	No order, consent, approval, licence, authorisation or validation of or exemption by any government or public body or authority of the Cayman Islands or any sub-division thereof is required to authorise or is required in connection with the execution, delivery, performance and enforcement of the Documents or the issuance of the Underlying Shares to the Depositary and the filing of the Registration Statement and the Prospectus with the Commission.

7.	It is not necessary or desirable to ensure the enforceability in the Cayman Islands of the Documents that they be registered in any register kept by, or filed with, any governmental authority or regulatory body in the Cayman Islands.

8.

There is no stamp, registration or similar tax or duty to be paid on or in relation to any of the Documents provided that they are executed and remain outside the Cayman Islands, including but not limited to (i) the issuance of the Underlying Shares to the Depositary, (ii) the entering of the Depositary as registered holder of the Underlying Shares, (iii) the declaration and payment of dividends and other distributions on the Underlying Shares, or (iv) the filing of the Registration Statement with the Commission. If it becomes necessary to bring the Documents into the Cayman Islands for enforcement or otherwise, nominal stamp duty will be payable on such Documents. In the case of any Document creating security over movable property granted by an exempted company, an ordinary non-resident company or a foreign company, stamp duty will be payable on an ad valorem basis to a maximum of CI$500.00 (US$600.00). Apart from the payment of stamp duty, there are no acts, conditions or things required by the laws and regulations of the Cayman Islands to be done, fulfilled or performed in order to make any of the Documents admissible in evidence in the Cayman Islands.

9.	All dividends and other distributions declared and payable on the Underlying Shares may be paid to the Depositary as the registered member of the Underlying Shares.

10.	The statements in the Prospectus regarding the laws of the Cayman Islands and included hereto at Schedule I, insofar and to the extent that they constitute a summary or description of the law and regulations of the Cayman Islands, are true and correct in all respects.

11.	There is no income or other tax of the Cayman Islands imposed by withholding or otherwise by virtue of the execution, delivery, performance and enforcement of any of the Documents or on any payment to be made to or by the Company pursuant to the Documents.

12.	There are no obligations to report to any government or public body or authority of the Cayman Islands imposed by or under the laws of the Cayman Islands on the holders of the Ordinary Shares (including the Underlying Shares) solely as a result of such persons being the holders of the Ordinary Shares (including the Underlying Shares).

13.	The Documents are in an acceptable legal form under the laws of the Cayman Islands for enforcement thereof against the Company in the Cayman Islands in accordance with its terms.

14.	Based solely upon a search of the Register of Writs and other Originating Process of the Grand Court of the Cayman Islands conducted at [ ] on [ ], 2008, (which would not reveal details of proceedings which have been filed but not actually entered in the Register of Writs and other Originating Process of the Grand Court of the Cayman Islands at the time of our search), there are no judgments against the Company, nor any legal or governmental proceedings, nor any petitions to wind up the Company pending in the Grand Court of the Cayman Islands to which the Company is subject.

15.	Neither the Memorandum and Articles nor the Companies Law imposes any restrictions on transfer or issue of shares of the Company, or grants rights to any member of the Company to be issued shares upon the allotment or issue of shares of the Company.

16.	The Underwriters and the Depositary will not be deemed to be resident, domiciled or carrying on business in the Cayman Islands or subject to taxation in the Cayman Islands or in violation of any law thereof by reason only of the execution performance and/or enforcement of the Documents to which it is a party.

17.	Each of the Underwriters and the Depositary has standing to bring an action or proceedings before the appropriate courts in the Cayman Islands for the enforcement of the Documents. It is not necessary or advisable in order for any of the Underwriters or the Depositary to enforce its rights under the Documents, including the exercise of remedies thereunder, that it be licensed, qualified or otherwise entitled to carry on business in the Cayman Islands.

18.	The Company is not entitled to any immunity under the laws of the Cayman Islands, whether characterised as sovereign immunity or otherwise, from any legal proceedings to enforce the Documents in respect of itself or its property.

19.	The Company is free to acquire, hold and sell foreign currency and securities without restriction. There are no government controls or exchange control restrictions in the Cayman Islands which would affect the performance by the Company of its obligations under the Documents or the Underlying Shares.

20.	The choice of the Foreign Laws as the governing law of the Documents is a valid choice of law and would be recognised and given effect to in any action brought before a court of competent jurisdiction in the Cayman Islands, except for those laws (i) which such court considers to be procedural in nature, (ii) which are revenue or penal laws or (iii) the application of which would be inconsistent with public policy, as such term is interpreted under the laws of the Cayman Islands. The irrevocable submission in the Documents to the non-exclusive jurisdiction of the Foreign Courts is valid and binding upon the Company.

21.	The courts of the Cayman Islands would recognise as a valid judgment, a final and conclusive judgment in personam obtained in the Foreign Courts against the Company based upon the Documents under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon (without retrial on the merits) provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

22.	The Company has the legal capacity to sue and be sued in its own name under the laws of the Cayman Islands.

23.	The appointment by the Company of an agent to accept service of process in respect of the Foreign Courts is a valid and effective appointment, if such appointment is valid and binding under the Foreign Laws and if no other procedural requirements are necessary in order to validate such appointment.

24.	The statements listed in Schedule II insofar and to the extent that they constitute a summary or description of the laws and regulations of the Cayman Islands and a summary of the terms of the share capital and the memorandum of association and articles of association of the Company, are true and correct in all respects and nothing has been omitted from such statements which would make them misleading in any material respect.

SCHEDULE E

Form of Opinion of PRC Counsel for the Company

(1)	Sunergy Nanjing and Sunergy Shanghai, the Company’s subsidiaries in the PRC (the “PRC Subsidiaries”), have been duly organized and are validly existing as foreign invested enterprises with limited liability under the PRC Law and their business licenses are in full force and effect. China Sunergy (Hong Kong) Co., Ltd., or Sunergy Hong Kong, owns 100% of the equity interest in Sunergy Nanjing. China Sunergy Co., Ltd., the Company’s subsidiary incorporated in the British Virgin Islands, or Sunergy BVI, owns 95% of the equity interest in Sunergy Shanghai. Sungery Hong Kong’s equity interest in Sunergy Nanjing and Sunergy BVI’s equity interest in Sunergy Shanghai are free and clear of all liens, encumbrances, equities or claims; the articles of association, the business licenses and the approval certificates issued by local counterparts of the Ministry of Commerce of the PRC to the PRC Subsidiaries comply with the requirements of applicable PRC Law and are in full force and effect. The PRC Subsidiaries have full power and authority (corporate and other) and all consents, approvals, authorizations, orders, registrations, clearances and qualifications of or with any Governmental Agency having jurisdiction over them or any of their properties required for the ownership and the conduct of their businesses and have the legal right and authority to own, use, lease and operate their assets and to conduct their businesses in the manner presently conducted and as described in the Company’s annual report on Form 20-F for the year ended December 31, 2007 filed by the Company with the Securities and Exchange Commission of the United States (the “SEC”) on June 9, 2008, the registration statement (No. 333-151518) on Form F-3 filed on June 9, 2008 and on Form F-3/A filed with the SEC on June 19, 2008 by the Company, the preliminary prospectus supplement dated June 23, 2008 and the final prospectus supplement dated June [ ], 2008 to that registration statement (No. 333-151518) on Form F-3 (together, the “Offering Documents”);

(2)	The registered capital of Sunergy Nanjing has been fully paid in and is non-assessable. The registered capital of Sunergy Shanghai has been duly paid in by China Electric Equipment Group Co., Ltd., or CEEG and Sunergy BVI in accordance with the capital contribution schedule as required by the PRC approval authorities. Each of the PRC Subsidiaries has obtained all approvals, authorizations, consents and orders, and has made all filings and registrations, which are required under the PRC Law for ownership by Sunergy Hong Kong or Sunergy BVI, as applicable, of its equity interest; and there are no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, nor any agreements or other obligations to issue or other rights to convert any obligation into, any equity interest in either of the PRC Subsidiaries;

(3)	Except as disclosed in the Offering Documents, each of the PRC Subsidiaries has legal and valid title to all of its properties and assets, in each case, free and clear of all liens, charges, encumbrances, equities, claims, defects, options and restrictions; and to the best of our knowledge after due inquiry, neither Sunergy Nanjing nor Sunergy Shanghai owns, operates, manages or has any other right or interest in any other material real property of any kind, except as described in the Offering Documents;

(4)	The letters of certification dated June 19, 2008 delivered to Sunergy Nanjing by Bank of Nanjing Company Limited by Shares, Zhongshan Branch (“Bank of Nanjng”) and Yuanli Ruide Assets Supervising Co., Ltd. (“Yuanli”) in connection with two Renminbi Loan Agreements (contract No. Bal080108012500024 and Bal 080108020200031, respectively) and the related Movable Property Pledge Agreements, each between Sunergy Nanjing and Bank of Nanjing, and the related Pledged Goods Supervising Agreements among Sunergy Nanjing, Bank of Nanjing and Yuanli, are valid, binding and enforceable under the PRC Laws. Based on such letters of certification, the disposal of certain pledged raw materials by Sunergy Nanjing prior to the date thereof will not constitute a default under the above agreements;

(5)	Except as disclosed in the Offering Documents, all Governmental Authorizations in connection with the establishment of the overseas affiliated companies of the PRC Subsidiaries have been obtained, and none of such authorizations has been withdrawn or revoked or is subject to any conditions precedent which has not been fulfilled or performed, nor, to the best of our knowledge after due enquiry, are there circumstances that may give rise to such authorizations being withdrawn or revoked;

(6)

Each of the PRC Subsidiaries has all necessary licenses, consents, authorizations, approvals, orders, certificates and permits of any kind, including all necessary environmental permits, and has made all declarations and filings with, all Governmental Agencies to own, lease, license and use its properties, assets and conduct its business in the manner described in the Offering Documents, and such licenses, consents, authorizations, approvals, orders, certificates or permits contain no materially burdensome restrictions or conditions not described in the Offering Documents; except as described in the Offering Documents, none of the PRC Subsidiaries has any reason to believe that any Governmental Agency is considering modifying, suspending or revoking any such licenses, consents, authorizations, approvals, orders, certificates or permits and each of the PRC Subsidiaries is in compliance with the provisions of all such licenses, consents, authorizations, approvals, orders, certificates or permits in all material respects;

(7)	All dividends and other distributions declared and payable upon the equity interests in the PRC Subsidiaries may under the current PRC Law be paid to Sunergy Hong Kong or Sunergy BVI, as applicable, in RMB that may be converted into U.S. dollars and freely transferred out of the PRC, and all such dividends and other distributions are not and, except as disclosed in the Offering Documents, will not be subject to withholding or other taxes under the PRC Law and, except as disclosed in the Offering Documents, are otherwise free and clear of any other tax, withholding or deduction in the PRC, and without the necessity of obtaining any Governmental Authorizations;

(8)	Sunergy Nanjing is subject to an income tax rate of 12.5% in 2008, 2009 and 2010; with respect to value added tax (“VAT”), Sunergy Nanjing is subject to VAT at the rate of 17% with respect to its sales of solar cells in China, and its export sales of solar cells are exempt from VAT;

(9)	Except for the requirement to update the registrations with the State Administration of Foreign Exchange (“SAFE”) Jiangsu Branch in connection with the initial public offering of the Company, the acquisition of Sunergy BVI’s interest in Sunergy Nanjing by Sunergy Hong Kong, the establishment of Sunergy Shanghai, and the requirement to register the Company’s stock option plan with SAFE Jiangsu Branch as disclosed in the Offering Documents, to the best of our knowledge after due inquiry, neither the Company nor any of its subsidiaries (including the PRC Subsidiaries) is (A) in breach or violation of any PRC Law, including, without limitation, foreign exchange laws and regulations, tax laws and regulations, labor laws and regulations, and environmental laws and regulations, (B) in breach of or in default under any Governmental Authorization, (C) in violation of their respective articles of association, business licenses or the approvals by the local counterparts of the Ministry of Commerce, or (D) in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except such breach, violation, default will not cause Material Adverse Effect to the Company;

(10)

The statements in the Offering Documents under the headings “Summary,” “Risk Factors,” “Operating and Financial Review and Prospects,” “Enforceability of Civil Liabilities,” “Dividend Policy,” “Information on the Company — Regulation,” “Major

Shareholder and Related Party Transactions,” “Taxation” and “Legal Matters,” to the extent such statements relate to matters of PRC Law or to the provisions of documents therein described, are true and accurate in all material respects, and nothing has been omitted from such statements which would make the same misleading in any material respect;

(11)	Sunergy Nanjing has duly submitted applications for six trademarks with the PRC intellectual property authorities; Sunergy Nanjing is currently using thirty three trademarks licensed by Chinese Electrical Equipment Group Co., Ltd., and such licenses are valid, binding and enforceable and are in full force and effect. Sunergy Nanjing has three patents registered with PRC intellectual property authorities, including one patent related to process technologies for the manufacture of N-type solar cells and two patents related to utility models for N-type cells. Sunergy Nanjing has duly submitted four patent applications for process technologies related to solar cells to the PRC intellectual property authorities. The Company and its PRC Subsidiaries have all the valid and enforceable right to use the intellectual properties as currently used or as currently contemplated to be used in accordance with relevant PRC Law;

(12)	To the best of our knowledge after due inquiry, and based upon the Company’s written statements thereon, neither the Company nor any of its subsidiaries or affiliated companies is infringing, misappropriating or violating any intellectual property right of any third party in the PRC; and no intellectual property that the Company and its subsidiaries or affiliated companies owns or uses is subject to any outstanding decree, order, injunction, judgment or ruling restricting the use of such intellectual property in the PRC that would impair the validity or enforceability of such intellectual property; no security interests or other liens have been created with respect to any such intellectual property;

(13)	The choice of law provisions contained in the Underwriting Agreement and the American Depositary Share Lending Agreement will be recognized by PRC courts; jurisdiction over the Company conferred by service of process effected in the manner set forth in the Underwriting Agreement and the American Depositary Share Lending Agreement will be recognized by the PRC courts subject to compliance with relevant civil procedural requirements in the PRC; and any judgment obtained in a Federal or state court in the Borough of Manhattan in The City of New York arising out of or in relation to the obligations of the Company under the Underwriting Agreement and the American Depositary Share Lending Agreement will be recognized by the PRC courts subject to the conditions described under the caption “Enforceability of Civil Liabilities” in the Offering Documents;

(14)	The indemnity and contribution provisions set forth in the Underwriting Agreement and the American Depositary Share Lending Agreement do not contravene PRC Law or public policy;

(15)	To the best of our knowledge and other than as set forth in the Offering Documents, there are no material legal, arbitration or governmental proceedings in progress or pending to which any of the Company or its subsidiaries is a party or to which any property of the Company and its subsidiaries is the subject that, if determined adversely to the Company or its subsidiaries, as the case may be, would individually or in the aggregate have a Material Adverse Effect on the current or future consolidated financial position, shareholders’ equity or results of operations of the Company in the PRC; and, to the best of our knowledge after due inquiry, no such proceedings are threatened or contemplated by any Governmental Agency or threatened by others in the PRC; to the best of our knowledge after due inquiry, none of the directors of the Company or its subsidiaries are currently subject to any litigation proceedings, bankruptcy proceedings or any investigation, hearing or proceeding brought or instituted by any Governmental Agency in the PRC, and nor are there any such proceedings pending or threatening to happen;

(16)	The execution and delivery by the Company of, and the performance by the Company of its obligations under, the Underwriting Agreement and the American Depositary Share Lending Agreement and the consummation by the Company of the transactions contemplated therein, to the best of our knowledge after due enquiry, do not and will not conflict with or result in a breach or violation of, or constitute a default under, any indenture, mortgage, loan agreement or other agreement or instrument to which either of the PRC Subsidiaries is a party or by which either of the PRC Subsidiaries is bound, or to which any of the property or assets of the PRC Subsidiaries is subject, nor will such action result in any violation of the provisions of the articles of association, business license or the approval certificate issued by local counterpart of the Ministry of Commerce to either of the PRC Subsidiaries or any statute or any order, rule or regulation of any Governmental Agency having jurisdiction over either of the PRC Subsidiaries or any of their respective properties;

(17)

No authorization or approval by any Governmental Agency, including, without limitation, the China Securities and Regulatory Commission, the Ministry of Commerce and the SAFE, is required for (A) the issue and sale of the borrowed ADSs, (B) the deposit of the ordinary shares represented by the ADSs with the Depositary or its nominee, and (C) the execution and delivery by the Company of, and the performance by the Company of its obligations under, the Underwriting Agreement and the American Depositary Share Lending Agreement, and the consummation by the Company of the transactions contemplated therein; and

(18)	The acquisition of Sunergy Nanjing by Sunergy Hong Kong do not contravene any provisions of PRC Law, including, without limitation, the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors promulgated by six PRC regulatory agencies on August 8, 2006; except as disclosed in the Offering Documents, all Governmental authorizations for the consummation of the acquisition, transactions and subsequent regulatory registrations or filings have been obtained or made.

SCHEDULE F

Form of Opinion of Counsel for the Depositary

(i) the Deposit Agreement and Restricted Issuance Agreement have each been duly authorized, executed and delivered by the Depositary and each constitutes a valid and legally binding obligation of the Depositary and is enforceable against the Depositary in accordance with its terms, except insofar as enforceability may be limited by (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting creditors’ rights generally and (b) general principles of equity (whether considered in an action at law or in equity), and

(ii) when ADRs evidencing ADSs are issued in accordance with the Deposit Agreement and Restricted ADRs evidencing Restricted ADSs are issued in accordance with the Restricted Agreement, in each case against the deposit, pursuant to the terms of the Deposit Agreement or Restricted Agreement, as the case may be, of duly authorized, validly issued, fully paid and nonassessable Shares of the Company, the preemptive rights, if any, with respect to which have been validly waived or exercised, such ADRs will be validly issued and will entitle the Holders to the rights specified therein and in the Deposit Agreement or Restricted Agreement, as the case may be. We express no opinion, however, as to Section      of the Deposit Agreement.

F-1

Exhibit 4.8

CHINA SUNERGY CO., LTD.,

AS ISSUER

AND

WILMINGTON TRUST COMPANY,

AS TRUSTEE

4.75% CONVERTIBLE SENIOR NOTES DUE 2013

INDENTURE

DATED AS OF JULY 1, 2008

1

i

ii

Exhibit A	- Form of Note:
- Assignment Form
- Form of Conversion Notice
- Form of Fundamental Change Purchase Notice
Exhibit B-1	- Form of Private Placement Legend
Exhibit B-2	- Form of Legend for Global Security
Exhibit C	- Form of Free Transferability Certificate
Exhibit D	- Table showing the Increase in Conversion Rate in connection with a Fundamental Change

iii

This INDENTURE dated as of July 1, 2008 (this “Indenture”) is between China Sunergy Co., Ltd. (the “Company”), and Wilmington Trust Company, as trustee (in such capacity and not in its individual capacity, the “Trustee”).

WITNESSETH:

WHEREAS, the Company has duly authorized the issue of a series of debt securities to be known as its 4.75% Convertible Senior Notes due 2013 (as amended or supplemented from time to time pursuant to the terms of the Indenture, the “Securities”) to be issued under this Indenture, initially in an aggregate principal amount not to exceed $54,500,000 (which includes $4,500,000 aggregate principal amount pursuant to the Initial Purchaser’s exercise of its over-allotment option in full), and in order to provide the terms and conditions upon which the Securities are to be authenticated, issued and delivered, the Company and the Board of Directors (as defined in Section 1.01) have duly authorized the execution and delivery of this Indenture.

WHEREAS, the Securities, the certificate of authentication to be borne by the Securities, the form of conversion notice, the Fundamental Change Repurchase Notice (as defined in Section 1.01) and the form of assignment and transfer to be borne by the Securities are to be substantially in the forms hereinafter provided for.

WHEREAS, all acts and things necessary to make the Securities, when executed by the Company and authenticated and delivered by the Trustee or a duly authorized authenticating agent, as in this Indenture provided, the valid, binding and legal obligations of the Company, and to constitute these presents a valid agreement according to its terms, have been done and performed, and the execution of this Indenture and the issue hereunder of the Securities have in all respects been duly authorized.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

That in order to declare the terms and conditions upon which the Securities are, and are to be, authenticated, issued and delivered, and in consideration of the premises and of the purchase and acceptance of the Securities by the holders thereof, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective holders from time to time of the Securities (except as otherwise provided below), as follows:

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01. Definitions. For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1) the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(2) all other terms used herein which are defined in the Trust Indenture Act (as defined below), either directly or by reference therein, have the meanings assigned to them therein;

(3) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles and, except as otherwise herein expressly provided, the terms “generally accepted accounting principles” or “GAAP” with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted at the date of such computation;

(4) the words “herein,” “hereof,” “hereto” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;

(5) the word “or” is always used inclusively (for example, the phrase “A or B” means “A or B or both,” not “either A or B but not both”);

(6) provisions apply to successive events and transactions;

(7) the masculine gender includes the feminine and the neuter; and

(8) references to agreements and other instruments include subsequent amendments thereto.

“Act,” when used with respect to any Holders, has the meaning specified in Section 1.05.

“Additional ADSs” has the meaning specified in Section 4.02(b).

“Additional Amounts” means any Additional Interest and Extension Fee.

“Additional Interest” has the meaning specified in Section 7.03(a).

“Additional Securities” has the meaning specified in Section 2.02.

“Adjustment Date” has the meaning specified in Section 4.02(b).

“ADS Depositary” means JPMorgan Chase Bank, N.A., as depositary under the Deposit Agreement.

“ADS Custodian” has the meaning specified in Section 5.09.

“ADS Price” has the meaning specified in Section 4.02(b).

“ADSs” means American depositary shares, each representing six Ordinary Shares, of the Company.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have the meanings correlative to the foregoing.

“Agent” means any Registrar, Paying Agent or Conversion Agent.

“Agent Members” has the meaning specified in Section 2.01(d)(i).

“Applicable Procedures” means, with respect to any transfer or exchange of beneficial ownership interests in a Global Security, the rules and procedures of the Depositary, in each case to the extent applicable to such transfer or exchange.

“Authenticating Agent” means any Person authorized by the Trustee pursuant to Section 8.12 to act on behalf of the Trustee to authenticate Securities of one or more series.

“Authorized Newspaper” means a newspaper, in an official language of the place of publication or in the English language, customarily published on each day that is a Business Day in the place of publication, whether or not published on days that are Legal Holidays in the place of publication, and of general circulation in each place in connection with which the term is used or in the financial community of each such place. Where successive publications are required to be made in Authorized Newspapers, the successive publications may be made in the same or in different newspapers in the same city meeting the foregoing requirements and in each case on any day that is a Business Day in the place of publication.

“Bankruptcy Law” has the meaning specified in Section 7.01.

“Bloomberg” means Bloomberg Financial Markets.

“Board of Directors” means the board of directors of the Company or, except as used in the definition of Fundamental Change and except where the context otherwise requires, any duly authorized committee of such board of directors.

“Board Resolution” means a copy of one or more resolutions (which may be standing resolutions), certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, delivered to the Trustee.

“Business Day” means any day other than a Saturday, Sunday or other day on which banking institutions in the Borough of Manhattan, City of New York, State of New York are authorized or obligated by law, regulation or executive order to close.

“capital stock” means (i) in the case of a corporation, corporate stock; (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (iii) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; or (iv) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person.

“Cash” means such coin or currency of the United States of America as at any time of payment is legal tender for the payment of public and private debts.

“Close of Business” means 5:00 p.m. New York City time.

“Closing Price” means, on any Trading Day, the reported last sale price per ADS (or, if no last sale price is reported, the average of the bid and ask prices per ADS or, if more than one in either case, the average of the average bid price and the average ask price per ADS) on such date reported by Nasdaq or, if the ADSs are not quoted or listed for trading on Nasdaq, as reported by the principal national or regional securities exchange on which the ADSs are listed for trading, or if the ADSs are not listed on a national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System, or if not so quoted, as reported by the National Quotation Bureau, Incorporated or a similar organization. In the absence of a quotation, the “Closing Price” shall be such price as the Company shall reasonably determine on the basis of such quotations as most accurately reflecting the price that a fully informed buyer, acting on his own accord, would pay to a fully informed seller, acting on his own accord in an arm’s-length transaction, for each such ADS.

“Commission” means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act.

“Company” means the Person named as the “Company” in the first paragraph of this Indenture until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Company” shall mean such successor Person, and any other obligor upon the Securities.

“Company Request” and “Company Order” mean, respectively, a written request or order, as the case may be, signed in the name of the Company by the Chairman of the Board of Directors, a Vice Chairman, the President, a Vice President, the Treasurer, Assistant Treasurer or other person authorized by resolution of the Board of Directors of the Company, and delivered to the Trustee.

“Conversion Agent” has the meaning specified in Section 2.03.

“Conversion Date” has the meaning specified in Section 4.03(a).

“Conversion Notice” has the meaning specified in Section 4.03(a).

“Conversion Price” means, at any time, an amount equal to $1,000 divided by the Conversion Rate in effect at such time, rounded to the nearest cent.

“Conversion Rate” means the number of ADSs issuable upon conversion of each $1,000 principal amount of Securities determined by the Company as set forth in Section 4.02.

“Corporate Trust Office” means, with respect to the Trustee and the Securities Custodian, the office at which at any particular time its corporate trust business shall be principally administered, which office as of the date hereof is located at Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, Attention: Corporate Capital Markets / China Sunergy; or any other address that the Trustee or the Securities Custodian may designate with respect to itself from time to time by notice to the Company.

“Corporation” includes corporations and limited liability companies and, except for purposes of Article 8, associations, companies (other than limited liability companies) and business trusts.

“CUSIP” means the alphanumeric designation assigned to a Security by Standard & Poor’s Corporation, CUSIP Service Bureau.

“Custodian” has the meaning specified in Section 7.01.

“Default” means, when used with respect to the Securities, any event which is or, after notice or passage of time or both, would be an Event of Default.

“Defaulted Interest” has the meaning specified in Section 2.11.

“Deposit Agreement” means the Deposit Agreement, dated as of December 18, 2006, by and among the Company, the ADS Depositary, and the holders of the ADSs from time to time, as supplemented by the Restricted Issuance Agreement.

“Depositary” has the meaning specified in Section 2.01(b).

“Distributed Property” has the meaning specified in Section 4.06(c).

“Dollars” or “$” means a dollar or other equivalent unit of legal tender for payment of public or private debts in the United States of America.

“Event of Default” has the meaning specified in Section 7.01.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor thereto, in each case as amended from time to time.

“Ex Date” means (i) when used with respect to any dividend or distribution, the first date on which the ADSs trade, regular way, on the relevant exchange or in the relevant market from which the sale price was obtained without the right to receive such dividend or distribution; and (ii) when used with respect to any tender offer or exchange offer, the first date on which the ADSs trade, regular way, on the relevant exchange or in the relevant market from which the sale price was obtained after the expiration time.

“Extension Fee” has the meaning specified in Section 7.03(b).

“Free Transferability Certificate” has the meaning specified in Section 2.15(a).

“Fundamental Change” has the meaning specified in Section 3.01.

“Fundamental Change Company Notice” has the meaning specified in Section 3.01(b)(ii).

“Fundamental Change Purchase Date” has the meaning specified in Section 3.01.

“Fundamental Change Purchase Notice” has the meaning specified in Section 3.01(c).

“Fundamental Change Purchase Price” has the meaning specified in Section 3.01.

“GAAP” means such accounting principles as are generally accepted in the United States of America as of the date or time of any computation required hereunder.

“Global Security” has the meaning specified in Section 2.01(b).

“Holder” means the Person in whose name any Security is registered in the Register.

“Indebtedness” means, with respect to any Person:

(a) all of such Person’s indebtedness, obligations and other liabilities, contingent or otherwise, (i) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (ii) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of such Person or any of its subsidiaries or to only a portion thereof;

(b) all of such Person’s reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(c) all of such Person’s obligations and other liabilities, contingent or otherwise, in respect of leases required, in conformity with GAAP, to be accounted for as capitalized lease obligations on such Person’s balance sheet;

(d) all of such Person’s obligations and other liabilities, contingent or otherwise, under any lease, purchase agreement, conditional sale or other title retention agreement, in connection with the lease or purchase of real property or improvements thereon (or any personal property included as part of any such lease) which provides that such Person is contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including such Person’s obligations under such lease or related documents to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(e) all of such Person’s obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(f) all of such Person’s obligations for the deferred purchase price of property or services (including accrued salaries, vacation and other employee benefits but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business);

(g) all of such Person’s direct or indirect guarantees or similar agreements in respect of, and all obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kinds described in clauses (a) through (f); and

(h) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (a) through (g).

The amount of Indebtedness of any Person at any date shall be (i) the outstanding principal amount of all unconditional obligations described above, as such amount would be reflected on a balance sheet prepared in accordance with GAAP, and the maximum liability at such date of such Person for any contingent obligations described above, (ii) the accreted value thereof, in the case of any Indebtedness issued with original issue discount, and (iii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Initial Purchaser” means Credit Suisse Securities (USA) LLC.

“Initial Securities” means the Securities issued on the date hereof in the aggregate principal amount of $54,500,000, and any Securities issued in replacement thereof.

“Interest Payment Date” has the meaning set forth in Exhibit A.

“Interest Payment Record Date” has the meaning set forth in Exhibit A.

“Judgment Currency” has the meaning specified in Section 1.17.

“Last Original Issue Date” means the date of the last issuance of the Securities.

“Legal Holiday” has the meaning set forth in Section 1.16.

“Market Disruption Event” means (a) a failure by the primary exchange or quotation system on which the ADSs trade or are quoted to open for trading during its regular trading session or (b) the occurrence or existence prior to 1:00 p.m., New York City time, on any Trading Day for the ADSs of an aggregate one half-hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in the ADSs or in any options, contracts or future contracts relating to the ADSs.

“Maturity Date” means June 15, 2013.

“Merger Event” has the meaning specified in Section 4.09.

“Nasdaq” means The Nasdaq Global Market.

“NYSE” means the New York Stock Exchange.

“Officer” means, with respect to any Person, the Chairman or any Co-Chairman of the Board, any Vice Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer, the Chief Legal Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary, any Assistant Secretary or any Vice President of such Person.

“Officers’ Certificate” means a certificate signed by (i) the Chairman of the Board, a Vice Chairman of the Board, the Chief Executive Officer or a Vice President, and (ii) the Treasurer, Assistant Treasurer or other person authorized by resolution of the Board of Directors of the Company, that, if applicable, complies with the requirements of Section 3.14(e) of the Trust Indenture Act and is delivered to the Trustee.

“Offering Circular” means that final offering circular dated June 25, 2008 relating to the Securities.

“Opinion of Counsel” means a written opinion of counsel who may be an employee of or counsel for the Company, or other counsel reasonably acceptable to the Trustee.

“Ordinary Shares” means, subject to Section 4.09, ordinary shares of the Company, par value $0.0001 per share, at the date of this Indenture or shares of any class or classes resulting from any reclassification or reclassifications thereof and that have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and that are not subject to redemption by the Company; provided that if at any time there shall be more than one such resulting class, the shares of each such class then so issuable shall be substantially in the proportion which the total number of shares of such class resulting from all such reclassifications bears to the total number of shares of all such classes resulting from all such reclassifications.

“Paying Agent” has the meaning specified in Section 2.03.

“Person” means any individual, corporation, partnership, joint venture, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Physical Security” has the meaning specified in 2.01(b).

“Place of Payment” means the Borough of Manhattan, The City of New York.

“Predecessor Security” of any particular Security means every previous Security evidencing all or a portion of the same Indebtedness as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 2.10 in exchange for or in lieu of a lost, destroyed, mutilated or stolen Security shall be deemed to evidence the same Indebtedness as the lost, destroyed, mutilated or stolen Security.

“Private Placement Legend” has the meaning specified in 2.14(a).

“Principal Amount” of a Security means the Principal Amount as set forth on the face of the Security.

“Record Date” means (i) with respect to any payment of interest on the Securities, the Interest Payment Record Date and (ii) with respect to the events specified in Section 4.06, the meaning specified in Section 4.06.

“Reference Property” has the meaning specified in Section 4.09.

“Register” has the meaning specified in Section 2.03.

“Registrar” has the meaning specified in Section 2.03.

“Reporting Obligation” has the meaning specified in Section 7.03(b).

“Required Currency” has the meaning specified in Section 1.17.

“Required Reports” has the meaning specified in Section 7.03(a).

“Resale Restriction Termination Date” has the meaning specified in 2.15(a).

“Responsible Officer” means any officer of the Trustee in its Corporate Trust Office of the Trustee with direct responsibility for the administration of this Indenture, and also, with respect to a particular corporate trust matter, any other officer of the Trustee to whom such matter is referred because of such officer’s knowledge of and familiarity with the particular subject.

“Restricted CUSIP” means 16942X AA2.

“Restricted Issuance Agreement” means the letter agreement dated as of April 16, 2008 between the Company and JPMorgan Chase Bank, N.A., as ADS Depository.

“Restricted Security” means a Security that constitutes a “restricted security” within the meaning of Rule 144(a)(3) under the Securities Act; provided, however, that the Trustee shall be entitled to request and conclusively rely on an Opinion of Counsel with respect to whether any Security constitutes a Restricted Security.

“Rule 144” means Rule 144 under the Securities Act, as amended.

“Rule 144A” means Rule 144A under the Securities Act, as amended.

“Security” has the meaning set forth in the recitals.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

“Securities Custodian” means the Trustee, as custodian with respect to the Global Securities, or any successor thereto.

“Significant Subsidiary” means, in respect of any Person, a Subsidiary of such Person that would constitute a “significant subsidiary,” as such term is defined under Rule 1-02 of Regulation S-X under the Securities Act and the Exchange Act.

“Special Record Date” for the payment of any Defaulted Interest on any Security means a date fixed by the Trustee pursuant to Section 2.11.

“Spin-Off” has the meaning specified in Section 4.06(c).

“Spin-Off Securities” has the meaning specified in Section 4.06(c).

“Subsidiary” means any corporation, association, limited liability company, partnership or other business entity of which a majority of the total voting power of the capital stock or other interests (including partnership interests) entitled (without regard to the incurrence of a contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned, directly or indirectly, by (i) the Company, (ii) the Company and one or more of its Subsidiaries or (iii) one or more Subsidiaries of the Company.

“Trading Day” means a day during which trading in the ADSs generally occurs and there is no Market Disruption Event, or if the ADSs are no longer traded, a Business Day.

“Trigger Event” has the meaning specified in Section 4.06(c).

“Trust Indenture Act” or “TIA” means the Trust Indenture Act of 1939, as amended, and any reference herein to the Trust Indenture Act or a particular provision thereof shall mean such Act or provision, as the case may be, as amended or replaced from time to time or as supplemented from time to time by rules or regulations adopted by the Commission under or in furtherance of the purposes of such Act or provision, as the case may be.

“Trustee” means Wilmington Trust Company, not in its individual capacity, but solely in its capacity as trustee hereunder, until a successor replaces it pursuant to the applicable provisions of this Indenture and, thereafter, shall mean such successor Trustee.

“Unrestricted CUSIP” means 16942X AB0.

“Vice President,” when used with respect to the Company or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title “Vice President.”

Section 1.02. Trust Indenture Act Provisions. Whenever this Indenture refers to a provision of the Trust Indenture Act, that provision is incorporated by reference in and made a part of this Indenture. The following Trust Indenture Act terms used in this Indenture have the following meanings:

“indenture securities” means the Securities.

“indenture security holder” means a Holder.

“indenture trustee” or “institutional trustee” means the Trustee.

“obligor” on the indenture securities means the Company and any successor obligor on the Securities.

All other terms used in this Indenture that are defined in the Trust Indenture Act, defined by Trust Indenture Act reference to another statute or defined by any Commission rule and not otherwise defined herein have the meanings assigned to them therein.

Section 1.03. Compliance Certificates and Opinions. Except as otherwise expressly provided in this Indenture, upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee an Officers’ Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents or any of them is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Every certificate or opinion with respect to compliance with a condition or covenant or covenant provided for in this Indenture shall include:

(i) a statement that each individual signing such certificate or opinion has read such condition or covenant and the definitions herein relating thereto;

(ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(iii) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such condition or covenant has been complied with; and

(iv) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

Section 1.04. Form of Documents Delivered to Trustee. In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon an Opinion of Counsel, unless such officer knows, or in the exercise of reasonable care should know, that the opinion with respect to the matters upon which his certificate or opinion is based are erroneous. Any such Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture or any Security, they may, but need not, be consolidated and form one instrument.

Section 1.05. Acts of Holders. (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by or pursuant to this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments or so voting at any such meeting. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a Security, shall be sufficient for any purpose of this Indenture and (subject to Section 315 of the Trust Indenture Act) conclusive in favor of the Trustee and the Company and any agent of the Trustee or the Company, if made in the manner provided in this Section. The record of any meeting of Holders of Securities shall be proved in the manner provided in Section 11.06.

Without limiting the generality of this Section 1.05, unless otherwise provided in or pursuant to this Indenture, a Holder, including the Depository that is a Holder of a Global Security, may make, give or take, by a proxy or proxies, duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other Act provided in or pursuant to this Indenture or the Securities to be made, given or taken by Holders, and the Depository that is a Holder of a Global Security may provide its proxy or proxies to the beneficial owners of interests in any such Global Security through such Depository’s standing instructions and customary practices.

The Trustee shall fix a record date for the purpose of determining the Persons who are beneficial owners of interest in any permanent Global Security held by the Depository entitled under the procedures of such Depository to make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other Act provided in or pursuant to this Indenture to be made, given or taken by Holders. If such a record date is fixed, the Holders on such record date or their duly appointed proxy or proxies, and only such Persons, shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other Act, whether or not such Holders remain Holders after such record date. No such request, demand, authorization, direction, notice, consent, waiver or other Act shall be valid or effective if made, given or taken more than 90 days after such record date.

(b) The fact and date of the execution by any Person of any such instrument or writing referred to in this Section 1.05 may be proved in any reasonable manner which the Trustee deems sufficient and in accordance with such reasonable rules as the Trustee may determine; and the Trustee may in any instance require further proof with respect to any of the matters referred to in this Section.

(c) The ownership, principal amount and serial numbers of Securities held by any Person, and the date of the commencement and the date of the termination of holding the same, shall be proved by the Register.

(d) If the Company shall solicit from the Holders of any Securities any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company may at its option (but is not obligated to), by Board Resolution, fix in advance a record date for the determination of Holders of Securities entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of Securities of record at the Close of Business on such record date shall be deemed to be Holders for the purpose of determining whether Holders of the requisite proportion of Securities then outstanding have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the Securities then outstanding shall be computed as of such record date; provided that no such authorization, agreement or consent by the Holders shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than six months after the record date.

(e) Any request, demand, authorization, direction, notice, consent, waiver or other Act by the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done or suffered to be done by the Trustee, the Registrar, the Paying Agent or the Company in reliance thereon, whether or not notation of such Act is made upon such Security.

Section 1.06. Notices. Any demand, authorization notice, request, consent or communication shall be given in writing and delivered in person, sent by overnight courier or mailed by first-class mail, postage prepaid, addressed as follows or transmitted by facsimile transmission (confirmed by delivery in person or mail by first-class mail, postage prepaid, or by guaranteed overnight courier) to the parties hereto as follows:

If to the Company, to:

China Sunergy Co., Ltd.

No. 123, Fochengxilu

Nanjing Jiangning Economic & Technical Development Zone

People’s Republic of China

Attention: Chief Financial Officer

Facsimile No.: 86-519-8548-2008

If to the Trustee, to:

Wilmington Trust Company

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890-0001

Attention: Corporate Capital Markets / China Sunergy

Facsimile No.: 302-636-4145

All notices and communications (other than those sent to Holders) shall be deemed to have been duly given at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, if mailed by first class mail (registered or certified, returned receipt requested); upon acknowledgment of receipt, if transmitted by facsimile; and the next Business Day after timely delivery to the courier, if sent by guaranteed overnight or courier.

The Trustee agrees to accept and act upon facsimile transmission of written instructions or directions pursuant to this Indenture given by the Company, provided, however that: (i) subsequent to such facsimile transmission of written instructions or directions, the Company shall provide the originally executed instructions to the Trustee in a timely manner, and (ii) such originally executed instructions or directions shall be signed by an authorized Officer of the Company.

The Company or the Trustee by notice to the other in the manner prescribed above may designate additional or different addresses or facsimile numbers for subsequent notices or communications.

Any notice or communication mailed to a Holder shall be mailed by first-class mail, postage prepaid, or delivered by hand or by an overnight delivery service to it at its address shown on the Register and shall be sufficiently given if so mailed or delivered within the time prescribed. Any notice or communication shall also be mailed to any Person described in Trust Indenture Act Section 313(c), to the extent required by the Trust Indenture Act.

Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. Except as set forth above as to the Trustee, if a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

Section 1.07. Communications by Holders with Other Holders. Holders may communicate pursuant to Trust Indenture Act Section 312(b) with other Holders with respect to their rights under this Indenture or the Securities. The Company, the Trustee, the Registrar, the Paying Agent, the Conversion Agent and any other Person shall have the protection of Trust Indenture Act Section 312(c).

Section 1.08. Language of Notices. Any request, demand, authorization, direction, notice, consent, election or waiver required or permitted under this Indenture shall be in the English language, except that, if the Company so elects, any published notice may be in an official language of the country of publication (with a copy in English to be provided to the Trustee).

Section 1.09. Governing Law; Submission to Jurisdiction. (a) This Indenture and the Securities shall be governed by, and construed in accordance with, the law of the State of New York.

(b) The parties hereby submit to the non-exclusive jurisdiction of any United States Federal or New York State court sitting in the Borough of Manhattan in the City of New York solely for the purpose of any legal action or proceeding brought to enforce their obligations hereunder or with respect to any Security.

As long as any of the Securities remain outstanding or the parties hereto have any obligation under this Indenture, the Company shall have an authorized agent upon whom process may be served in any such legal action or proceeding. Service of process upon such agent and written notice of such service mailed or delivered to the Company shall to the extent permitted by law be deemed in every respect effective service of process upon the Company in any such legal action or proceeding and, if it fails to maintain such an agent, any such process or summons may be served by mailing a copy thereof by registered mail, or a form of mail substantially equivalent thereto, addressed to it at its address as provided for notices hereunder. The Company hereby appoints CT Corporation System of 111 Eighth Avenue, New York, New York 10011, U.S.A., as its agent for such purposes, and covenants and agrees that service of process in any legal action or proceeding may be made upon it at such office of such agent.

The Company irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the Supreme Court of the State of New York, County of New York or the United States District Court for the Southern District of New York and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

The Company irrevocably agrees that, should any such action or proceeding be brought against it arising out of or in connection with this Indenture, no immunity (to the extent that it may now or hereafter exist, whether on the ground of sovereignty or otherwise) from such action or proceeding, from attachment (whether in aid of execution, before judgment or otherwise) of its property, assets or revenues, or from execution or judgment wherever brought or made, shall be claimed by it or on its behalf or with respect to its property, assets or revenues, any such immunity being hereby irrevocably waived by the Company to the fullest extent permitted by law.

Section 1.10. Multiple Counterparts. The parties may sign multiple counterparts of this Indenture. Each signed counterpart shall be deemed an original, but all of them together shall represent the same agreement.

Section 1.11. Calculations in Respect of the Securities. The Company or its calculation agents will be responsible for making all calculations under this Indenture and the Securities. These calculations include, but are not limited to, determination of the sale price of the ADSs and the amount of any increase in the Conversion Rate for any Securities converted in connection with a Fundamental Change. The Company or its calculation agents will make all these calculations in good faith. In the absence of manifest error, such calculations shall be final and binding on all Holders. The Company or its calculation agents shall provide a schedule of such calculations to the Trustee and the Conversion Agent, as required hereunder, and the Trustee, the Paying Agent, the Registrar and the Conversion Agent shall be entitled to rely on the accuracy of any such calculation without independent verification, and none of the Trustee, the Conversion Agent, the Paying Agent or the Registrar shall have any responsibility for making any such calculations.

Section 1.12. Table of Contents, Headings, etc. The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 1.13. Successors and Assigns. All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

Section 1.14. Separability Clause. In case any provision in this Indenture or any Security shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 1.15. Benefits of Indenture. Nothing in this Indenture or any Security, express or implied, shall give to any Person, other than the parties hereto, the Registrar, the Paying Agent, any Authentication Agent and their successors hereunder and the Holders of Securities, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 1.16. Legal Holidays. Unless otherwise specified in this Indenture, in any case where any Interest Payment Date, Maturity Date, or the last date on which a Holder has the right to convert any Securities, shall not be a Business Day (a “Legal Holiday”) at the Place of Payment, then payment need not be made at the Place of Payment on such date, and such Securities need not be converted on such date but such payment may be made, and such Securities may be converted, on the next succeeding day that is a Business Day at the Place of Payment with the same force and effect as if made on the Interest Payment Date or Maturity Date or on such last day for conversion, and no interest shall accrue on the amount payable on such date or at such time for the period from and after such Interest Payment Date, Maturity Date or last day for conversion, as the case may be, to the next succeeding Business Day.

Section 1.17. Judgment Currency. The Company agrees, to the fullest extent that it may effectively do so under applicable law, that (a) if for the purpose of obtaining judgment in any court it is necessary to convert the sum due in respect of the principal of, or interest, if any, or Additional Amounts on the Securities (the “Required Currency”) into a currency in which a judgment will be rendered (the “Judgment Currency”), the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Trustee could purchase in The City of New York the requisite amount of the Required Currency with the Judgment Currency on the Business Day preceding the day on which a final unappealable judgment is given and (b) its obligations under this Indenture to make payments in the Required Currency (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment (whether or not entered in accordance with clause (a)), in any currency other than the Required Currency, except to the extent that such tender or recovery shall result in the actual receipt, by the payee, of the full amount of the Required Currency expressed to be payable in respect of such payments, (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in the Required Currency the amount, if any, by which such actual receipt shall fall short of the full amount of the Required Currency so expressed to be payable and (iii) shall not be affected by judgment being obtained for any other sum due under this Indenture.

Section 1.18. No Security Interest Created. Except as provided in Section 8.07 hereof, nothing in this Indenture or in any Securities, express or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect in any jurisdiction where property of the Company or its Subsidiaries is or may be located.

Section 1.19. Limitation on Individual Liability. No recourse under or upon any obligation, covenant or agreement contained in this Indenture or in any Security, or for any claim based thereon or otherwise in respect thereof, shall be had against any incorporator, shareholder, officer or director, as such, past, present or future, of the Company, either directly or through the Company, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this Indenture and the obligations issued hereunder are solely corporate obligations, and that no such personal liability whatever shall attach to, or is or shall be incurred by, the incorporators, shareholders, officers or directors, as such, of the Company, or any of them, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any Security or implied therefrom; and that any and all such personal liability of every name and nature, either at common law or in equity or by constitution or statute, of, and any and all such rights and claims against, every such incorporator, shareholder, officer or director, as such, because of the creation of the Indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any Security or implied therefrom, are hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issuance of such Security.

Section 1.20. Preservation of Information; Communications to Holders. The Trustee shall comply with the obligations imposed upon it pursuant to Section 312 of the Trust Indenture Act. Every Holder of Securities, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company, the Trustee, the Paying Agent or the Registrar shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders of Securities in accordance with Section 312 of the Trust Indenture Act, regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under Section 312(b) of the Trust Indenture Act.

ARTICLE 2

THE SECURITIES

Section 2.01. Form and Dating. (a) Form of Securities. The Securities and the corresponding Trustee’s certificate of authentication shall be substantially in the respective forms set forth in Exhibit A, which Exhibit is incorporated in and made part of this Indenture. The Securities may have notations, legends or endorsements required by law, exchange rule, Applicable Procedures or usage. The Company shall provide any such notations, legends or endorsements to the Trustee in writing. Each Security shall be dated the date of its authentication.

The terms and provisions contained in the Securities shall constitute, and are hereby expressly made, a part of this Indenture and the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby; provided, however, to the extent permitted by applicable law, if any provision of any Security conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(b) Global Securities. All of the Securities offered and sold in reliance on Rule 144A shall be issued initially in the form of one or more global Securities, substantially in the form set forth in Exhibit A (the “Global Securities”), which shall be deposited on behalf of the purchasers of the Securities represented thereby with the Securities Custodian, as custodian for the depositary, The Depository Trust Company (such depositary, or any successor thereto, being hereinafter referred to as the “Depositary”), and registered in the name of its nominee, Cede & Co., or as otherwise instructed by the Depositary, duly executed by the Company and, upon receipt of a Company Order, authenticated by the Trustee as hereinafter provided and bearing the legends set forth in Exhibit B-1 and B-2. The Global Securities may be executed by manual or facsimile signature and the Trustee shall be allowed to authenticate such Global Securities by manual or facsimile signature. The aggregate principal amount of the Global Securities may from time to time be increased or decreased by adjustments made on the records of the Securities Custodian and the Depositary as hereinafter provided, subject in each case to compliance with the Applicable Procedures and the provisions of this Indenture.

Securities issued in exchange for interests in a Global Security pursuant to Section 2.01(d) may be issued in the form of permanent certificated Securities in registered form in substantially the form set forth in Exhibit A (the “Physical Securities”) and, if applicable, bearing any legends required by Section 2.14.

(c) Global Securities In General. Each Global Security shall represent such of the outstanding Securities as shall be specified therein and each shall provide that it shall represent the aggregate amount of outstanding Securities from time to time endorsed thereon and that the aggregate amount of outstanding Securities represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges, purchases or conversions of such Securities, in each case in accordance with this Indenture. Any adjustment of the aggregate principal amount of a Global Security to reflect the amount of any increase or decrease in the amount of outstanding Securities represented thereby shall be made by the Trustee in accordance with instructions given by the Holder thereof in accordance with this Indenture, and shall be made on the records of the Trustee and the Depositary.

The Company shall issue and the Trustee shall, upon receipt of a Company Order, authenticate and deliver in accordance with Section 2.02, initially one or more Global Securities that (i) shall be registered in the name of Cede & Co. or as otherwise instructed by the Depositary, (ii) shall be delivered by the Trustee to the Depositary or to the Securities Custodian pursuant to the Depositary’s instructions and (iii) shall bear legends required for Global Securities as set forth in Exhibit A hereto.

(d) Book Entry Provisions for Global Securities.

(i) Members of, or participants in, the Depositary (“Agent Members”) shall have no rights under this Indenture with respect to any Global Security held on their behalf by the Depositary or under the Global Security, and the Depositary (including, for this purpose, its nominee) may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner and Holder of such Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall (A) prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary, or such nominee, as the case may be, or (B) impair, as between the Depositary and its Agent Members, the Applicable Procedures or the operation of customary practices governing the exercise of the rights of a Holder of any Security.

(ii) Transfers of Global Securities shall be limited to transfers in whole, but not in part, to the Depositary, its successors or their respective nominees. In addition, Physical Securities shall be transferred to all beneficial owners, as identified by the Depositary, in exchange for their beneficial interests in Global Securities only if (i) the Depositary notifies the Company that the Depositary is unwilling or unable to continue as depositary for any Global Security (or the Depositary ceases to be a “clearing agency” registered under Section 17A of the Exchange Act) and a successor Depositary is not appointed by the Company within 90 days of such notice or cessation or (ii) an Event of Default has occurred and is continuing and the Registrar has received a written request from the Depositary to issue Physical Securities.

(iii) In connection with the transfer of a Global Security in its entirety to beneficial owners pursuant to Section 2.01(d)(ii), such Global Security shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee shall upon receipt of a Company Order authenticate and deliver, to each beneficial owner identified by the Depositary in exchange for its beneficial interest in such Global Security, an equal aggregate principal amount of Physical Securities of authorized denominations.

(iv) Any Physical Security constituting a Restricted Security delivered in exchange for an interest in a Global Security pursuant to Section 2.15(B) shall, except as otherwise provided by Section 2.13, bear the Private Placement Legend.

(v) The Holder of any Global Security may grant proxies and otherwise authorize any Person, including Participants and Persons that may hold interests through Participants, to take any action which a Holder is entitled to take under this Indenture or the Securities.

(vi) Notwithstanding any other provisions in this Indenture, so long as a security is a Global Security, the parties hereto will be bound at all times by the applicable procedures of the Depositary with respect to such Security.

(vii) None of the Company, the Trustee, the Registrar, the Conversion Agent, the Paying Agent or any agent of any of them shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Securities, for maintaining, supervising or reviewing any records relating to such beneficial ownership interests, or for any acts or omissions of a Depositary or for any transactions between a Depositary and any beneficial owner or between or among beneficial owners. No owner of a beneficial interest in the Securities shall have any rights under this Indenture, and the Depositary or its nominee, if any, shall be deemed and treated by the Company, the Trustee, the Registrar, the Conversion Agent, the Paying Agent or any agent of any of them as the absolute owner and holder of such Securities for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee, the Registrar, the Conversion Agent, the Paying Agent or any agent of any of them from giving effect to any written certification, proxy or other authorization furnished by a Depositary, or any of its members and any other Person on whose behalf such member may act.

Section 2.02. Authentication. (a) The Trustee shall, upon receipt of a Company Order, initially authenticate and make available for delivery Securities for original issue in the aggregate principal amount of up to $54,500,000 (which includes $4,500,000 aggregate principal amount pursuant to the Initial Purchaser’s exercise of its over-allotment option in full) upon receipt of a Company Order. The Company may, without the consent of the Holders, issue additional Securities (the “Additional Securities”) with the same terms and with the same CUSIP number as the Securities in an unlimited aggregate principal amount; provided, however that no such Additional Securities may be issued unless fungible with the Securities offered hereby for U.S. federal income tax purposes; provided further, however, that the Company shall be permitted to use temporary CUSIP numbers if required for compliance with securities law or as reasonably necessary to permit the removal of the Private Placement Legend and change of CUSIP number for the Initial Securities as set forth in Section 2.15. The Trustee shall upon receipt of a Company Order, authenticate Additional Securities thereafter in unlimited aggregate principal amount (so long as permitted by the terms of this Indenture) for original issue upon receipt of a Company Order in aggregate principal amount as specified in such order (except as provided in Section 2.10). Each such Company Order shall specify the amount of Securities to be authenticated and the date on which the Securities are to be authenticated. Such Additional Securities shall have identical terms to the Initial Securities except for adjustments for any differences in issuance dates and prices and with respect to interest accruing prior to their date of issuance, and will constitute the same series as the Initial Securities for all purposes hereunder, including, without limitation, waivers, amendments and offers to purchase.

(b) The Trustee shall act as the initial authenticating agent. Thereafter, the Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent shall have the same rights as an Agent to deal with the Company or an Affiliate of the Company.

The Securities shall be issuable only in registered form without coupons and only in denominations of $1,000 principal amount and any integral multiple thereof.

Section 2.03. Registrar, Paying Agent and Conversion Agent. The Company shall maintain an office or agency where Securities may be presented for registration of transfer or for exchange (“Registrar”), an office or agency in the United States of America where Securities may be presented for purchase or payment (“Paying Agent”), an office or agency where Securities may be presented for conversion (“Conversion Agent”), and an office or agency where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served. The Registrar shall keep a register of the Securities (“Register”) and of their transfer and exchange.

The Company may have one or more co-registrars, one or more additional paying agents, and one or more additional conversion agents. The term “Registrar” includes any co-registrar, the term “Paying Agent” includes any additional paying agent and the term “Conversion Agent” includes any additional conversion agent.

The Company shall enter into an appropriate agency agreement with any Agent not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such Agent. The Company shall notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Company fails to maintain a Registrar, Paying Agent or Conversion Agent or agent for service of notices and demands in any place required by this Indenture, or fails to give the foregoing notice, the Trustee shall act as such. The Company or any Affiliate of the Company may act as Paying Agent.

The Company hereby initially appoints the Trustee as Registrar, Paying Agent and Conversion Agent in connection with the Securities.

Section 2.04. Paying Agent to Hold Money in Trust. Prior to 11:00 a.m., New York City time, on the Business Day prior to each due date of payments in respect of, or delivery of Cash or ADSs, as applicable and as provided herein, the Company shall deposit with the Paying Agent Cash or with the Conversion Agent such number of ADSs or other consideration sufficient to make such payments or deliveries when so becoming due. Each Paying Agent will hold in trust, for the benefit of Holders of any Securities or the Trustee, all money held by the Paying Agent for the payment of principal of or interest on the Securities, and will notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Company or a Subsidiary of the Company) shall have no further liability for the money. If the Company or a Subsidiary of the Company acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of Holders of any Securities all money held by it as Paying Agent.

Section 2.05. Holder Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of the Holders. If the Trustee is not the Registrar, the Company shall furnish to the Trustee on or before each Interest Payment Date, and at such other times as the Trustee may request in writing, a list of the names and addresses of the Holders in such form and as of such date as the Trustee may reasonably request.

Section 2.06. Transfer and Exchange. (a) Subject to compliance with any applicable additional requirements contained herein, when a Security is presented to a Registrar with a request to register a transfer thereof or to exchange such Security for an equal principal amount of Securities of other authorized denominations, the Registrar shall register the transfer or make the exchange as requested; provided, however, that every Security presented or surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by an assignment form, in the form included in Exhibit A attached hereto, and in form reasonably satisfactory to the Registrar duly executed by the Holder thereof or its attorney duly authorized in writing. To permit registration of transfers and exchanges, upon surrender of any Security for registration of transfer or exchange at an office or agency maintained pursuant to Section 2.03, the Company shall execute and the Trustee shall, upon receipt of a Company Order, authenticate Securities of a like aggregate principal amount at the Company’s request. Any exchange or transfer shall be without charge, except that the Company or the Registrar may require payment of a sum sufficient to cover any tax, assessment or other governmental charge that may be imposed in relation thereto, other than exchanges pursuant to Section 2.07 or Section 9.05, Article 3 or Article 4 of this Indenture, in each case, not involving any transfer.

Neither the Company, the Registrar nor the Trustee shall be required to exchange or register a transfer of any Securities or portions thereof in respect of which a Fundamental Change Purchase Notice has been delivered and not validly withdrawn by the Holder thereof (except, in the case of the purchase of a Security in part, the portion thereof not to be purchased).

All Securities issued upon any transfer or exchange of Securities shall be valid obligations of the Company, evidencing the same debt and entitled to the same benefits under this Indenture as the Securities surrendered upon such transfer or exchange.

(b) Any Registrar appointed pursuant to Section 2.03 of this Indenture shall provide to the Trustee such information as the Trustee may reasonably request in connection with the delivery by such Registrar of Securities upon transfer or exchange of Securities.

The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among Agent Members or other beneficial owners of interests in any Global Security) other than to require delivery of such opinions of counsel, certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture (including if so requested by the Company exercising a right to require the delivery of such items), and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Any Holder of a Global Security shall, by acceptance of such Global Security, agree that transfers of beneficial interests in such Global Security may be effected only through a book-entry system maintained by the Depositary (or its agent), and that ownership of a beneficial interest in a Global Security shall be required to be reflected in a book-entry system.

Section 2.07. Cancellation. All Securities surrendered for payment, registration of transfer, exchange or conversion shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee, and any such Securities, as well as Securities surrendered directly to the Trustee for any such purpose, shall be cancelled promptly by the Trustee.

All Securities that are purchased pursuant to Article 3 or otherwise acquired by the Company shall be delivered to the Trustee for cancellation, and all Securities so delivered shall be cancelled promptly by the Trustee. If the Company shall acquire any of the Securities, such acquisition shall not operate as a repurchase or satisfaction of the indebtedness represented by such Securities unless and until the same are delivered to the Trustee for cancellation.

No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by or pursuant to this Indenture. The Company may not issue new Securities to replace Securities that it has paid or delivered to the Trustee for cancellation or that any Holder has converted pursuant to Article 4.

All cancelled Securities held by the Trustee shall be disposed of by the Trustee in accordance with its customary procedures.

Section 2.08. Ranking. The obligations of the Company arising under or in connection with this Indenture and every outstanding Security issued under this Indenture from time to time constitute and shall constitute an unsecured general obligation of the Company, ranking equal in right of payment to all senior indebtedness and senior in right of payment to all subordinated debt.

Section 2.09. Persons Deemed Owners. Prior to due presentment of a Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the person in whose name such Security is registered, which shall initially be the Depositary, as the owner of such Security for the purpose of receiving payment of principal of, Fundamental Change Purchase Price and interest on the Security, for the purpose of receiving ADSs or Cash and for all other purposes, including without limitation, for purposes of giving notices hereunder, whatsoever, whether or not such Security is overdue, and none of the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary. The registered Holder of a Global Security may grant proxies and otherwise authorize any person, including Agent Members and persons that may hold interests through Agent Members, to take any action that a Holder is entitled to take under this Indenture or the Securities.

Section 2.10. Mutilated, Destroyed, Lost and Stolen Securities. If any mutilated Security is surrendered to the Trustee, subject to the provisions of this Section 2.10, the Company shall execute and the Trustee shall, upon receipt of a Company Order, authenticate and deliver in exchange therefor a new Security containing identical terms and of like principal amount and bearing a number not contemporaneously outstanding.

If there be delivered to the Company and to the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security, and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or to a Responsible Officer of the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and, upon receipt of a Company Order, the Trustee shall authenticate and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Security, a new Security containing identical terms and of like principal amount and bearing a number not contemporaneously outstanding.

Notwithstanding the foregoing provisions of this Section 2.10, in case any mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Security issued pursuant to this Section 2.10 in lieu of any destroyed, lost or stolen Security shall constitute a separate obligation of the Company, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities duly issued hereunder.

The provisions of this Section 2.10 shall be exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

Section 2.11. Payment of Interest and Certain Additional Amounts; Rights to Interest and Certain Additional Amounts Preserved. Unless otherwise provided in this Indenture, any interest on and any Additional Amounts with respect to any Security which shall be payable, and are punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name such Security (or one or more Predecessor Securities) is registered as of the Close of Business on the Interest Payment Record Date for such interest.

Unless otherwise provided in or pursuant to this Indenture, any interest on and any Additional Amounts with respect to any Security which shall be payable, but shall not be punctually paid or duly provided for, on any Interest Payment Date for such Security (herein called “Defaulted Interest”) shall forthwith cease to be payable to the Holder thereof on the relevant Interest Payment Record Date by virtue of having been such Holder; and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in clause (1) or (2) below:

(1) The Company may elect to make payment of any Defaulted Interest to the Person in whose name such Security (or a Predecessor Security thereof) shall be registered at the Close of Business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on such Security and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when so deposited to be held in trust for the benefit of the Person entitled to such Defaulted Interest as in this clause provided. Thereupon, the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be mailed, first-class postage prepaid, to the Holder of such Security (or a Predecessor Security thereof) at his address as it appears in the Security Register not less than 10 days prior to such Special Record Date. The Trustee shall, in the name and at the expense of the Company, cause a similar notice to be published at least once in an Authorized Newspaper of general circulation in the Borough of Manhattan, The City of New York, but such publication shall not be a condition precedent to the establishment of such Special

Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been mailed as aforesaid, such Defaulted Interest shall be paid to the Person in whose name such Security (or a Predecessor Security thereof) shall be registered at the Close of Business on such Special Record Date and shall no longer be payable pursuant to the following clause (2).

(2) The Company may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Security may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such payment shall be deemed practicable by the Trustee.

Unless otherwise provided in this Indenture, at the option of the Company, interest on Securities may be paid by wire transfer in immediately available funds if the Holder of the Security has provided to the Company and the Trustee wire instructions at least five Business Days prior to the applicable payment date or by check mailed to the address of that Holder as it appears on the books of the Securities Registrar if that Holder has not provided wire instructions; provided that the final distribution in respect of any Security will be made only upon presentation and surrender of such certificated debenture at the applicable Corporate Trust Office of the Trustee.

Subject to the foregoing provisions of this Section and Section 2.06, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

In the case of any Security that is converted after any Interest Payment Record Date and on or prior to the next succeeding Interest Payment Date (other than any Security with respect to which the Maturity Date is prior to such Interest Payment Date), interest with respect to which the Maturity Date is on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest (whether or not punctually paid or duly provided for) shall be paid to the Person in whose name that Security (or one or more predecessor Securities) is registered at the Close of Business on such Interest Payment Record Date. Except as otherwise expressly provided in the immediately preceding sentence, in the case of any Security which is converted, interest with respect to which the Maturity Date is after the date of conversion of such Security shall not be payable.

Section 2.12. Computation of Interest. Except as otherwise provided in this Indenture, interest on the Securities shall be computed on the basis of a 360-day year of twelve 30-day months.

Section 2.13. Special Transfer Provisions. (a) Restrictions on Transfer and Exchange of Global Securities. Notwithstanding any other provisions of this Indenture, but except as provided in Section 2.01(d)(ii), a Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

(b) Private Placement Legend. Upon the transfer, exchange or replacement of Securities not bearing the Private Placement Legend, the Registrar shall deliver Securities that do not bear the Private Placement Legend. Upon the transfer, exchange or replacement of Securities bearing the Private Placement Legend, the Registrar shall deliver only Securities that bear the Private Placement Legend unless (i) the requested transfer is after the Resale Restriction Termination Date, or (ii) there is delivered to the Trustee, the Registrar and the Company an opinion of counsel reasonably satisfactory to the Company and addressed to the Company to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act. Upon any sale or transfer of a beneficial interest in connection with which the Private Placement Legend will be removed in accordance with this Indenture, the Trustee shall increase the principal amount of the Global Security that does not constitute a Restricted Security by the principal amount of such sale or transfer and likewise reduce the principal amount of the Global Security that does constitute a Restricted Security.

(c) General. By its acceptance of any Security bearing the Private Placement Legend, each Holder of such a Security acknowledges the restrictions on transfer of such Security set forth in this Indenture and in the Private Placement Legend and agrees that it will transfer such Security only as provided in this Indenture and as permitted by applicable law.

The Registrar shall retain copies of all letters, notices and other written communications received pursuant to Section 2.01(d) or this Section 2.13. The Company shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Registrar.

(d) Transfers of Securities Held by Affiliates. Any certificate (i) evidencing a Security that has been transferred to an Affiliate within one year after the Last Original Issue Date, as evidenced by a notation on the assignment form for such transfer or in the representation letter delivered in respect thereof or (ii) evidencing a Security that has been acquired from an Affiliate of the Company (other than by an Affiliate of the Company) in a transaction or a chain of transactions not involving any public offering, shall, until one year after the last date on which the Company or any Affiliate of the Company was an owner of such Security (or such longer period of time as may be required under the Securities Act or applicable state securities laws), in each case, bear the Private Placement Legend, unless otherwise agreed by the Company (with written notice thereof to the Trustee and the Registrar).

Section 2.14. Restrictive Legends. (a) Each Global Security and Physical Security that constitutes a Restricted Security shall bear the legend (the “Private Placement Legend”) as set forth in Exhibit B-1 on the face thereof.

(b) Each Global Security shall also bear the legend as set forth in Exhibit B-2.

Section 2.15. Delegending and Change of CUSIP. (a) As soon as reasonably practicable following the first anniversary of the Last Original Issue Date, the Company shall provide a certificate to the Trustee and the Registrar for the Securities certifying that the Private Placement Legend (other than the last two paragraphs thereof) could be removed because the Securities have become freely tradable by Holders that are not Affiliates of the Company, substantially in the form set forth in Exhibit C (the “Free Transferability Certificate”). The date on which the Company provides such Free Transferability Certificate to the Trustee and the Registrar shall be referred to as the “Resale Restriction Termination Date.” Notwithstanding the foregoing, the Company shall not be required to deliver the Free Transferability Certificate if it reasonably believes that removal of the Private Placement Legend could result in or facilitate transfers of Securities in violation of applicable law.

(b) Upon receipt of the Free Transferability Certificate by the Trustee and the Registrar, the Private Placement Legend (other than the last two paragraphs thereto) shall be deemed removed and the Unrestricted CUSIP shall be deemed substituted automatically for the Restricted CUSIP thereon.

(c) The Company (or the Trustee upon instruction by the Company) shall notify Bloomberg simultaneously with providing the Free Transferability Certificate to the Trustee and shall use reasonably efforts to cause Bloomberg to adjust its screen page for the Securities to indicate that they are thereafter unrestricted and replace the Restricted CUSIP with the Unrestricted CUSIP thereon.

ARTICLE 3

REPURCHASE OF SECURITIES AT OPTION OF HOLDERS

Section 3.01. Purchase of Securities at Option of the Holder upon a Fundamental Change. (a) In the event a Fundamental Change shall occur at any time when any Securities remain outstanding, each Holder shall have the right, at such Holder’s option, to require the Company to purchase all of such Holders’ Securities or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple thereof on a date specified by the Company (the “Fundamental Change Purchase Date”) that is not less than 15 nor more than 30 Business Days after the date the Company mails the Fundamental Change Company Notice pursuant to Section 3.01(b), at a purchase price in Cash equal to 100% of the principal amount of the Securities tendered for purchase, plus accrued and unpaid interest (including any Additional Amounts) to, but not including, the Fundamental Change Purchase Date (the “Fundamental Change Purchase Price”), subject to satisfaction by or on behalf of any Holder of the requirements set forth in Section 3.01(c). No Securities may be purchased at the option of the Holders upon a Fundamental Change if there has occurred and is continuing an Event of Default other than an Event of Default that is cured by the payment of the Fundamental Change Purchase Price of the Securities.

A “Fundamental Change” shall be deemed to have occurred upon the occurrence of any of the following:

(i) a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act becomes the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of the Company’s capital stock representing more than 50% of the voting power of all of the Company’s outstanding capital stock entitled to vote generally in the election of directors and (A) files a Schedule 13D or Schedule TO or any other schedule, form or report under the Exchange Act disclosing such beneficial ownership or (B) the Company otherwise becomes aware of any such person or group;

(ii) the ADSs into which the Securities are then convertible cease to be listed for trading on Nasdaq or another national securities exchange and are not then quoted on an established automated over-the-counter trading market in the United States; or

(iii) a consolidation, merger or binding share exchange, or any conveyance, transfer, sale, lease or other disposition in a single transaction or a series of transactions of all or substantially all of the Company’s properties and assets other than:

(A) any transaction:

(1) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of the Company’s capital stock; and

(2) pursuant to which holders of the Company’s capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving or successor Person immediately after giving effect to such transaction in substantially the same proportion as their entitlement to exercise, directly or indirectly, voting power of shares of the Company’s capital stock entitled to vote generally in elections of the Company’s directors immediately prior to such transaction; or

(B) any transaction that is effected solely for the purpose of changing the Company’s jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of the Company’s capital stock, if at all, solely into shares of capital stock of the surviving entity or a direct or indirect parent of the surviving corporation.

(iv) the Company’s shareholders approve any plan or proposal for the Company’s liquidation or dissolution.

Notwithstanding the foregoing, in the case of a consolidation or merger transaction, it will not constitute a Fundamental Change (under either of clauses (i) or (iii) above) if at least 90% of the consideration for the Ordinary Shares (excluding Cash payments for fractional ADSs and Cash payments made in respect of dissenters’ appraisal rights) in the consolidation or merger consists of securities traded on a United States national or regional securities exchange, or which will be so traded when issued or exchanged in connection with the Fundamental Change, and as a result of such consolidation or merger the notes become convertible solely into such consideration.

For purposes of this Section 3.01, “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

(b) Notices of Fundamental Change. Within 15 days after the effective date of each Fundamental Change, the Company shall notify the Trustee in writing of the Fundamental Change Purchase Date and shall mail a written notice of the Fundamental Change

(each such notice a “Fundamental Change Company Notice”) to each Holder (and to beneficial owners as required by applicable law) and the Trustee in accordance with Section 1.03. The notice shall include the form of a Fundamental Change Purchase Notice to be completed by the Holder and shall state, as applicable:

(i) the events causing such Fundamental Change and the date of effectiveness of such Fundamental Change;

(ii) that the Holder has a right to require the Company to purchase the Holder’s Securities;

(iii) the date by which the Fundamental Change Purchase Notice must be delivered to the Paying Agent in order for a Holder to exercise the Fundamental Change purchase right;

(iv) the Fundamental Change Purchase Date;

(v) the Fundamental Change Purchase Price;

(vi) the procedures that the Holder must follow to exercise its Fundamental Change purchase right under this Section 3.01;

(vii) the names and addresses of the Paying Agent and the Conversion Agent;

(viii) that the Securities must be surrendered to the Paying Agent to collect payment of the Fundamental Change Purchase Price;

(ix) that the Fundamental Change Purchase Price for any Security as to which a Fundamental Change Purchase Notice has been duly given and not withdrawn shall be paid promptly following the later of the Fundamental Change Purchase Date and the time of surrender of such Security;

(x) the Conversion Rate (after giving effect to any change in the Conversion Rate that resulted from the Fundamental Change);

(xi) that the Securities with respect to which a Fundamental Change Purchase Notice has been given may be converted pursuant to Article 4 of this Indenture only if either (i) the Fundamental Change Purchase Notice has been withdrawn in accordance with the terms of this Indenture or (ii) there shall be a default in the payment of the Fundamental Change Purchase Price;

(xii) the procedures for withdrawing a Fundamental Change Purchase Notice;

(xiii) that, unless the Company defaults in making payment of such Fundamental Change Purchase Price, interest on Securities surrendered for purchase by the Company shall cease to accrue on and after the Fundamental Change Purchase Date; and

(xiv) the CUSIP number(s) of the Securities.

If any of the Securities are in the form of a Global Security, then the Company shall modify such notice to the extent necessary to accord with the Applicable Procedures for repurchases.

At the Company’s request, the Trustee shall give the Fundamental Change Company Notice on behalf of the Company and at the Company’s expense; provided, however, that the Company makes such request at least three Business Days (unless a shorter period shall be consented to by the Trustee) prior to the date by which such Fundamental Change Company Notice must be given to the Holders in accordance with this Section 3.01(b); provided, further, however, that the text of such notice shall be prepared by the Company.

(c) Fundamental Change Purchase Notice. A Holder may exercise its right specified in Section 3.01(a) upon delivery of a written notice (which shall be in substantially the form included in Exhibit A hereto and which may be delivered by letter, overnight courier, hand delivery, facsimile transmission or in any other written form and, in the case of Global Securities, may be delivered electronically or by other means in accordance with the Applicable Procedures) of the exercise of such rights (a “Fundamental Change Purchase Notice”) to and such Fundamental Change Purchase Notice must be received by the Paying Agent no later than the Close of Business on the Business Day immediately preceding the Fundamental Change Purchase Date. The Fundamental Change Purchase Notice must state:

(i) if Securities are to be delivered, the certificate numbers of the Securities that the Holder shall deliver to be purchased;

(ii) the portion of the principal amount of the Securities that the Holder shall deliver to be purchased, which portion must be in principal amounts of $1,000 or an integral multiple thereof; and

(iii) that such Securities are being tendered for and shall be purchased by the Company on the Fundamental Change Purchase Date pursuant to the terms and conditions specified in this Indenture.

The book-entry transfer or delivery of such Security to the Paying Agent (together with all necessary endorsements) at the office of the Paying Agent shall be a condition to the receipt by the Holder of the Fundamental Change Purchase Price; provided, however, that such Fundamental Change Purchase Price shall be paid pursuant to this Section 3.01 only if the Security so transferred by book-entry or delivered to the Paying Agent shall conform in all material respects to the description thereof in the related Fundamental Change Purchase Notice.

The Company shall purchase from the Holder thereof, pursuant to this Section 3.01, a portion of a Security if the principal amount of such portion is $1,000 or an integral multiple of $1,000. Provisions of this Section 3.01 that apply to the purchase of all of a Security also apply to the purchase of such a portion of such Security.

Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent the Fundamental Change Purchase Notice contemplated by this Section 3.01(c) shall have the right to withdraw such Fundamental Change Purchase Notice at any time prior to the Close of Business on the Business Day immediately preceding the Fundamental Change Purchase Date by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 3.02(b).

The Paying Agent shall promptly notify the Company of the receipt by it of any Fundamental Change Purchase Notices or written notices of withdrawal thereof.

(d) Notwithstanding anything herein to the contrary, in the case of Global Securities, any Fundamental Change Purchase Notice may be delivered or withdrawn, and such Securities may be surrendered or transferred by book-entry or delivered for purchase, in accordance with the Applicable Procedures.

Section 3.02. Effect of Fundamental Change Purchase Notice. (a) Upon receipt by the Paying Agent of a Fundamental Change Purchase Notice, the Holder of the Security in respect of which such Fundamental Change Purchase Notice was given shall (unless such Fundamental Change Purchase Notice is withdrawn as specified below) thereafter be entitled to receive the Fundamental Change Purchase Price with respect to such Security. Such Fundamental Change Purchase Price shall be paid to such Holder promptly following the later of (i) the Fundamental Change Purchase Date (provided such Holder has satisfied the conditions in Section 3.01(c) with respect to such Security) and (ii) the time of book-entry transfer or delivery of such Security to the Paying Agent by the Holder thereof in the manner required by Section 3.01(c). A Security in respect of which a Fundamental Change Purchase Notice has been given by the Holder thereof may not be converted pursuant to Article 4 hereof on or after the date of the delivery of such Fundamental Change Purchase Notice, unless either (i) such Fundamental Change Purchase Notice has first been validly withdrawn in accordance with Section 3.02(b); or (ii) there shall be a default in the payment of the Fundamental Change Purchase Price, provided, that the conversion right with respect to such Security shall terminate at the Close of Business on the date such default is cured and such Security is purchased in accordance herewith.

(b) A Fundamental Change Purchase Notice may be withdrawn by any Holder delivering such Fundamental Change Purchase Notice upon delivery of a written notice of withdrawal (which may be delivered by mail, overnight courier, hand delivery, facsimile transmission or in any other written form and, in the case of Global Securities, may be delivered electronically or by other means in accordance with the Applicable Procedures) to and such notice of withdrawal must be received by the Paying Agent at any time prior to the Close of Business on the Business Day immediately preceding the Fundamental Change Purchase Date, specifying:

(i) if Securities are to be withdrawn, the certificate numbers of the Securities in respect of which such notice of withdrawal is being submitted;

(ii) the principal amount of the Securities in respect of which such notice of withdrawal is being submitted, which principal amount must be $1,000 or an integral multiple thereof; and

(iii) the principal amount, if any, of the Securities that remains subject to the original Fundamental Change Purchase Notice and that has been or shall be delivered for purchase by the Company.

Section 3.03. Deposit of Fundamental Change Purchase Price. Prior to 11:00 a.m., New York City time, on a Fundamental Change Purchase Date, the Company shall deposit with the Paying Agent (or if the Company or an Affiliate of the Company is acting as the Paying Agent, shall segregate and hold in trust as provided in Section 2.04) an amount in Cash (in immediately available funds if deposited on such Fundamental Change Purchase Date) sufficient to pay the aggregate Fundamental Change Purchase Price of all the Securities or portions thereof that are to be purchased on that Fundamental Change Purchase Date.

If the Paying Agent holds, in accordance with the terms hereof, at 11:00 a.m., New York City time, on the Business Day following a Fundamental Change Purchase Date, Cash sufficient to pay the aggregate Fundamental Change Purchase Price of all Securities for which a Fundamental Change Purchase Notice has been delivered and not validly withdrawn in accordance with this Indenture, then, on and after such Fundamental Change Purchase Date, such Securities shall cease to be outstanding and interest (including Additional Amounts) on such Securities shall cease to accrue, whether or not such Securities are transferred by book-entry or delivered to the Paying Agent, and the rights of the Holders in respect thereof shall terminate (other than the right to receive the Fundamental Change Purchase Price upon delivery of such Securities by their Holders to the Paying Agent).

Section 3.04. Securities Purchased in Part. Any Security that is to be purchased only in part shall be surrendered at the office of the Paying Agent (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form reasonably satisfactory to the Company and the Trustee duly executed by, the Holder thereof or such Holder’s attorney duly authorized in writing), and promptly after a Fundamental Change Purchase Date, the Company shall issue and the Trustee shall, upon receipt of a Company Order (which the Company agrees to deliver promptly), authenticate and deliver to the Holder of such Security, without service charge, a new Security or Securities, of such authorized denomination or denominations as may be requested by such Holder, in aggregate principal amount equal to, and in exchange for, the portion of the principal amount of the Security so surrendered that is not purchased.

Section 3.05. Repayment to the Company. To the extent that the aggregate amount of Cash deposited by the Company pursuant to Section 3.03 exceeds the aggregate Fundamental Change Purchase Price of the Securities or portions thereof that the Company is obligated to purchase on the Fundamental Change Purchase Date, then, within one day after the Fundamental Change Purchase Date, the Paying Agent shall return any such excess Cash to the Company.

Section 3.06. Compliance with Securities Laws upon Purchase of Securities. When complying with the provisions of Article 3 hereof (provided that such offer or purchase constitutes an “issuer tender offer” for purposes of Rule 13e-4 (which term, as used herein, includes any successor provision thereto) under the Exchange Act at the time of such offer or purchase), and subject to any exemptions available under applicable law, the Company shall:

(a) comply with Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

(b) otherwise comply with all federal and state securities laws so as to permit the rights and obligations in connection with any purchase pursuant to this Article 3 to be exercised in the time and in the manner specified herein.

ARTICLE 4

CONVERSION

Section 4.01. Conversion Privilege. The Securities shall be convertible in accordance with their terms and in accordance with and subject to this Article 4 into a number of ADSs equal to the Conversion Rate, subject to the provisions of Section 4.02 regarding fractional ADSs, at any time prior to the Close of Business on the third Business Day immediately preceding the Maturity Date. Securities may be converted only in denominations of $1,000 principal amount and integral multiples thereof.

Section 4.02. Conversion Rate. (a) The initial Conversion Rate per $1,000 principal amount of Securities to be converted is 81.3008 ADSs (which is equal to an initial Conversion Price of $12.30 per ADS), subject to adjustment as described in Sections 4.06 and 4.10. The Conversion Rate, including any Additional ADSs added to the Conversion Rate in connection with a Fundamental Change, will not exceed 97.5610 ADSs (which is equal to a Conversion Price of $10.25 per ADS); provided, however, that such maximum conversion rate will be appropriately adjusted for Conversion Rate adjustments as described in Sections 4.06 and 4.10.

A Holder of a Security otherwise entitled to a fractional ADS will receive Cash in an amount equal to the average of the Closing Prices of the ADSs for each Trading Day during the five consecutive Trading Day period ending on the Trading Day prior to the Conversion Date.

A Security for which a Holder has delivered a Fundamental Change Purchase Notice requiring the Company to purchase the Securities may be surrendered for conversion only if such notice is withdrawn in accordance with this Indenture.

(b) If a Holder elects to convert Securities in connection with a Fundamental Change, then the Conversion Rate of the Securities being converted by such Holder shall be increased by an additional number of ADSs (the “Additional ADSs”) set forth in Exhibit D. For the avoidance of doubt, the increases provided for in this Section 4.02(b) shall only be made with respect to the Securities being converted in connection with such Fundamental Change and shall not be effective as to any Securities not so converted. For purposes of this Section 4.02, a conversion shall be deemed to be “in connection” with a Fundamental Change if it occurs during the period that begins on (and includes) the public announcement of an event constituting a Fundamental Change and ends on (and includes) the Fundamental Change Purchase Date relating to such Fundamental Change as set forth in Article 3.

The increase in the Conversion Rate, expressed as a number of Additional ADSs to be received per $1,000 principal amount of Securities, will be determined by the Company by reference to the table attached as Exhibit D hereto, based on the earliest of the date on which the Fundamental Change is publicly announced, occurs or becomes effective (the “Adjustment Date”) and the price paid or deemed to be paid per ADS in the transaction constituting the Fundamental Change (the “ADS Price”) subject to adjustment as set forth in the next paragraph; provided, however, that if a Holder of Ordinary Shares or ADSs receives only Cash in connection with such transaction, the ADS Price shall be the Cash amount paid per Ordinary Share, translated, if necessary, into Dollars at the exchange rate in effect on the Adjustment Date and multiplied by the number of Ordinary Shares represented by each ADS then applicable. In all other cases, the ADS Price will be the average of the Closing Prices of the ADSs over the five consecutive Trading Days prior to but not including the date of effectiveness of the Fundamental Change, provided, however, that (i) if the ADS Price is between two ADS Price amounts on the table or the Adjustment Date is between two Adjustment Dates on the table, the number of Additional ADSs will be determined by a straight-line interpolation between the number of Additional ADSs set forth for the higher and lower ADS Price amounts and the earlier and later adjustment dates based on a 365-day year, as applicable; (ii) if the ADS Price is in excess of $90.00 per ADS (subject to adjustment in the same manner as the ADS Price), no increase in the Conversion Rate will be made; and (iii) if the ADS Price is less than $10.25 per ADS (subject to adjustment in the same manner as the ADS Price), no increase in the Conversion Rate will be made. Notwithstanding the foregoing, in no event will the total number of Additional ADSs added to the Conversion Rate as a result of such Fundamental Change exceed 16.2602 ADSs per $1,000 principal amount of notes, subject to adjustment as described in Section 4.06.

The ADS Prices set forth in the first columns of the table attached as Exhibit D hereto will be adjusted as of any date on which the Conversion Rate is adjusted as described in Section 4.06. The adjusted ADS Prices will equal the ADS Prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to the adjustment giving rise to the ADS Price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of Additional ADSs will be adjusted in the same manner as the Conversion Rate as set forth in Section 4.06.

If, as set forth in this Section 4.02(b), the Company is required to increase the Conversion Rate by the Additional ADSs as a result of a Fundamental Change, payment of such Additional ADSs associated with Securities surrendered for conversion in connection with a Fundamental Change will be settled (i) no later than the third Trading Day immediately following the date of effectiveness of such Fundamental Change, if the Conversion Date occurs prior to such date of effectiveness or (ii) no later than the third Trading Day immediately following the Conversion Date, if the Conversion Date occurs on or following the date of effectiveness of such Fundamental Change.

The Company will settle such conversions by delivering ADSs or Reference Property equivalent to ADSs based on the increased Conversion Rate resulting from such Fundamental Change.

For the avoidance of doubt, in the event Securities are surrendered for conversion in connection with an anticipated Fundamental Change and such Fundamental Change does not in fact occur, no Additional ADSs will be added to the Conversion Rate and no additional ADSs, Cash or Reference Property will be paid as a result of the related anticipated Fundamental Change.

Section 4.03. Conversion Procedure. (a) The right of conversion attaching to any Security may be exercised at any time during that conversion is permitted in accordance with Section 4.01 (i) if such Security is represented by a Global Security, by book-entry transfer to the Conversion Agent through the facilities of the Depositary in compliance with the Applicable Procedures, or (ii) if such Security is represented by a Physical Security, by delivery of such Security at the specified office of the Conversion Agent, accompanied, in either case, by: (1) a duly signed and completed conversion notice, in the form as set forth on the reverse of Security attached hereto as Exhibit A (a “Conversion Notice”); (2) if such Security has been lost, stolen, destroyed or mutilated, a notice to the Conversion Agent in accordance with Section 2.10 regarding the loss, theft, destruction or mutilation of the Security; (3) appropriate endorsements and transfer documents, including receipt by the ADS Depositary of the applicable issuance fees and applicable written acknowledgements, certifications and agreements required by the Deposit Agreement, if required by the Conversion Agent or the ADS Depositary; and (4) payment of any tax or duty, in accordance with Section 4.04, which may be payable in respect of any transfer involving the issue or delivery of the ADSs in the name of a Person other than the Holder of the Security. The date on which the Holder satisfies all of those requirements is the “Conversion Date.” The Securities will be deemed to be converted immediately prior to the Close of Business on the Conversion Date. The Company shall deliver the ADSs to the Holder through a Conversion Agent in the form of a certificate for the number of whole ADSs issuable upon the conversion or, in the case of Holders of Securities in book-entry form with DTC, in accordance with DTC customary practices. In each case, the Company shall also deliver to such Holder Cash in lieu of any fractional ADSs pursuant to Section 4.02(a). The Company shall deliver such ADSs and Cash as promptly as practicable after the Conversion Date and the completion of the relevant calculations relating to the conversion considerations and, except as set forth in Section 4.02(b), in any event no later than the third Business Day immediately following the Conversion Date; provided, however, that for any conversion that occurs after the last Interest Payment Record Date prior to the final Interest Payment Date, the Company shall deliver such ADSs and Cash on the Maturity Date.

(b) The person in whose name the Security is registered shall be deemed to be a shareholder of record on the Conversion Date; provided, however, that no surrender of a Security or satisfaction of the other conditions in Section 4.03(a) on any date when the stock transfer books of the Company shall be closed shall be effective to constitute the person or persons entitled to receive the ADSs upon such conversion as the record holder or holders of such ADSs on such date, but such surrender shall, provided that all such conditions have been satisfied, be effective to constitute the person or persons entitled to receive such ADSs as the record holder or holders thereof for all purposes at the Close of Business on the next succeeding day on which such stock transfer books are open. Upon conversion of a Security, such person shall no longer be a Holder of such Security.

(c) The Company’s delivery to the Holder of the full number of ADSs into which the Security is convertible, together with any Cash payment for such holder’s fractional ADSs, will be deemed to satisfy the Company’s obligation to pay the principal amount of the Security and to satisfy the Company’s obligation to pay accrued and unpaid interest (including any Additional Amounts) to but not including the Conversion Date. As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited.

(d) Upon surrender of a Security that is converted in part, the Company shall execute, and the Trustee shall, upon receipt of a Company Order, authenticate and deliver to the Holder, a new Security equal in principal amount of the unconverted portion of the Security surrendered.

Section 4.04. Taxes on Conversion. If a Holder converts a Security, the Company shall pay any documentary, stamp or similar issue or transfer taxes or duties relating to the issuance or delivery of ADSs upon exercise of such conversion rights. However, the Holder shall pay any tax or duty which may be payable relating to any transfer involving the issuance or delivery of ADSs in a name other than the Holder’s name. The Conversion Agent may, without obligation, refuse to deliver the certificate representing ADSs being issued in a name other than the Holder’s name until the Conversion Agent receives a sum sufficient to pay any tax or duties which will be due because the ADSs are to be issued in a name other than the Holder’s name. Nothing herein shall preclude any tax withholding required by law or regulation.

Section 4.05. Company to Provide Stock. (a) The Company shall at all times maintain out of its authorized but unissued Ordinary Shares enough Ordinary Shares to permit the issuance of ADSs upon the conversion, in accordance herewith, of all of the Securities. The ADSs, if any, due upon conversion of a Global Security shall be delivered by the Company in accordance with the Depositary’s customary practices.

(b) All Ordinary Shares (including Ordinary Shares represented by ADSs) that may be issued upon conversion of the Securities shall be newly issued Ordinary Shares or Ordinary Shares held in the treasury of the Company, shall be duly authorized, validly issued, fully paid and nonassessable and shall be free of any preemptive rights and free of any lien or adverse claim.

(c) The Company shall comply with all applicable securities laws regulating the offer and delivery of any Ordinary Shares or ADSs upon conversion of Securities and, if the ADSs are then listed or quoted on the NYSE, Nasdaq or any other United States national or regional securities exchange or other market, shall list or cause to have quoted and keep listed and quoted the ADSs issuable upon conversion of the Securities to the extent permitted or required by the rules of such exchange or market; provided, however, that, if the rules of such automated quotation system or exchange permit the Company to defer the listing of such ADSs until the first conversion of the Securities into ADSs in accordance with the provisions of this Indenture, the Company covenants to list such ADSs issuable upon conversion of the Securities in accordance with the requirements of such automated quotation system or exchange at such time.

(d) Notwithstanding anything herein to the contrary, nothing herein shall give to any Holder any rights as a creditor in respect solely of its right to conversion.

Section 4.06. Adjustment of Conversion Rate. The Conversion Rate shall be adjusted from time to time by the Company as follows; provided that the Company shall not make any adjustments to the Conversion Rate if Holders of the Securities participate (as a result of holding such Securities), at the same time as the holders of Ordinary Shares (including Ordinary Shares represented by

ADSs) participate, in any of the transactions described below as if such Holders held a number of Ordinary Shares equal to (A) the applicable Conversion Rate, multiplied by (B) the number of Ordinary Shares then represented by each ADS, multiplied by (C) the Principal Amount (expressed in thousands) of Securities held by such Holders, without having to convert their Securities:

(a) If the Company, at any time or from time to time while any of the Securities are outstanding, issues Ordinary Shares as a dividend or distribution on Ordinary Shares, or if the Company effects a share split or share combination in respect of the Ordinary Shares, then the Conversion Rate shall be adjusted based on the following formula:

CR' = CR0	×	OS'
OS0

where

CR0	=	the Conversion Rate in effect at the Close of Business on the record date of such dividend or distribution, or effective date of such share split or combination, as applicable;

CR'	=	the Conversion Rate in effect immediately after the record date or effective date, as applicable;

OS0	=	the number of Ordinary Shares outstanding immediately prior to the Close of Business on the record date or effective date, as applicable; and

OS'	=	the number of Ordinary Shares that would be outstanding immediately after and solely as a result of, such event.

Such adjustment shall become effective immediately after 9:00 a.m., New York City time, on the Business Day following the Ex Date of such dividend or distribution or the effective date of such share split or share combination. The Company will not pay any dividend or make any distribution on Ordinary Shares held in treasury by the Company, if any. If any dividend or distribution of the type described in this Section 4.06(a) is declared but not so paid or made, or the outstanding Ordinary Shares are not split or combined, as the case may be, the Conversion Rate shall again be adjusted to the Conversion Rate which would then be in effect if such dividend, distribution, share split or share combination had not been declared.

(b) If the Company, at any time or from time to time while any of the Securities are outstanding, issues to all or substantially all holders of its outstanding Ordinary Shares any rights or warrants (other than pursuant to any dividend reinvestment or share purchase plans) entitling them for a period of not more than 45 days from the issuance date thereof to subscribe for or purchase Ordinary Shares (directly or in the form of ADSs), or securities convertible into Ordinary Shares or ADSs, at a price per share less than the average of the Closing Prices of the ADSs divided by the number of Ordinary Shares then represented by each ADS over the five consecutive Trading Day period ending on the Trading Day immediately preceding the date of announcement of such issuance, the Conversion Rate shall be adjusted based on the following formula:

CR' = CR0	×	OS0 + X
OS0 + Y

where

CR0	=	the Conversion Rate in effect at the Close of Business on the record date for such issuance;

CR'	=	the Conversion Rate in effect immediately after the record date for such issuance;

OS0	=	the number of Ordinary Shares outstanding at the Close of Business on the record date for such issuance;

X	=	the total number of Ordinary Shares (directly or in the form of ADSs) issuable pursuant to such rights or warrants; and

Y	=	the number of Ordinary Shares equal to the aggregate price payable to exercise such rights or warrants divided by the average of the Closing Prices of the ADSs, divided by the number of Ordinary Shares then represented by each ADS, over the five consecutive Trading Day period ending on the Trading Day immediately preceding the date of announcement of the issuance of such rights or warrants.

Such adjustment shall be successively made whenever any such rights or warrants are issued and shall become effective immediately after 9:00 a.m., New York City time, on the Business Day following the Ex Date of such issuance. To the extent that Ordinary Shares (directly or in the form of ADSs) are not delivered pursuant to such rights or warrants upon the expiration or termination of such rights or warrants, the Conversion Rate shall be readjusted to the Conversion Rate which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made on the basis of the delivery of only the number of Ordinary Shares (directly or in the form of ADSs) actually delivered. In the event that such rights or warrants are not so issued, the Conversion Rate shall again be adjusted to be the Conversion Rate which would then be in effect if the announcement with respect to such rights, warrants or convertible securities had not been made.

In determining whether any rights or warrants entitle the holders to subscribe for or purchase Ordinary Shares (directly or in the form of ADSs) at less than the average of the Closing Prices of the ADSs divided by the number of Ordinary Shares then represented by each ADS over the five consecutive Trading Day period ending on the Trading Day immediately preceding the date of announcement of such issuance, and in determining the aggregate price payable to exercise such rights or warrants, there shall be taken into account any consideration received by the Company for such rights or warrants and any amount payable on exercise thereof, the value of such consideration, if other than Cash, to be determined in good faith by the Company’s Board of Directors.

(c) In case the Company shall, by dividend or otherwise, distribute to all or substantially all holders of its Ordinary Shares (other than pursuant to a distribution covered by Section 4.06(a)), evidences of its Indebtedness or other non-cash assets (including shares of capital stock or similar equity interest in or relating to a subsidiary or other business unit), or rights or warrants, but excluding dividends, distributions and rights or warrants covered by Section 4.06(a), Section 4.06(b) or Section 4.06(e) (in each case pursuant to which an adjustment is made) (any of such shares of capital stock, Indebtedness, or other assets or property hereinafter in this Section 4.06(c) called the “Distributed Property”), then, in each such case the Conversion Rate shall be adjusted based on the following formula:

CR' = CR0	×	SP0
SP0 – FMV

where

CR0	=	the Conversion Rate in effect at the Close of Business on the record date for such distribution;

CR'	=	the Conversion Rate in effect immediately after the record date for such distribution;

SP0	=	the average of the Closing Prices of the ADSs, divided by the number of Ordinary Shares then represented by each ADS, over the five consecutive Trading Day period ending on the Trading Day immediately preceding the record date for such distribution; and

FMV	=	the fair market value (as determined in good faith by the Company’s Board of Directors) of the portion of Distributed Property with respect to each outstanding Ordinary Share on the record date for such distribution.

Such adjustment shall become effective immediately prior to 9:00 a.m., New York City time, on the Business Day following the Ex Date for such distribution; provided that if the then fair market value (as so determined) of the portion of the Distributed Property so distributed applicable to one Ordinary Share is equal to or greater than SP0 as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each Holder shall have the right to receive, for each $1,000 principal amount of Securities upon conversion, the amount of Distributed Property such holder would have received had such holder owned a number of Ordinary Shares equal to the Conversion Rate, multiplied by the number of Ordinary Shares then represented by each ADS, on the record date fixed for determination for Shareholders entitled to receive such distribution. If such dividend or distribution is not so paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such record date had not been fixed. If the Board of Directors determines the fair market value of any distribution for purposes of this Section 4.06(c) by reference to the actual or when issued trading market for any securities, it shall in doing so consider the prices in such market over the same period used in computing the average of the Closing Prices of the ADSs, divided by the number of Ordinary Shares then represented by each ADS, for purposes of calculating SP0 in the formula in this Section 4.06(c).

With respect to an adjustment pursuant to this Section 4.06(c) where there has been a payment of a dividend or other distribution on the Ordinary Shares consisting of publicly traded shares of capital stock of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit of the Company (a “Spin-Off,” and any such dividend or distribution of Ordinary Shares, shares of capital stock or equity interests being “Spin-Off Securities”), the Conversion Rate in effect immediately before the Close of Business on the 10th Trading Day immediately following, and including, the effective date for the distribution of the Spin-Off Securities shall be increased based on the following formula:

CR' = CR0	×	FMV0 + MP0
MP0

where

CR0	=	the Conversion Rate in effect immediately prior to the Close of Business on the 10th Trading Day immediately following, and including, the effective date for the distribution of the Spin-Off Securities;

CR'	=	the Conversion Rate in effect from and after the Close of Business on the 10th Trading Day immediately following, and including, the effective date for the distribution of the Spin-Off Securities;

FMV0	=	the average of the Closing Prices of the capital stock or similar equity interest distributed to holders of Ordinary Shares applicable to one Ordinary Share over the first 10 consecutive Trading Day period immediately following, and including, the effective date of the Spin-Off; and

MP0	=	the average of the Closing Prices of ADSs, divided by the number of Ordinary Shares then represented by each ADS, over the first 10 consecutive Trading Day period immediately following, and including, the effective date of the Spin-Off.

Such adjustment shall occur at the Close of Business on the 10th Trading Day immediately following, and including, the effective date of the Spin-Off; provided, however, that the Company may in lieu of the foregoing adjustment elect to make adequate provision so that each Holder shall have the right to receive upon conversion thereof the amount of such Spin-Off Securities that such Holder would have received if such Securities had been converted on the record date with respect to such distribution. If an adjustment to the Conversion Rate is required pursuant to this Section 4.06(c) in connection with a Spin-Off in respect of Securities that have been tendered for conversion, delivery of the related conversion consideration will be delayed to the extent necessary in order to complete the calculations provided for in connection with a Spin-Off.

Rights or warrants distributed by the Company to all holders of Ordinary Shares entitling the holders thereof to subscribe for, purchase or convert into shares of the Company’s capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events (“Trigger Event”): (x) are deemed to be transferred with such Ordinary Shares; (y) are not exercisable; and (z) are also issued in respect of future issuances of Ordinary Shares, shall be deemed not to have been distributed for purposes of this Section 4.06(c), (and no adjustment to the Conversion Rate under this Section 4.06(c), will be required) until the occurrence of the earliest Trigger Event, whereupon such rights or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 4.06(c). If any such right or warrant, including any such existing rights or warrants distributed prior to the date of this Indenture, are subject to events, upon the occurrence of which such rights or warrants become exercisable to purchase different securities, evidences of Indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and record date with respect to new rights or warrants with such rights (and a termination or expiration of the existing rights or warrants without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights or warrants or any Trigger Event or other event (of the type described in the preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 4.06(c) was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, the Conversion Rate shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Ordinary Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all holders of Ordinary Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights or warrants had not been issued.

For purposes of this Section 4.06(c), Section 4.06(a) and Section 4.06(b), any dividend or distribution to which this Section 4.06(c) is applicable that also includes Ordinary Shares, or rights or warrants to subscribe for or purchase Ordinary Shares (directly or in the form of ADSs) to which Section 4.06(a) or 4.06(b) applies (or both), shall be deemed instead to be (1) a dividend or distribution of the evidences of Indebtedness, assets or shares of capital stock other than such Ordinary Shares or rights or warrants to which Section 4.06(a) or 4.06(b) applies (and any Conversion Rate adjustment required by this Section 4.06(c) with respect to such dividend or distribution shall then be made) immediately followed by (2) a dividend or distribution of such Ordinary Shares or such rights or warrants to which Section 4.06(a) or 4.06(b) applies (and any further Conversion Rate adjustment required by Section 4.06(a) or 4.06(b) with respect to such dividend or distribution shall then be made), except (A) the Ex Date of such dividend or distribution shall be substituted for “the record date,” “the record date or effective date,” “the Ex Date of such dividend or distribution or the effective date of such share split or share combination” and “the Ex Date of such issuance” within the meaning of Section 4.06(a) and Section 4.06(b) and (B) any shares of Ordinary Shares included in such dividend or distribution shall not be deemed “outstanding immediately prior to closing of Business on the record date or effective date” within the meaning of Section 4.06(a).

(d) If a cash dividend or distribution is made to all or substantially all holders of Ordinary Shares (other than (i) in connection with the Company’s liquidation, dissolution or winding up or (ii) distributions described in Section 4.06(e)), the Conversion Rate shall be adjusted based on the following formula:

CR' = CR0	×	SP0
SP0 – C

where

CR0	=	the Conversion Rate in effect at the Close of Business on the record date for such dividend or distribution;

CR'	=	the Conversion Rate in effect immediately after the record date for such distribution;

SP0	=	the average Closing Price of the ADSs, divided by the number of Ordinary Shares then represented by each ADS, over the five consecutive Trading Day period ending on the Trading Day immediately preceding the record date for such dividend or distribution; and

C	=	the amount in cash per share the Company dividends or distributes to holders of Ordinary Shares.

Such adjustment shall become effective immediately after the Close of Business on the Ex Date for such dividend or distribution; provided that if the portion of the cash so distributed applicable to one Ordinary Share is equal to or greater than SP0 as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each Holder shall have the right to receive, for each $1,000 principal amount upon conversion, the amount of cash such Holder would have received had such Holder owned a number of Ordinary Shares equal to the Conversion Rate on the Ex Date. If such dividend or distribution is not so paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

For the avoidance of doubt, for purposes of this Section 4.06(d), in the event of any reclassification of the Ordinary Shares as a result of which the Securities become convertible into more than one class of Ordinary Shares, if an adjustment to the Conversion Rate is required pursuant to this Section 4.06(d), references in this Section to one Ordinary Share or Closing Price of one ADS shall be deemed to refer to a unit or to the price of a unit consisting of the number of shares of each class of Ordinary Shares into which the Securities are then convertible equal to the numbers of shares of such class issued in respect of one Ordinary Share in such reclassification. The above provisions of this paragraph shall similarly apply to successive reclassifications.

(e) If the Company or any of its Subsidiaries makes a distribution of cash or other consideration in respect of a tender offer or exchange offer for all or any portion of the Ordinary Shares or ADSs representing the Ordinary Shares, in which such cash and the value of any such other consideration included in the distribution per share of Ordinary Shares, or equivalent payment per Ordinary

Share represented by the ADSs, validly tendered or exchanged exceeds the Closing Price of the ADSs divided by the number of Ordinary Shares then represented by each ADS on the 10th Trading Day immediately following the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended), the Conversion Rate shall be increased based on the following formula:

CR' = CR0	×	AC + (SP' × OS')
OS0 × SP'

where

CR0	=	the Conversion Rate in effect immediately before the Close of Business on the expiration date;

CR'	=	the Conversion Rate in effect on and after the expiration date;

AC	=	the aggregate value of all cash and any other consideration (as determined in good faith by the Company’s Board of Directors) distributed (or to be distributed) for Ordinary Shares purchased (directly or in the form of ADSs) in such tender or exchange offer;

OS0	=	the number of Ordinary Shares outstanding immediately prior to the time such tender or exchange offer expires (including Ordinary Shares (directly or in the form of ADSs) validly tendered and not withdrawn in connection with the tender or exchange offer but excluding Ordinary Shares held in treasury);

OS'	=	the number of Ordinary Shares outstanding as of the last time tenders or exchanges could have been made pursuant to such tender or exchange offer (excluding any Ordinary Shares (directly or in the form of ADSs) validly tendered and not withdrawn pursuant to the tender or exchange offer or Ordinary Shares held in treasury); and

SP'	=	the average of the Closing Prices of the ADSs, divided by the number of Ordinary Shares then represented by each ADS, over the 10 consecutive Trading Day period commencing on the Trading Day immediately following the date such tender or exchange offer expires.

The adjustment to the Conversion Rate under this Section 4.06(e) shall become effective immediately prior to the opening of business on the Trading Day next succeeding the date such tender or exchange offer expires.

If the Company or a Subsidiary is obligated to repurchase Ordinary Shares pursuant to any such tender or exchange offer, but the Company or such Subsidiary is permanently prevented by applicable law from effecting any such purchases or all or any portion of such purchases are rescinded, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such tender or exchange offer had not been made or had only been made in respect of the purchases that had been effected. Except as set forth in the preceding sentence, if an adjustment to the Conversion Rate pursuant to this Section 4.06(e) with respect to any tender offer or exchange offer would result in a decrease in the Conversion Rate, no adjustment shall be made for such tender offer or exchange offer under this Section 4.06(e). If an adjustment to the Conversion Rate is required pursuant to this Section 4.06(e) during any settlement period in respect of Securities that have been tendered for conversion, delivery of the related conversion consideration will be delayed to the extent necessary in order to complete the calculations provided for in this Section 4.06(e).

(f) For purposes of this Section 4.06 the term “record date” shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of Ordinary Shares (including Ordinary Shares represented by ADSs) have the right to receive any cash, securities or other property or in which the Ordinary Shares (including Ordinary Shares represented by ADSs) or other applicable security is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of shareholders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

(g) If application of the formulas provided in Sections 4.06(a), 4.06(b), 4.06(c), 4.06(d) or 4.06(e) would result in a decrease in the Conversion Rate, no adjustment to the Conversion Rate shall be made except in the case of a share split or combination of the Ordinary Shares.

(h) In any case in which this Section 4.06 shall require that an adjustment be made following a record date, Ex Date, effective date or expiration date, as the case may be, established for purposes of this Section 4.06, the Company may elect to defer (but only until five Business Days following the filing by the Company with the Trustee of the certificate described in Section 4.11) issuing to the Holder of any Security converted after such record date, Ex Date, effective date or expiration date the Ordinary Shares and other capital stock of the Company, evidences of indebtedness or other non-Cash assets or rights or warrants issuable upon such conversion over and above Cash payable, or the Ordinary Shares and other capital stock of the Company, evidences of indebtedness or other non-Cash assets or rights or warrants issuable, upon such conversion only on the basis of the Conversion Rate prior to adjustment; and, in lieu of the shares, evidences of indebtedness or other non-Cash assets or rights or warrants the issuance of which, or Cash the payment of which, is so deferred, the Company shall issue or cause its transfer agents to issue due bills or other appropriate evidence prepared by the Company of the right to receive such shares or Cash, as the case may be. If any distribution in respect of which an adjustment to the Conversion Rate is required to be made as of the record date, Ex Date, effective date or expiration date therefor is not thereafter made or paid by the Company for any reason, the Conversion Rate shall be readjusted to the Conversion Rate which would then be in effect if such record date had not been fixed or such Ex Date, effective date or expiration date had not occurred.

(i) If one or more events occur requiring an adjustment be made to the Conversion Rate for a particular period, adjustments to the Conversion Rate shall be determined by the Company’s Board of Directors to reflect the combined impact of such Conversion Rate adjustments, as set out in this Section 4.06, during such period.

Section 4.07. No Adjustment. No adjustment in the Conversion Rate shall be required unless the adjustment would result in a change in the Conversion Rate of at least 1.00%; provided, however, that any adjustment which by reason of this Section 4.07 is not required to be made shall be carried forward and taken into account in subsequent adjustments; provided, further, however, that adjustments not otherwise made by reason by this Section 4.07 will be made upon conversion of the Securities. All calculations under this Article 4 shall be made to the nearest one-ten thousandth (1/10,000) of a cent or to the nearest one-ten thousandth (1/10,000) of a ADS, as the case may be.

No adjustment in the Conversion Rate or the Incremental Share Factor need be made (i) for issuances of Ordinary Shares or ADSs pursuant to any present or future Company plan for reinvestment of dividends or interest payable on the Company’s securities or the investment of additional optional amounts thereunder in Ordinary Shares or ADSs, (ii) upon the issuance of any Ordinary Shares or ADSs or options or rights to purchase Ordinary Shares or ADSs pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of its Subsidiaries, (iii) upon the issuance of any Ordinary Shares or ADSs pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described under (ii) above and outstanding as of the date the Securities were first issued, (iv) for a change in the par value of the Ordinary Shares or (v) for accrued and unpaid interest, including Additional Amounts, if any.

No adjustment to the Conversion Rate need be made pursuant to Section 4.06 for a transaction if Holders are permitted to participate in the transaction without conversion on a basis and with notice that the Board of Directors of the Company determines in good faith to be fair and appropriate in light of the basis and notice on which holders of Ordinary Shares participate in the transaction. For the avoidance of doubt, if a distribution occurs that would generally result in adjustment of the number of ADSs deliverable to Holders of Securities as a portion of conversion consideration to which such Holders are entitled, instead of making that adjustment, the Company may instead deem such Holders to be Holders of record for purposes of that distribution so that such Holders would receive the distribution at the time they receive the conversion consideration.

Whenever a provision of the Indenture requires the calculation of an average of the Closing Price over a span of multiple days, the Company will make appropriate adjustments to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Ex Date of the event occurs, at any time during the period from which the average is to be calculated.

Section 4.08. Shareholder Rights Agreements. Upon conversion of the Securities, the Holders shall receive, in addition to any ADSs issuable upon such conversion, any associated rights issued under any future shareholder rights agreement the Company adopts that provides that Ordinary Shares represented by ADS issued upon conversion of the Securities at any time prior to the distribution of separate certificates representing such rights will be entitled to receive such rights unless, prior to conversion, the rights have separated from the Ordinary Shares represented by ADSs or the ADSs, expired, terminated or been redeemed or exchanged in accordance with such rights plan, and no adjustment shall be made to the Conversion Rate pursuant to Section 4.06. If the rights have separated from the Ordinary Shares represented by ADSs or the ADSs, the Conversion Rate shall be adjusted at the time of separation as if the Company distributed to all holders of Ordinary Shares, shares of capital stock, evidences of Indebtedness or assets as described in Section 4.06(c), subject to readjustment in the event of the expiration, termination or redemption of such rights.

Section 4.09. Effect of Reclassification, Consolidation, Merger or Sale on Conversion Privilege. If (1) there shall occur (a) any reclassification of the Ordinary Shares (other than a change only in par value, or from par value to no par value, or from no par value to par value, or a change as a result of a subdivision or combination of the Ordinary Shares); (b) a consolidation, merger or combination involving the Company; or (c) a sale or conveyance as an entirety or substantially as an entirety of the property and assets of the Company, directly or indirectly, to another Person; and (2) pursuant to such reclassification, consolidation, merger, combination, sale or conveyance, Ordinary Shares, including Ordinary Shares represented by ADSs, converted into, or exchanged for, stock, other securities, other property or assets (including Cash or any combination thereof) (any such event a “Merger Event”), then the Company, or such successor or surviving, purchasing or transferee Person, as the case may be, shall, as a condition precedent to such Merger Event, execute and deliver to the Trustee a supplemental indenture signed by the principal executive officer, principal financial officer or principal accounting officer of the Company and at least one other Officer of the Company and providing that, at the effective time of the Merger Event, the right to convert a Security will be changed into a right to convert it into the kind and amount of shares of stock, other securities or other property or assets (including Cash or any combination thereof) that a holder of a number of Ordinary Shares equal to the Conversion Rate immediately prior to such Merger Event, multiplied by the then applicable number of Ordinary Shares represented by one ADS, would have owned or been entitled to receive (the “Reference Property”) upon such transaction (assuming for such purposes that such conversion were settled entirely in Ordinary Shares, including Ordinary Shares represented by ADSs, and without giving effect to any adjustment to the Conversion Rate with respect to a Fundamental Change) immediately prior to such Merger Event, except that such Holders will be entitled to an increase in the Conversion Rate of Additional ADSs if such Holder converts its Securities “in connection with” the relevant Fundamental Change. If the Merger Event causes the Ordinary Shares, including Ordinary Shares represented by ADSs, to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), the Reference Property into which the Securities will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of Ordinary Shares, including Ordinary Shares represented by ADSs, that affirmatively make such an election. None of the foregoing provisions shall affect the right of a holder of Securities to convert its Securities in accordance with the provisions of this Article 4 prior to the effective date of such Merger Event. Such supplemental indenture shall provide for adjustments of the Conversion Rate which shall be as nearly equivalent as may be practicable to the adjustments of the Conversion Rate provided for in this Article 4. The provisions of this Section 4.09 shall similarly apply to successive Merger Events.

Section 4.10. Other Adjustments. (a) If the number of Ordinary Shares represented by each ADS is changed, the Company will make appropriate adjustment to the Conversion Rate such that the number of Ordinary Shares represented by the ADSs into which the Securities are convertible remains the same.

(b) Subject to applicable stock exchange rules and listing standards, the Company shall be entitled to increase the Conversion Rate by any amount for a period of at least 20 days if the Board of Directors determines that such increase would be in the best interests in the Company, provided the Company has given to Holders at least 15 days’ prior notice, in accordance with Section 1.03, of any such increase in the Conversion Rate. Subject to applicable stock exchange rules and listing standards, the Company shall be entitled to increase the Conversion Rate, in addition to the events requiring an increase in the Conversion Rate pursuant to Section 4.06, as it in its discretion shall determine to be advisable in order to avoid or diminish any tax to shareholders in connection with any stock dividends, subdivisions of shares, distributions of rights to purchase stock or securities or distributions of securities convertible into or exchangeable for stock hereafter made by the Company to its shareholders.

Section 4.11. Notice of Adjustment. Whenever the Conversion Rate or conversion privilege is adjusted, the Company shall promptly mail to Holders a notice of the adjustment in accordance with Section 1.03, and file with the Trustee an Officers’ Certificate briefly stating the Conversion Rate, the facts requiring the adjustment and the manner of computing it. Unless and until the Trustee shall receive an Officers’ Certificate setting forth an adjustment of the Conversion Rate, the Trustee may assume without inquiry that the Conversion Rate has not been adjusted and that the last Conversion Rate of which it has knowledge remains in effect.

Section 4.12. Trustee’s / Conversion Agent’s Disclaimer. Neither the Trustee nor the Conversion Agent shall have any duty to determine when an adjustment under this Article 4 should be made, how it should be made or what such adjustment should be, but may accept as conclusive evidence of that fact or the correctness of any such adjustment set forth in, and shall be protected in relying upon, an Officers’ Certificate, including the Officers’ Certificate with respect thereto which the Company is obligated to file with the Trustee pursuant to Section 4.11. Neither the Trustee nor the Conversion Agent make any representation as to the validity or value of any securities or assets issued upon conversion of Securities, and shall not be responsible for the Company’s failure to comply with any provisions of this Article 4. Neither Trustee nor Conversion Agent shall have any obligation to monitor the stock price.

The Trustee shall not be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture executed pursuant to Section 4.09, but may accept as conclusive evidence of the correctness thereof, and shall be fully protected in relying upon, the Officers’ Certificate and Opinion of Counsel with respect thereto which the Company is obligated to file with the Trustee pursuant to Section 4.09.

Section 4.13. Settlement Upon Conversion. If Securities are surrendered for conversion after the Close of Business on a Record Date for the payment of interest but prior to 9:00 a.m., New York City time on the corresponding Interest Payment Date, a Holder of such Securities at the Close of Business on such Record Date will receive the interest payable on such Securities on the corresponding Interest Payment Date notwithstanding the conversion of those Securities prior to that Interest Payment Date, assuming such Holder was the holder of record of such Securities at the Close of Business on such Record Date; provided, however, that each Holder agrees, by accepting a Security, that if the Holder surrenders any Securities for conversion during such period, such Holder must pay the Company at the time such Holder surrenders its Securities for conversion interest in accordance with the next sentence. Securities surrendered for conversion during the period from the Close of Business on any Record Date to 9:00 a.m., New York City time, on the immediately following Interest Payment Date must be accompanied by funds equal to the amount of interest (including Additional Amounts, if any) payable on such Interest Payment Date on the Securities so converted; provided that no such payment need be made (a) if the Company has specified a Fundamental Change Purchase Date in respect of the Securities that is after the Close of Business on a Record Date and on or prior to 9:00 a.m., New York City time on the corresponding Interest Payment Date; (b) in respect of any conversion which occurs after the Close of Business on the Record Date for the interest payment due on the Maturity Date but on or prior to the Maturity Date or (c) to the extent of any overdue interest, if any such amount exists at the time of conversion with respect to such Security.

ARTICLE 5

COVENANTS

Section 5.01. Payment of Securities. The Company shall promptly make all payments in respect of the Securities on the dates and in the manner provided in the Securities and this Indenture, including payments of Cash and ADSs due upon conversion. The principal amount and Fundamental Change Purchase Price and accrued and unpaid interest shall be considered paid on the date it is due if the Paying Agent holds by 11:00 a.m., New York City time, on such date, in accordance with this Indenture, Cash designated and sufficient for the payment of all such amounts then due. The Company shall, to the fullest extent permitted by law, pay interest on overdue principal and overdue installments of interest and Additional Amounts, if any, at the rate borne by the Securities per annum.

The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue amounts from time to time on demand at the rate then in effect; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest and Additional Amounts, if any (in each case, without regard to any applicable grace periods), from time to time on demand at the same rate to the extent lawful. Interest shall be computed on the basis of a 360-day year of twelve 30-day months.

Each installment of accrued and unpaid interest and Additional Amounts, if any, on the Securities due on any Interest Payment Date may be paid by mailing checks for the amount payable to or upon the written order of the Holders entitled thereto as they shall appear on the registry books of the Company, provided, however, that with respect to any Holder with an aggregate principal amount in excess of $5,000,000, at the application of such Holder in writing to the Registrar not later than the relevant record date accrued and unpaid interest and Additional Amounts, if any, on such Holder’s Securities shall be paid by wire transfer in immediately available funds to such Holder’s account in the United States supplied by such Holder from time to time to the Trustee and Paying Agent (if different from Trustee); provided further, that payment of accrued and unpaid interest and Additional Amounts, if any, made to the Depositary shall be paid by wire transfer in immediately available funds in accordance with such wire transfer instructions and other procedures provided by the Depositary from time to time.

Section 5.02. Reports and Certain Information. (a) The Company shall file with the Trustee, within 30 days after it is required to file them with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, copies of its annual report and the information, documents and other reports which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act; provided, however, that any such reports, information or documents filed with the Commission pursuant to its Electronic Date Gathering, Analysis and Retrieval (or EDGAR) system shall be deemed filed with the Trustee. The Company shall comply with the provisions of Trust Indenture Act Section 314(a), whether or not the Company is required to file reports with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding anything to the contrary herein, the Trustee shall have no duty to review such documents for purposes of determining compliance with any provisions of this Indenture or any applicable law.

(b) The Company shall furnish to any Holder, beneficial owner or prospective purchaser of Securities or ADSs issued upon conversion of any Securities, upon request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of such Securities or ADSs pursuant to Rule 144A; provided, however, that the Company shall not be obligated to provide such information if none of the outstanding Securities constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, assuming such Securities have not been owned by an Affiliate of the Company. The Company shall take such further action as any Holder or beneficial holder of such Securities or ADSs may reasonably request in writing to the extent required from time to time to enable such Holder or beneficial holder to sell its Securities or ADSs in accordance with Rule 144A, as such rule may be amended from time to time.

Section 5.03. Stay, Extension and Usury Laws. The Company covenants, to the extent it may lawfully do so, that it shall not at any time insist upon, plead or in any manner whatsoever claim or take the benefit or advantage of any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal amount or Fundamental Change Purchase Price in respect of Securities, or any interest (including any Additional Amounts) on the Securities as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of the Indenture, and the Company, to the extent it may lawfully do so, hereby expressly waives all benefit or advantage of any such law and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee or any Agent, but shall suffer and permit the execution of every such power as though no such law had been enacted.

Section 5.04. Extension Fee Notice. In the event that the Company elects to pay Extension Fee to the Holders pursuant to Section 7.03(b), the Company will provide written notice to the Trustee as set forth in Section 7.03(b).

Section 5.05. Corporate Existence. Subject to Article 6, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and its rights (charter and statutory) and franchises; provided, however, that the foregoing shall not obligate the Company to preserve any such right or franchise if the Company shall determine that the preservation thereof is no longer desirable in the conduct of its business.

Section 5.06. Waiver of Certain Covenants. The Company may omit in any particular instance to comply with any term, provision or condition set forth in Sections 2.04 and 5.05 if before the time for such compliance the Holders of at least a 66 2/3% majority in principal amount of the Securities then outstanding, by Act of such Holders, either shall waive such compliance in such instance or generally shall have waived compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

Section 5.07. Company Statement as to Compliance; Notice of Certain Defaults. (a) If any Securities are outstanding under this Indenture, the Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, a written statement (which need not be contained in or accompanied by an Officers’ Certificate) signed by the principal executive officer, the principal financial officer, the principal accounting officer or other officer authorized by the Board of Directors of the Company, stating that

(i) a review of the activities of the Company during such year and of its performance under this Indenture has been made under his or her supervision, and

(ii) to the best of his or her knowledge, based on such review, (a) the Company has complied with all the conditions and covenants imposed on it under this Indenture throughout such year, or, if there has been a default in the fulfillment of any such condition or covenant, specifying each such default known to him or her and the nature and status thereof, and (b) no event has occurred and is continuing which is, or after notice or lapse of time or both would become, an Event of Default, or, if such an event has occurred and is continuing, specifying each such event known to him or her and the nature and status thereof.

(b) The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any Event of Default or any event which after notice or lapse of time or both would become an Event of Default pursuant to clause (i) of Section 7.01.

(c) The Trustee shall have no duty to monitor the Company’s compliance with the covenants contained in this Indenture other than if the Trustee receives a written notice described in Section 5.07(b).

Section 5.08. Further Instruments and Acts. Upon request of the Trustee or any Agent, the Company shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

Section 5.09. Delivery of Ordinary Shares. (a) The Company will deliver to the Custodian (as defined in the Deposit Agreement) (the “ADS Custodian”), such Ordinary Shares as are required for the issuance of the ADSs by the ADS Depositary upon conversion of the Securities, plus written delivery instructions (if requested by the ADS Custodian) for such ADSs, a Conversion Notice duly completed and executed by each Holder surrendering such Securities for conversion certifying its status as an affiliate or non-affiliate, as the case may be, of the Company within the meaning of Rule 144 and any other information or documentation required by the ADS Depositary or the ADS Custodian in connection with each deposit of the Ordinary Shares and issuance and delivery of the ADSs.

(b) The Company agrees to take all actions and obtain all approvals and registrations required with respect to the conversion of the Securities into ADSs and the issuance, and deposit into the ADS facility, of the Ordinary Shares represented by such ADSs. The Company also undertakes to maintain, as long as any Securities are outstanding, the effectiveness of a registration statement on Form F-6 relating to the ADSs and an adequate number of ADSs available for issuance thereunder such that ADSs can be delivered in accordance with the terms of this Indenture, the Securities and the Deposit Agreement upon conversion of the Securities.

Section 5.10. Free Transferability Covenants. (a) The Company agrees not to purchase Securities without cancelling them, and not to permit any of its Subsidiaries to do so. Without prejudice to the preceding sentence, the Company agrees that during the period of one year after the original issuance of the Securities, it will not, and will not permit any of its Affiliates to, resell any Securities that constitute Restricted Securities that have been reacquired by any of them. With respect to any Affiliate that is not controlled by the Company and does not otherwise require the Company’s permission to sell any Securities, the Company shall use commercially reasonable efforts to prevent such a sale from occurring.

(b) The Company hereby covenants to provide the Free Transferability Certificate to the Trustee on the Resale Restriction Termination Date pursuant to Section 2.15(a).

ARTICLE 6

CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

Section 6.01. Company May Consolidate, etc., Only on Certain Terms. The Company shall not consolidate with or merge into any other Person or convey, transfer or lease all or substantially all of the Company’s properties and assets to any successor Person in a single transaction or series of transactions, unless:

(a) either:

(i) the resulting, continuing, surviving or transferee Person is the Company; or

(ii) the resulting, continuing, surviving or transferee Person is a corporation organized and validly existing under the laws of the Cayman Islands, the British Virgin Islands, Bermuda, Hong Kong, the United States of America, any State thereof or the District of Columbia and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all of the obligations of the Company under the Securities and this Indenture;

(b) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(c) if as a result of such transaction the Securities become convertible into capital stock or other securities issued by a third party, such third party fully and unconditionally guarantees all obligations of the Company or such successor under the Securities and this Indenture; and

(d) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel (upon which the Trustee may conclusively rely), each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

Section 6.02. Successor Substituted. Upon any consolidation of the Company with, or merger of the Company into, any other Person or any conveyance, transfer or lease of all or substantially all of the properties and assets of the Company in accordance with Section 6.01, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Securities.

ARTICLE 7

DEFAULT AND REMEDIES

Section 7.01. Events of Default. An “Event of Default” shall occur if:

(a) the Company defaults in the payment of any accrued and unpaid interest (including Additional Amounts, if any) when due and payable, and such default continues for a period of 30 days;

(b) the Company defaults in the payment of any principal of or any premium on any of the Securities when the same becomes due and payable (whether upon exercise of a repurchase right, at maturity, on a Fundamental Change Purchase Date or otherwise);

(c) the Company fails to deliver all of the ADSs or Reference Property, as applicable, when the same is required to be delivered upon conversion of any Securities;

(d) the Company fails to provide the Fundamental Change Company Notice when required by this Indenture;

(e) the Company defaults in the performance of, or breaches, any covenant or warranty in this Indenture or the Securities, and the Company does not cure such default or breach (and such default or breach is not waived) within 60 days after the Trustee has given, by registered or certified mail, notice to the Company, or the Holders of at least 25% in aggregate principal amount of the Securities then outstanding have given notice to the Company and the Trustee, of the default or breach. The notice given pursuant to this Section 7.01 must be in writing, specify the Default and demand that it be remedied and state that the notice is a “Notice of Default.” When any Default under this Section 7.01 is cured in accordance herewith, it shall cease to be a Default;

(f)(i) the Company fails, or any of the Company’s Subsidiaries fails, to make any payment by the end of any applicable grace period after maturity of principal and/or accrued interest with respect to any obligations (other than nonrecourse obligations) for Indebtedness of the Company or any Subsidiary of the Company, where the amount of such unpaid and due principal and/or accrued interest is in an aggregate amount in excess of $20 million, or (ii) the acceleration of principal and/or accrued interest with respect to any Indebtedness of the Company or any Subsidiary of the Company, where the amount of such accelerated principal and/or interest is in an amount in excess of $20 million (or its foreign currency equivalent at the time), because of a default with respect to such Indebtedness, if in the case of (i) and (ii) above, such failure is not cured or waived or such acceleration is not rescinded, within 30 days after notice to the Company by the Trustee or to the Company and the Trustee by Holders of at least 25% in aggregate principal amount of the Securities then outstanding, in accordance with this Indenture;

(g) the Company or any of its Subsidiaries becomes subject to any judgment or judgments for the payment of money in an aggregate amount in excess of $20 million (or its foreign currency equivalent at the time) and that shall not be waived, satisfied or discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect;

(h) the Company, or any Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law, commences a voluntary case or proceeding; consents to the entry of an order for relief against it in an involuntary case or proceeding or the commencement of any case against it; consents to the appointment of a Custodian of it or for any substantial part of its property; or makes a general assignment for the benefit of its creditors; or

(i) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that is for relief against the Company or a Significant Subsidiary in an involuntary case or proceeding; appoints a Custodian of the Company or a Significant Subsidiary for any substantial part of the property of the Company or such Significant Subsidiary; or orders the winding up or liquidation of the Company or a Significant Subsidiary; and in each case of this subclause (i) the order or decree remains unstayed and in effect for 60 consecutive days.

The term “Bankruptcy Law” means Title 11 of the United States Code (or any successor thereto) or any similar national or provincial law for the relief of debtors. The term “Custodian” means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

The Trustee shall not be charged with knowledge of any Event of Default unless written notice thereof shall have been given to a Responsible Officer at the Corporate Trust Office of the Trustee by the Company (including, without limitation, pursuant to Section 5.08), the Paying Agent, any Holder or any agent of any Holder, which notice references the Securities and this Indenture.

Section 7.02. Acceleration. If an Event of Default (other than an Event of Default with respect to the Company specified in clauses (h) or (i) of Section 7.01) occurs and is continuing, the Trustee may, by notice to the Company, or the Holders of at least 25% in aggregate principal amount of the Securities then outstanding may, by notice to the Company and the Trustee, declare all unpaid principal of, plus interest (including Additional Amounts, if any) accrued and unpaid through the date of such declaration on, all the Securities then outstanding to be due and payable upon any such declaration, and the same shall thereupon become and be immediately due and payable.

If an Event of Default with respect to the Company specified in clause (h) or (i) of Section 7.01 occurs, all unpaid principal of, plus interest (including Additional Amounts, if any) accrued and unpaid through the date of such default on, all the Securities then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Holders of a majority in aggregate principal amount of the Securities then outstanding or the Holders originally causing the acceleration by notice to the Trustee may rescind an acceleration of Securities and its consequences before a judgment or decree for the payment of money has been obtained by the Trustee if (a) the rescission would not conflict with any existing order or decree, (b) all existing Events of Default, other than the nonpayment of the principal of, plus accrued and unpaid interest (including Additional Amounts, if any) on, the Securities that has become due solely by such declaration of acceleration, have been cured or waived and (c) all payments due to the Trustee and any predecessor Trustee under Section 8.07 have been made. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

Section 7.03. Other Remedies. (a) If the Company fails to file any documents or reports that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act (the “Required Reports”) during the period from the date that is six months after the Last Original Issue Date until the date that is 12 months after the Last Original Issue Date, the Company shall pay additional interest on the Securities then outstanding at the rate of 0.25% per annum from the date such Required Report was required to have been filed until the earlier of (1) the date the Company has filed all of the Required Reports or (2) the date immediately prior to the date that is 12 months after the Last Original Issue Date (the “Additional Interest”); provided, however, that the Company will have 30 days, in the aggregate, to cure all such missed filings before any Additional Interest shall accrue. The Additional Interest will be payable on the Interest Payment Date following the late filing. Notwithstanding the foregoing, no Additional Interest shall accrue during any period (or portion thereof) for which the Company has paid an Extension Fee under Section 7.03(b) as the sole remedy for an Event of Default relating to the failure to file any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act or of covenant set forth in Section 5.02 hereof. In no event will Additional Interest be payable on ADSs or other property issued upon conversion of Securities.

(b) Notwithstanding anything to the contrary in this indenture, and to the extent elected by the Company, the sole remedy for an Event of Default relating to the Company’s failure to comply with the covenant set forth in Section 5.02 hereof, for the failure to file any documents or reports that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act or for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act (any such obligation, the “Reporting Obligations”), shall (i) for the first 120 days after the occurrence of such an Event of Default consist exclusively of the right to receive an extension fee on the Securities in an amount equal to 0.25% of the principal amount of the Securities and (ii) for the next 90 days after the expiration of such 120-day period consist exclusively of the right to receive an additional extension fee on the Securities in an amount equal to an additional 0.25% of the principal amount of Securities (such amounts under each of clause (i) and (ii), “Extension Fee”). If the Company so elects, such Extension Fee will be payable on all outstanding Securities on or before the date on which the Event of Default first occurs in the case of the first extension period and on or before the 120th day after such Event of Default first occurs in the case of the second extension period. On the 121st day after such Event of Default (if such Event of Default has not been cured or waived prior to such 121st day and if the Extension Fee relating to the second extension period is not paid on or before such date) or on the 211th day after such Event of Default (if the Extension Fee relating to the second extension period was paid and the Event of Default relating to failure to comply with Reporting Obligations is not cured or waived prior to such 211th day), the Securities will be subject to acceleration as provided above. The provisions set forth in this paragraph will not affect the rights of Holders of Securities in the event of the occurrence of any other Event of Default. In the event the Company does not elect to pay the Extension Fee in accordance with this paragraph, the Securities will be subject to acceleration as provided above. In order to elect to pay the Extension Fee as the sole remedy in respect of the first 210 days after the occurrence of an Event of Default relating to failure to comply with the Reporting Obligations, the Company must (i) notify all Holders of Securities, the Trustee and the Paying Agent in writing of such election and (ii) pay all such Extension Fee as described above, in the case of the first extension period, on or before the Close of Business on the date on which such Event of Default first occurs and, in the case of the second extension period, on or before the 120th day after such Event of Default first occurs. Upon the Company’s failure to timely give such notice or pay the Extension Fee, the Securities will be subject to acceleration as provided above.

(c) Notwithstanding any other provision of this Indenture, if an Event of Default with respect to any Securities occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities by pursuing any available remedy by proceeding at law or in equity as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

Section 7.04. Waiver of Defaults and Events of Default. Subject to Section 7.07 and 9.02, the Holders of a majority in aggregate principal amount of the Securities then outstanding by notice to the Trustee may waive an existing or future Default or Event of Default and its consequences, except a Default or Event of Default in the payment of the principal of, or any interest (including Additional Amounts, if any) on any Security when due, or the payment of any applicable Fundamental Change Purchase Price, or a failure by the Company to deliver ADSs (and Cash in lieu of any fractional ADSs) or Reference Property upon conversion in accordance with Article 4 or any Default or Event of Default in respect of any provision of this Indenture or the Securities that, under Section 9.02, cannot be modified or amended without the consent of the Holders of each outstanding Security. When a Default or Event of Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Default or impair any consequent right. This Section 7.04 shall be in lieu of Section 316(a)(1)(B) of the Trust Indenture Act and such Section 316(a)(1)(B) is hereby expressly excluded from this Indenture, as permitted by the Trust Indenture Act.

Section 7.05. Control by Majority. The Holders of a majority in aggregate principal amount of the Securities then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it under this Indenture. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, that the Trustee determines may be unduly prejudicial to the rights of another Holder or the Trustee, or that may involve the Trustee in personal liability unless the Trustee is offered security or indemnity reasonably satisfactory to it; provided that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction. This Section 7.05 shall be in lieu of Section 316(a)(1)(A) of the Trust Indenture Act and such Section 316(a)(1)(A) is hereby expressly excluded from this Indenture, as permitted by the Trust Indenture Act.

Section 7.06. Limitations on Suits. Subject to Section 7.07, a Holder of a Security may not pursue any remedy with respect to this Indenture or the Securities unless:

(a) the Holder gives to the Trustee written notice of a continuing Event of Default;

(b) the Holders of at least 25% in aggregate principal amount of the then outstanding Securities make a written request to the Trustee to pursue the remedy;

(c) such Holder or Holders offer to the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(d) the Trustee does not comply with the request within 60 days after receipt of the notice, request and the offer of security or indemnity; and

(e) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of the Securities then outstanding.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over such other Holder.

Section 7.07. Rights of Holders to Receive Payment and to Convert. Notwithstanding any other provision of this Indenture, the right of any Holder of a Security to receive payment in Cash of the principal amount, Fundamental Change Purchase Price or interest (including Additional Amounts, if any) on any Security, on or after the respective due dates expressed in the Security and this Indenture, receive ADSs (and Cash in lieu of fractional ADSs) upon conversion in accordance with Article 4 and to bring suit for the enforcement of any such payment on or after such respective dates or the right to convert, is absolute and unconditional and shall not be impaired or affected without the consent of the Holder.

Section 7.08. Collection Suit by Trustee. If an Event of Default in the payment of principal or interest (including Additional Amounts, if any) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company or another obligor on the Securities for the whole amount owing with respect to the Securities and the amounts provided for in Section 8.07.

Section 7.09. Priorities. Any money or property collected by the Trustee pursuant to this Article 7, and after an Event of Default, any money or other property distributable in respect of the Company’s obligations under this Indenture shall be paid out in the following order:

First, to the Trustee (including any predecessor Trustee) for amounts due under Section 8.07;

Second, to Holders for amounts due and unpaid on the Securities for the principal amount, interest (including Additional Amounts, if any), the Fundamental Change Purchase Price, amounts due upon conversion (including amounts resulting from a Fundamental Change), as the case may be, ratably, without preference or priority of any kind, according to such amounts due and payable on the Securities; and

Third, the balance, if any, to the Company, or as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 7.09. At least 15 days before such record date, the Trustee shall mail to each Holder and the Company a notice that states the record date, the payment date and the amount to be paid.

Section 7.10. Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 7.10 does not apply to a suit made by the Trustee, a suit by a Holder pursuant to Section 7.07, or a suit by Holders of more than 10% in aggregate principal amount of the Securities then outstanding.

Section 7.11. Delay or Omission Not Waiver. No delay or omission of the Trustee or of any Holder of any Security to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 7 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

ARTICLE 8

THE TRUSTEE

Section 8.01. Certain Duties and Responsibilities. The duties and responsibilities of the Trustee shall be as provided by the Trust Indenture Act. Except during the continuance of an Event of Default of which a Responsible Officer of the Trustee has actual knowledge, the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee. In case an Event of Default of which a Responsible Officer of the Trustee has actual knowledge with respect to the Securities has occurred (which has not been cured or waived), the Trustee shall exercise the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person s own affairs. Notwithstanding the foregoing, no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers. Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

Section 8.02. Certain Rights of Trustee. Subject to the provisions of Section 8.01:

(a) the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, coupon, other evidence of indebtedness or other paper or document (whether in its original or facsimile form) believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or a Company Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;

(c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence shall be herein specifically prescribed) may, in the absence of bad faith on its part, request and conclusively rely upon an Officers’ Certificate;

(d) the Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by or pursuant to this Indenture or to institute, conduct or defend any litigation hereunder or in relation hereto at the request or direction of any of the Holders of Securities pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, coupon, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may but shall not be obligated to make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine, during business hours and upon reasonable notice, the books, records and premises of the Company, personally or by agent or attorney at the expense of the Company and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation;

(g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, attorneys or custodians and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent, attorney or custodians appointed with due care by it hereunder. No Depositary shall be deemed an agent of the Trustee and the Trustee shall not be responsible for any act or omission by any Depositary;

(h) the Trustee shall not be liable in its individual capacity for any action taken or suffered to be taken or error of judgment made in good faith by a Responsible Officer or Responsible Officers of the Trustee, unless it shall be determined in a final and non-appealable decision in a court of competent jurisdiction that the Trustee was negligent, acted in bad faith or engaged in willful misconduct;

(i) the Authenticating Agent, Paying Agent, Securities Custodian, Conversion Agent and Registrar shall have the same protections as the Trustee set forth hereunder;

(j) the Trustee shall not be liable in its individual capacity with respect to any action taken, suffered or omitted to be taken by it in accordance with this Indenture or at the direction of an Act of the Holders hereunder, and, to the extent not so provided herein, with respect to any act requiring the Trustee to exercise its own discretion, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture or any Securities, unless it shall be determined in a final and non-appealable decision in a court of competent jurisdiction that, in connection with any such action taken, suffered or omitted or any such act, the Trustee was negligent, acted in bad faith or engaged in willful misconduct;

(k) no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers;

(l) the Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a Default or Event of Default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and this Indenture. In the absence of such notice or actual knowledge, the Trustee may conclusively assume that there is no Default or Event of Default;

(m) the Trustee shall not be charged with knowledge or required to take notice of any Default or Event of Default with respect to the Securities unless either (i) a Responsible Officer shall have actual knowledge of such Default or Event of Default or (ii) written notice of such Default or Event of Default shall have been given to a Responsible Officer of the Trustee by the Company or other obligor on such Securities or by any Holder of such Securities;

(n) the Trustee shall not be liable in its individual capacity for any action taken, suffered or omitted by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(o) the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian, director, officer, employee and other Person employed to act hereunder;

(p) the Trustee may request that the Company deliver an Officers’ Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers’ Certificate may be signed by any person authorized to sign an Officers’ Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded;

(q) the permissive rights of the Trustee to take certain actions under or perform any discretionary act enumerated in this Indenture shall not be construed as a duty unless so specified herein, and the Trustee shall not be answerable for other than its negligence or willful misconduct in the performance of such action or act;

(r) the Trustee shall not be liable in its individual capacity with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with this Indenture or at the direction of the Holders of a majority in aggregate Principal Amount of the Securities then outstanding relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising or omitting to exercise any trust or power conferred upon the Trustee, under this Indenture;

(s) In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances;

(t) The Trustee shall have no duty to inquire as to the performance of the Company with respect to the covenants contained in Article 5; and

(u) The Trustee shall not be required to give any note, bond or surety in respect of the execution of the trusts and powers under this Indenture.

Section 8.03. Notice of Defaults. Within 90 days after the occurrence of any default hereunder of which a Responsible Officer of the Trustee has actual knowledge with respect to the Securities, the Trustee shall give the Holders entitled to receive reports pursuant to Section 8.13, notice of such default hereunder actually known to a Responsible Officer of the Trustee, unless such default shall have been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of, or interest, if any, on, or Additional Amounts or purchase fund installment with respect to, any Security, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officer of the Trustee in good faith determine that the withholding of such notice is in the best interest of the Holders; and provided, further, that in the case of any default of the character specified in Section 7.01(e) with respect to the Securities, no such notice to Holders shall be given until at least 30 days after the occurrence thereof. For the purpose of this Section, the term “default” means any event which is, or after notice or lapse of time or both would become, an Event of Default.

Section 8.04. Not Responsible for Recitals or Issuance of Securities. The recitals contained herein and in the Securities, except the Trustee’s certificate of authentication, shall be taken as the statements of the Company, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity, sufficiency or priority of this Indenture or of the Securities. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of the Securities or the proceeds thereof. Except with respect to the authentication of Securities pursuant to Section 2.02, the Trustee shall not be responsible for the legality or the validity of this Indenture or any Securities issued or to be issued hereunder.

Section 8.05. May Hold Securities. The Trustee, any Authenticating Agent, the Paying Agent, the Registrar or any other Person that may be an agent of the Trustee or the Company, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 310(b) and 311 of the Trust Indenture Act, may otherwise deal with the Company with the same rights it would have if it were not the Trustee, Authenticating Agent, Paying Agent, Registrar or such other Person.

Section 8.06. Money Held in Trust. Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company.

Section 8.07. Compensation and Reimbursement. The Company agrees:

(a) to pay to the Trustee from time to time such compensation as shall be agreed upon from time to time in writing between the Company and the Trustee for all services rendered by the Trustee hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(b) to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture arising out of or in connection with the acceptance or administration of the trust or trusts hereunder (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be caused by the Trustee’s own negligence or willful misconduct as determined in a final and non-appealable decision in a court of competent jurisdiction; and

(c) to fully indemnify each of the Trustee and its agents, officers, directors and employees for, and to hold them harmless against, any loss, liability, damage, claim or expense (including reasonable legal fees and expenses), including taxes (other than taxes based on the income of the Trustee), incurred without negligence or willful misconduct on their part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the reasonable costs and expenses of defending themselves against any claim or liability (whether asserted by the Company, a Holder, or any other Person) in connection with the exercise or performance of any of their powers or duties hereunder.

As security for the performance of the payment obligations of the Company under this Section, the Trustee shall have a lien prior to the Securities upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of, interest on or any Additional Amounts with respect to any Securities. Such lien shall survive the resignation or removal of the Trustee and the satisfaction and discharge of this Indenture. When the Trustee incurs expenses or renders services after a Default or Event of Default specified in clauses (h) and (i) of Section 7.01 occurs, the expenses and the compensation for the services (including the fees and expense of its agents and counsel) are intended to constitute expense of administration under U.S. Code, Title 11 or any other similar foreign, federal or state law for the relief of debtors.

To the extent permitted by law any compensation or expense incurred by the Trustee after a default specified in or pursuant to Section 7.01 is intended to constitute an expense of administration under any then applicable bankruptcy or insolvency law. “Trustee” for purposes of this Section 8.07 shall include any predecessor Trustee but the negligence or willful misconduct of any Trustee shall not affect the rights of any other Trustee under this Section 8.07.

Notwithstanding any other provision of this Indenture to the contrary, in no event shall the Trustee be liable for special, indirect or consequential damages of any kind whatsoever (including but not limited to lost profits) even if the Trustee had been advised of the likelihood of such loss or damage and regardless of the form of action.

The provisions of this Section 8.07 shall survive the satisfaction and discharge of this Indenture or the earlier resignation or removal of the Trustee and shall apply with equal force and effect to the Trustee in its capacity as Authenticating Agent, Paying Agent or Registrar.

Section 8.08. Corporate Trustee Required; Eligibility. There shall at all times be a Trustee hereunder that is a Corporation, organized and doing business under the laws of the United States of America, any state thereof or the District of Columbia, eligible under Section 3.10(a)(1) of the Trust Indenture Act to act as trustee under an indenture qualified under the Trust Indenture Act and that has a combined capital and surplus (computed in accordance with Section 3.10(a)(2) of the Trust Indenture Act) of at least $50,000,000 subject to supervision or examination by Federal or state authority. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 8.09. Resignation and Removal; Appointment of Successor. (a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee pursuant to Section 8.10.

(b) The Trustee may resign at any time by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 8.10 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee.

(c) The Trustee may be removed at any time by Act of the Holders of a majority in principal amount of the Securities then outstanding, delivered to the Trustee and the Company. If the instrument of acceptance by a successor Trustee required by Section 8.10 shall not have been delivered to the Trustee within 30 days after the giving of such notice of removal, the Trustee being removed may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee. The Trustee may be removed by the Company, so long as no Event of Default has occurred and is continuing.

(d) If at any time:

(i) the Trustee shall fail to comply with the obligations imposed upon it under Section 3.10(b) of the Trust Indenture Act after written request therefor by the Company or any Holder who has been a bona fide Holder of a Security for at least six months, or

(ii) the Trustee shall cease to be eligible under Section 8.08 and shall fail to resign after written request therefor by the Company or any such Holder, or

(iii) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case,

(A) the Company, by or pursuant to a Company Order, may remove the Trustee, or

(B) subject to Section 7.10, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, the Company, by or pursuant to a Company Order, shall promptly appoint a successor Trustee and shall comply with the applicable requirements of Section 8.10. If, within one year after such resignation, removal or incapacity, or the occurrence of such vacancy, a successor Trustee shall be appointed by Act of the Holders of a majority in principal amount of the Securities then outstanding delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 8.10, become the successor Trustee and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee shall have been so appointed by the Company or the Holders of Securities and accepted appointment in the manner required by Section 8.10, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

(f) The Company shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee by mailing written notice of such event by first-class mail, postage prepaid, to the Holders as their names and addresses appear in the Register. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.

(g) In no event shall any retiring Trustee be liable for the acts or omissions of any successor Trustee hereunder.

Section 8.10. Acceptance of Appointment by Successor. (a) Upon the appointment hereunder of any successor Trustee, such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties hereunder of the retiring Trustee; but, on the request of the Company or such successor Trustee, such retiring Trustee, upon payment of its charges, shall execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and, subject to Section 2.04, shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder, subject nevertheless to its claim, if any, provided for in Section 8.07.

(b) Upon request of any Person appointed hereunder as a successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts.

(c) No Person shall accept its appointment hereunder as a successor Trustee unless at the time of such acceptance such successor Person shall be qualified and eligible under this Article.

Section 8.11. Merger, Conversion, Consolidation or Succession to Business. Any Corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any Corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any Corporation succeeding to all or substantially all of the corporate trust business of the Trustee by sale or otherwise, shall be the successor of the Trustee hereunder, provided such corporation shall otherwise be qualified under this Article 8 without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated but not delivered by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may, upon receipt of a Company Order, adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

Section 8.12. Appointment of Authenticating Agent. The Trustee may appoint one or more Authenticating Agents acceptable to the Company which shall be authorized to act on behalf of the Trustee, upon receipt of a Company Order, to authenticate the Securities issued upon original issue, exchange, registration of transfer, partial redemption or partial repayment or pursuant to Section 2.10, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent.

Each Authenticating Agent must be acceptable to the Company and, except as provided in or pursuant to this Indenture, shall at all times be a Corporation that would be permitted by the Trust Indenture Act to act as trustee under an indenture qualified under the Trust Indenture Act, is authorized under applicable law and by its charter to act as an Authenticating Agent and has a combined capital and surplus (computed in accordance with Section 3.10(a)(2) of the Trust Indenture Act) of at least $50,000,000. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect specified in this Section.

Any Corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any Corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any Corporation succeeding to all or substantially all of the corporate agency or corporate trust business of an Authenticating Agent, shall be the successor of such Authenticating Agent hereunder, provided such Corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall mail written notice of such appointment by first-class mail, postage prepaid, to all Holders of Securities with respect to which such Authenticating Agent shall serve, as their names and addresses appear in the Register. Any successor Authenticating Agent, upon acceptance of its appointment hereunder, shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Company agrees to pay each Authenticating Agent from time to time reasonable compensation for its services under this Section.

The provisions of Section 2.02, Section 8.01, Section 8.04 and Section 8.05 shall be applicable to each Authenticating Agent.

If an Authenticating Agent is appointed pursuant to this Section, the Securities may have endorsed thereon, in addition to or in lieu of the Trustee’s certificate of authentication, an alternate certificate of authentication in substantially the following form:

This is one of the Certificates described in the within-mentioned Indenture.

,
As Trustee

By:
As Authenticating Agent

By:
Authorized Officer

Dated:

If all of the Securities may not be originally issued at one time, and if the Trustee does not have an office capable of authenticating Securities upon original issuance located in the Place of Payment where the Company wishes to have the Securities authenticated upon original issuance, the Trustee, if so requested in writing (which writing need not be accompanied by or contained in an Officers’ Certificate), shall appoint in accordance with this Section an Authenticating Agent having an office in the Place of Payment designated by the Company with respect to such Securities.

Section 8.13. Reports by Trustee. (a) Within 60 days after September 15 of each year commencing with the year 2008, the Trustee shall transmit to Holders such reports dated as of September 15 of the year in which such report is made concerning the Trustee and its actions under the Indenture as may be required pursuant to the Trust Indenture Act, including, without limitation, Section 313(a) thereof, at the times and in the manner provided pursuant thereto. In the event that, on any such reporting date, no events have occurred under the applicable sections of the Trust Indenture Act within the 12 months preceding such reporting date, the Trustee shall be under no duty or obligation to provide such reports. The Trustee shall also comply with Trust Indenture Act Section 313(b)(2). The Trustee shall transmit by mail all reports as required by Trust Indenture Act Section 313(c).

(b) A copy of each such report shall, at the time of such transmission to Holders, be delivered to the Company and filed by the Trustee with each stock exchange upon which the Securities are listed and with the Commission in accordance with Trust Indenture Act Section 313(d). The Company shall notify the Trustee in writing when the Securities are listed on any stock exchange and of any delisting thereof.

Section 8.14. Trustee Makes No Representation. The recitals contained herein are made by the Company and not by the Trustee, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representation as to the validity or sufficiency of this Indenture or the Securities. The Trustee shall not be accountable for the Company’s use of the proceeds from the Securities; the Trustee shall not be responsible for any statement in the Securities other than its authentication; and no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Trustee as to the accuracy or completeness of the information included or incorporated by reference in this Indenture or any other information supplied in connection with the Securities. All rights, protections, privileges, indemnities and benefits granted or afforded to the Trustee under the Indenture shall be deemed incorporated herein by this reference and shall be deemed applicable to all actions taken, suffered or omitted by the Trustee under this Indenture.

ARTICLE 9

AMENDMENTS, SUPPLEMENTS AND WAIVERS

Section 9.01. Without Consent of Holders. The Company and the Trustee may amend or supplement the Indenture or the Securities without prior notice to, or consent of, any Holder:

(a) to evidence the succession of another person to the Company, in accordance with Section 6.01(a), and the assumption by any such other successor of the Company’s covenants contained in the Indenture and the Securities;

(b) to add to the covenants of the Company for the benefit of the Holders or to surrender any right or power conferred upon the Company;

(c) to add a guarantor;

(d) to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee;

(e) to cure any ambiguity or to correct or supplement any provision in the Indenture which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under the Indenture which shall not adversely affect the interests of the Holders in any material respect;

(f) to add any additional Events of Default with respect to any of the Securities;

(g) to supplement any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any of the Securities hereunder; provided, however, that any such action shall not adversely affect the interests of any Holder in any material respect, as evidenced by an opinion of counsel;

(h) to make provisions with respect to conversion or exchange rights of Holders; provided, however, that any such action shall not adversely affect the interests of any Holder in any material respect;

(i) to maintain the qualification of the Indenture under the Trust Indenture Act;

(j) to conform, as necessary, this Indenture or the Securities to terms set forth in the Offering Circular; or

(k) to permit the authentication and delivery of Additional Securities.

Section 9.02. With Consent of Holders. The Company and the Trustee may amend or supplement the Securities or the Indenture with the consent of the Holders of at least a majority in aggregate principal amount of the Securities then outstanding. Subject to Section 7.04 and Section 7.07, the Holders of at least a majority in aggregate principal amount of the Securities then outstanding may, without prior notice to the Holders of Securities, waive compliance in any instance by the Company with any provision of the Securities or the Indenture or waive any past default under the Indenture and its consequences, except a default in the payment of any amount due, or in the obligation to deliver ADSs, with respect to any Security or in respect of any provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Security affected. However, notwithstanding the foregoing but subject to Section 9.04, without the consent of the Holders of each Security then outstanding, an amendment, supplement or waiver may not:

(a) change the stated maturity of the principal of or the payment date of any installment of interest (including Additional Amounts, if any) on or with respect to the Securities;

(b) reduce the principal amount of, the Fundamental Change Purchase Price of, or the Conversion Rate (except as provided in the Indenture) or rate of interest or Additional Amounts on, any Security;

(c) reduce the amount of principal payable upon acceleration of the maturity of any Security;

(d) change the currency in which payment of principal of, the Fundamental Change Purchase Price of, or interest with respect to, the Securities is payable;

(e) impair the right to institute suit for the enforcement of any payment on, or with respect to, any Security;

(f) modify the provisions with respect to the repurchase rights of Holders as provided in Article 3 in a manner adverse to Holders;

(g) adversely affect the right of Holders to convert Securities in any material respect, other than as provided in the Indenture;

(h) cause the Securities to be subordinated to other Indebtedness;

(i) reduce the percentage in principal amount of the outstanding Securities, the consent of whose Holders is required to take specific actions including, but not limited to, the waiver of past defaults or the modification or amendment of the Indenture; or

(j) alter the manner of calculation or rate of accrual of interest or Additional Amounts or Fundamental Change Purchase Price or the Conversion Rate (except as provided in the Indenture) on any Security or extend the time for payment of any such amount.

It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

After an amendment, supplement or waiver under Section 9.01 or this Section 9.02 becomes effective, the Company shall mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

Section 9.03. Compliance with Trust Indenture Act. Every amendment to or supplement of the Indenture or the Securities shall comply with the Trust Indenture Act as in effect at the date of such amendment or supplement.

Section 9.04. Revocation and Effect of Consents. Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder’s Security, even if notation of the consent is not made on any Security. However, any such Holder or subsequent Holder may revoke the consent as to its Security or portion of a Security if the Trustee receives the notice of revocation before the date the amendment, supplement or waiver becomes effective.

After any amendment, supplement or waiver becomes effective, it shall bind every applicable Holder.

Section 9.05. Notation on or Exchange of Securities. If an amendment, supplement or waiver changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee. The Trustee may place an appropriate notation on the Security about the changed terms and return it to the Holder. Alternatively, if the Company or the Trustee so determines, the Company in exchange for the Security shall issue and the Trustee shall, upon receipt of a Company Order, authenticate a new Security that reflects the changed terms.

Section 9.06. Trustee to Sign Amendments, etc. The Trustee shall sign any amendment or supplemental indenture authorized pursuant to this Article 9 if the amendment or supplemental indenture does not adversely affect the rights, duties, liabilities or immunities of the Trustee in any material respect. If it does adversely affect the rights, duties, liabilities or immunities of the Trustee in any material respect, the Trustee may, in its sole discretion, but need not sign it. In signing or refusing to sign such amendment or supplemental indenture, the Trustee shall be provided with and, subject to Section 8.01, shall be fully protected in relying upon, an Officers’ Certificate and an Opinion of Counsel stating that such amendment or supplemental indenture is authorized or permitted by the Indenture and that all conditions precedent to the effectiveness of such amendment or supplement have been satisfied or duly waived.

ARTICLE 10

SATISFACTION AND DISCHARGE

Section 10.01. Satisfaction and Discharge of the Indenture. This Indenture shall cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities herein expressly provided for), and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

(a) either

(i) all Securities theretofore authenticated and delivered (other than Securities that have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.10) have been delivered to the Trustee for cancellation; or

(ii) all such Securities not theretofore delivered to the Trustee for cancellation have become due and payable whether at the Maturity Date, upon acceleration, with respect to any Fundamental Change Purchase Date, upon conversion or otherwise and the Company deposits with the Paying Agent or Conversion Agent, as the case may be, Cash, ADSs or other consideration, or a combination thereof, as applicable hereunder, sufficient to pay on such date all amounts due and owing on all outstanding Securities (other than Securities replaced pursuant to Section 2.10) on such date;

(b) the Company has paid or caused to be paid all other sums payable hereunder by the Company;

(c) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 8.07 and, if money shall have been deposited with the Trustee pursuant to Section 10.01(a)(ii), the obligations of the Trustee under Section 10.02 shall survive such satisfaction and discharge.

Notwithstanding anything herein to the contrary, Section 2.03, Section 2.04, Section 2.06, Section 2.08, Section 2.10, Section 2.11, Section 5.01, Section 5.03, Section 8.07 and Article 4 and Article 10 of this Indenture, shall survive any discharge of this Indenture until such time as there are no Securities outstanding.

Section 10.02. Repayment to the Company. The Trustee, the Paying Agent and the Conversion Agent shall return to the Company upon written request any Cash or securities held by them for the payment of any amount with respect to the Securities that remains unclaimed for two years, subject to applicable unclaimed property law. After return to the Company, Holders entitled to the Cash or securities must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person and the Trustee, the Paying Agent and the Conversion Agent shall have no further liability to the Holders with respect to such Cash or securities for that period commencing after the return thereof.

ARTICLE 11

MEETINGS OF HOLDERS OF SECURITIES

Section 11.01. Purposes for Which Meetings May Be Called. A meeting of Holders may be called at any time and from time to time pursuant to this Article to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other Act provided by this Indenture to be made, given or taken by Holders.

Section 11.02. Call, Notice and Place of Meetings. (a) The Trustee may at any time call a meeting of Holders for any purpose specified in Section 11.01, to be held at such time and at such place in the Borough of Manhattan, The City of New York. Notice of every meeting of Holders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided in Section 1.06, not less than 21 nor more than 180 days prior to the date fixed for the meeting.

(b) In case at any time the Company (by or pursuant to a Board Resolution) or the Holders of at least 10% in principal amount of the Securities then outstanding shall have requested the Trustee to call a meeting of the Holders for any purpose specified in Section 11.01, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have mailed notice of or made the first publication of the notice of such meeting within 21 days after receipt of such request (whichever shall be required pursuant to Section 1.06) or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Company or the Holders in the amount above specified, as the case may be, may determine the time and the place in the Borough of Manhattan, The City of New York for such meeting and may call such meeting for such purposes by giving notice thereof as provided in clause (a) of this Section.

Section 11.03. Persons Entitled to Vote at Meetings. To be entitled to vote at any meeting of Holders, a Person shall be (1) a Holder of one or more Securities then outstanding, or (2) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Securities then outstanding by such Holder or Holders. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel, any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

Section 11.04. Quorum; Action. The Persons entitled to vote a majority in principal amount of the Securities then outstanding shall constitute a quorum for a meeting of Holders; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which this Indenture expressly provides may be given by the Holders of at least 66 2/3% in principal amount of the Securities then outstanding, the Persons entitled to vote 66 2/3% in principal amount of the Securities then outstanding shall constitute a quorum. The Persons entitled to vote a majority in principal amount of the Securities then outstanding entitled to vote on a particular matter as a single class shall constitute a quorum for a meeting of Holders with respect to such matter. In the absence of a quorum within 30 minutes after the time appointed for any such meeting, the meeting shall, if convened at the request of Holders, be dissolved. In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such adjourned meeting. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 11.02(a), except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of an adjourned meeting shall state expressly the percentage, as provided above, of the principal amount of the Securities then outstanding which shall constitute a quorum.

Any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted only by the affirmative vote of the Holders of a majority in principal amount of the Securities then outstanding; provided, however, that any resolution with respect to any consent or waiver which this Indenture expressly provides may be given by the Holders of at least 66 2/3% in principal amount of the Securities then outstanding may be adopted at a meeting or an adjourned meeting duly convened and at which a quorum is present as aforesaid only by the affirmative vote of the Holders of 66 2/3% in principal amount of the Securities then outstanding; and provided, further, that any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other Act which this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Securities then outstanding may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of such specified percentage in principal amount of the Securities then outstanding.

Any resolution passed or decision taken at any meeting of Holders duly held in accordance with this Section shall be binding on all the Holders, whether or not such Holders were present or represented at the meeting.

Section 11.05. Determination of Voting Rights; Conduct and Adjournment of Meetings. (a) Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders in regard to proof of the holding of Securities and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate. Except as otherwise permitted or required by any such regulations, the holding of Securities shall be proved in the manner specified in Section 1.05 and the appointment of any proxy shall be proved in the manner specified in Section 1.05. Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in Section 1.05 or other proof.

(b) The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Holders as provided in Section 11.02(b), in which case the Company or the Holders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Persons entitled to vote a majority in principal amount of the Securities then outstanding represented at the meeting.

(c) At any meeting, each Holder or proxy shall be entitled to one vote for each $1,000 principal amount of Securities held or represented by him; provided, however, that no vote shall be cast or counted at any meeting in respect of any Security challenged as not outstanding and ruled by the chairman of the meeting to be not outstanding. The chairman of the meeting shall have no right to vote, except as a Holder or proxy.

(d) Any meeting of Holders duly called pursuant to Section 11.02 at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in principal amount of the Securities then outstanding represented at the meeting; and the meeting may be held as so adjourned without further notice.

Section 11.06. Counting Votes and Recording Action of Meetings. The vote upon any resolution submitted to any meeting of Holders shall be by written ballots on which shall be subscribed the signatures of the Holders or of their representatives by proxy and the principal amounts and serial numbers of the outstanding Securities held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the permanent secretary of the meeting their verified written reports in triplicate of all votes cast at the meeting. A record, at least in triplicate, of the proceedings of each meeting of Holders shall be prepared by the permanent secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in Section 11.02 and, if applicable, Section 11.04. Each copy shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one such copy shall be delivered to the Company, and another to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands as of the date and year first above written.

CHINA SUNERGY CO., LTD.

By:	/s/
Name:	Kenneth Luk
Title:	Chief Financial Officer

WILMINGTON TRUST COMPANY

By:	/s/
Name:
Title:

(Signature page to Indenture)

EXHIBIT A

[FORM OF FACE OF SECURITY]

[INSERT PRIVATE PLACEMENT LEGEND AND GLOBAL SECURITY LEGEND, AS REQUIRED]

[FORM OF REVERSE SIDE OF SECURITY]

CHINA SUNERGY CO., LTD.

4.75% Convertible Senior Notes due June 15, 2013

No. 1	CUSIP: 16942X AA2*	U.S. $54,500,000
ISIN: US16942XAA28

China Sunergy Co., Ltd., an exempted company incorporated in the Cayman Islands (the “Company,” which term shall include any successor Person under the Indenture referred to on the reverse hereof), promises to pay to Cede & Co., or registered assigns, the principal amount of Fifty-Four Million and Five Hundred Thousand Dollars ($54,500,000) on June 15, 2013, and to pay interest thereon, in arrears, from and including the most recent interest payment date to which interest has been paid or duly provided for (or if no interest has been paid, from, and including July 1, 2008), to, but excluding, June 15 and December 15 of each year (each, an “Interest Payment Date”), beginning on December 15, 2008, at a rate of 4.75% per annum until the principal hereof is paid or made available for payment at June 15, 2013, or upon acceleration, or until such date on which this security is converted or purchased as provided herein. The interest so payable and punctually paid or duly provided for on any Interest Payment Date shall, as provided in the Indenture, be paid to the Person in whose name this Security is registered at the Close of Business on the interest payment record date for such interest, which shall be the June 1 or December 1 (whether or not a Business Day), as the case may be, immediately preceding the relevant Interest Payment Date (each, an “Interest Payment Record Date”); provided, however, that interest shall be paid to a Person other than the Person in whose name this Security is registered at the Close of Business on the Interest Payment Record Date as provided herein.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

[Signature page follows]

*	At such time as the Company notifies the Trustee to remove the Private Placement Legend (other than the last two paragraphs thereof) pursuant to Section 2.15 of the Indenture, the CUSIP number for this Security shall be deemed to be CUSIP No. 16942X AB0.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

CHINA SUNERGY CO., LTD.

By:
Name:
Title:

Trustee’s Certificate of Authentication: This is one of the Securities referred to in the within-mentioned Indenture.

Dated:	WILMINGTON TRUST COMPANY, not
in its individual capacity, but solely as Trustee

By:
Name:
Title:

CHINA SUNERGY CO., LTD.

4.75% CONVERTIBLE SENIOR NOTES DUE JUNE 15, 2013

This Security is one of a duly authorized issue of 4.75% Convertible Senior Notes due June 15, 2013 (the “Securities”) of the Company issued under a indenture, dated as of July 1, 2008 (the “Indenture”), between the Company and Wilmington Trust Company, as trustee (the “Trustee”). The terms of the Security include those stated in the Indenture, those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”), and those set forth in this Security. This Security is subject to all such terms, and Holders are referred to the Indenture and the TIA for a statement of all such terms. To the extent permitted by applicable law, if any provision of this Security conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. Capitalized terms used but not defined herein have the meanings assigned to them in the Indenture unless otherwise indicated.

1. Interest.

China Sunergy Co., Ltd., an exempted company incorporated in the Cayman Islands (the “Company”), promises to pay interest (including any Additional Amounts) on the principal amount of this Security at the rate per annum shown above. The Company will pay interest (including any Additional Amounts), payable semi-annually in arrears, on June 15 and December 15 of each year, with the first payment to be made on December 15, 2008, subject to limited exceptions if the Securities are converted prior to the relevant interest payment date. Interest on the Securities will accrue on the principal amount from, and including, the most recent date to which interest has been paid or provided for or, if no interest has been paid, from, and including, July 1, 2008, in each case to, but excluding, the next Interest Payment Date or Maturity Date, as the case may be. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

2. Method of Payment.

Payment of the principal of, and interest (including any Additional Amounts) on, the Securities shall be made at the office of the Paying Agent in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. The Holder must surrender this Security to a Paying Agent to collect payment of principal. Payment of interest on Securities shall be made by check mailed to the address of the Person entitled thereto as such address appears in the Register; provided, however, that Holders with Securities in an aggregate principal amount in excess of $5.0 million shall be paid, at their written election, by wire transfer of immediately available funds. Notwithstanding the foregoing, so long as the Securities are registered in the name of a Depositary or its nominee, all payments with respect to the Securities shall be made by wire transfer of immediately available funds to the account of the Depositary or its nominee.

3. Paying Agent, Registrar, Conversion Agent.

Initially, the Trustee shall act as Paying Agent, Registrar and Conversion Agent. The Company or any Affiliate of the Company may act as Paying Agent, Registrar or Conversion Agent, subject to the terms of the Indenture.

4. Indenture.

The Securities are general unsecured senior obligations of the Company initially limited to $54,500,000 aggregate principal amount. The Company may, without consent of the Holders, issue Additional Securities under the Indenture with the same terms as the Securities in an unlimited aggregate principal amount. The Indenture does not limit other debt of the Company, secured or unsecured.

5. Purchase by the Company Upon a Fundamental Change.

Subject to the terms and conditions set forth in Article 3 of the Indenture, each Holder shall have the option to require the Company to repurchase its Securities upon the occurrence of a Fundamental Change.

6. Conversion.

Subject to the terms and conditions set forth in Article 4 of the Indenture, a Holder of a Security may convert the principal amount of such Security into ADSs at ay time prior to the Close of Business on the third Business Day immediately preceding the Maturity Date, at the Conversion Rate in effect on the Conversion Date; provided, however, that, if such Security is submitted or presented for repurchase pursuant to Article 3 of the Indenture, such conversion right shall terminate at the Close of Business on the Fundamental Change Repurchase Date for such Security (unless the Company shall default in making the Fundamental Change Repurchase Price payment when due, in which case the conversion right shall terminate at the Close of Business on the date such default is cured and such Security is repurchased).

7. Denominations; Transfer; Exchange.

The Securities are in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. A Holder may register the transfer of or exchange Securities in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay certain taxes, assessments or other governmental charges that may be imposed in relation thereto by law or permitted by the Indenture.

8. Persons Deemed Owners.

The registered Holder of a Security may be treated as the owner of such Security for all purposes.

9. Unclaimed Money or Securities.

The Trustee and the Paying Agent shall return to the Company upon written request any Cash or securities held by them for the payment of any amount with respect to the Securities that remains unclaimed for two years, subject to applicable unclaimed property law. After return to the Company, Holders entitled to the Cash or securities must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person and the Trustee, the Paying Agent and the Conversion Agent shall have no further liability to the Holders with respect to such Cash or securities for that period commencing after the return thereof.

10. Amendment, Supplement and Waiver.

Subject to certain exceptions, the Securities or the Indenture may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Securities then outstanding, and, subject to certain exceptions, an existing or future Default or Event of Default with respect to the Securities and its consequences or compliance with any provision of the Securities or the Indenture may be waived with the consent of the Holders of at least a majority in aggregate principal amount of the Securities then outstanding. Subject to the terms of the Indenture, without the consent of or notice to any Holder, the Company and the Trustee may amend or supplement the Indenture or the Securities to, among other things, cure any ambiguity, defect or inconsistency or make any change that does not adversely affect in any material respect the interests under the Indenture of any Holder.

11. Defaults and Remedies.

Subject to certain exceptions set forth in the Indenture, if an Event of Default (excluding an Event of Default specified in Sections 7.01(h) or 7.01(i) of the Indenture with respect to the Company) occurs and is continuing, the Trustee by notice to the Company or the Holders of at least twenty five percent (25%) in principal amount of the Securities then outstanding by notice to the Company and the Trustee may declare the Securities to be due and payable. Upon such declaration, the principal of, and accrued and unpaid interest (including any Additional Amounts) on, all Securities shall be due and payable immediately. If an Event of Default specified in Sections 7.01(h) or 7.01(i) of the Indenture with respect to the Company occurs, the principal of, and accrued and unpaid interest on, all the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

12. Trustee Dealings with the Company.

Subject to certain limitations imposed by the TIA, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Securities and may otherwise deal with and collect obligations owed to it by the Company or its Affiliates and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not the Trustee.

13. No Recourse Against Others.

No recourse under or upon any obligation, covenant or agreement of the Company contained in the Indenture, or in this Security, or because of any indebtedness evidenced thereby or hereby, shall be had against any incorporator, as such, or against any past, present or future employee, stockholder, officer or director, as such, of the Company or of any successor, either directly or through the Company or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or penalty by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of the Securities by the Holders and as part of the consideration for the issuance of the Securities.

14. Authentication.

This Security shall not be valid until the Trustee or an authenticating agent manually signs the certificate of authentication on the other side of this Security.

15. Abbreviations.

Customary abbreviations may be used in the name of the Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian) and UGMA (= Uniform Gifts to Minors Act).

16. Indenture to Control; Governing Law.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, IF ANY PROVISION OF THIS SECURITY CONFLICTS WITH THE EXPRESS PROVISIONS OF THE INDENTURE, THE PROVISIONS OF THE INDENTURE SHALL GOVERN AND BE CONTROLLING. THIS SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

17 Copies of Indenture.

The Company shall furnish to any Holder, upon written request and without charge, a copy of the Indenture. Requests may be made to: China Sunergy Co., Ltd., No. 123, Fochengxilu, Nanjing Jiangning Economic & Technical Development Zone, People’s Republic of China, Facsimile No.: (86) 519-8548-2008, Attention: Chief Financial Officer.

ASSIGNMENT FORM

To assign this Security, fill in the form below:

I or we assign and transfer this Security to:

    (Insert assignee’s social security or tax I.D. number)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint

agent to transfer this Security on the books of the Company. The agent may substitute another to act for him or her.

Date:	Your Signature:

(Sign exactly as your name appears on the other side of this Security)
* Signature guaranteed by:
By:

*	The signature must be guaranteed by an institution which is a member of one of the following recognized signature guaranty programs: (i) the Securities Transfer Agent Medallion Program (STAMP); (ii) the New York Stock Exchange Medallion Program (MSP); (iii) the Stock Exchange Medallion Program (SEMP); or (iv) such other guaranty program acceptable to the Trustee.

In connection with any transfer of this Security occurring prior to the Resale Restriction Termination Date, the undersigned confirms that it is making, and it has not utilized any general solicitation or general advertising in connection with, the transfer:

[Check One]

(1)	to the Company or any Subsidiary thereof, or

(2)	pursuant to, and in compliance with, the exemption from registration provided by Rule 144A under the Securities Act of 1933, as amended, or

(3)	pursuant to, and in compliance with, the exemption from registration provided by Rule 144 under the Securities Act of 1933, as amended, or

(4)	pursuant to, and in compliance with, an exemption from registration under the Securities Act of 1933, as amended, other than Rule 144A or Rule 144,

and, unless the box below is checked, the undersigned confirms that this Security is not being transferred to an “affiliate” of the Company (an “Affiliate”) as defined in Rule 144 under the Securities Act of 1933, as amended:

             The transferee is an Affiliate of the Company.

Unless one of the items (1) through (4) is checked, the Registrar will refuse to register any of the Securities evidenced by this certificate in the name of any person other than the registered Holder thereof; provided, however, that if item (3) or (4) is checked, the Company or the Registrar may require, prior to registering any such transfer of the Securities, in their sole discretion, such written legal opinions, certifications and other information as the Registrar or the Company have reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933, as amended. If item (2) is checked, the purchaser must complete the certification below.

If none of the foregoing items are checked, the Registrar shall not be obligated to register this Security in the name of any person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in the Indenture shall have been satisfied.

Date:	Your Signature:

(Sign exactly as your name appears on the other side of this Security)

*	Signature guaranteed by:

By:

*	The signature must be guaranteed by an institution which is a member of one of the following recognized signature guaranty programs: (i) the Securities Transfer Agent Medallion Program (STAMP); (ii) the New York Stock Exchange Medallion Program (MSP); (iii) the Stock Exchange Medallion Program (SEMP); or (iv) such other guaranty program acceptable to the Trustee.

TO BE COMPLETED BY PURCHASER IF (2) ABOVE IS CHECKED

The undersigned represents and warrants that it is purchasing this Security for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act of 1933, as amended, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A and acknowledges that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated:
NOTICE: To be executed by an executive officer

CONVERSION NOTICE

To convert this Security into American depositary shares of the Company, check the box:

To convert only part of this Security, state the principal amount to be converted (must be $1,000 or a integral multiple of $1,000): $

If you want the stock certificate made out in another person’s name, fill in the form below:

(Insert assignee’s social security or tax I.D. number)

(Print or type assignee’s name, address and zip code)

The undersigned hereby certifies that it (or if it is acting for the account of one or more persons, that each such person):

is not, and has not been, during the three months immediately preceding the date hereof, an affiliate of the Company (within the meaning of Rule 144 under the Securities Act of 1933, as amended):

is, or was at a time during the three months immediately preceding the date hereof, an affiliate of the Company (within the meaning of Rule 144 under the Securities Act of 1933, as amended):

has paid all taxes and duties due as a result of such certificate representing ADSs are to be issued upon conversion in another person’s name, if applicable:

Date:	Your Signature:

(Sign exactly as your name appears on the other side of this Security)
*	Signature guaranteed by:

By:

*	The signature must be guaranteed by an institution which is a member of one of the following recognized signature guaranty programs: (i) the Securities Transfer Agent Medallion Program (STAMP); (ii) the New York Stock Exchange Medallion Program (MSP); (iii) the Stock Exchange Medallion Program (SEMP); or (iv) such other guaranty program acceptable to the Trustee.

REPURCHASE EXERCISE NOTICE

UPON A FUNDAMENTAL CHANGE

To: China Sunergy Co., Ltd.

The undersigned registered owner of this Security hereby irrevocably acknowledges receipt of a notice from China Sunergy Co., Ltd. (the “Company”) as to the occurrence of a Fundamental Change with respect to the Company and requests and instructs the Company to repurchase the entire principal amount of this Security, or the portion thereof (which is $1,000 or an integral multiple thereof) below designated, in accordance with the terms of the Indenture referred to in this Security at the Fundamental Change Repurchase Price, together with accrued interest to, but excluding, the Repurchase Date, to the registered Holder hereof.

Dated:

Signature(s)
Signature(s) must be guaranteed by a qualified guarantor institution with membership in an approved signature guarantee program pursuant to Rule 17Ad-15 under the Securities Exchange Act of 1934.

Signature Guaranty

Principal amount to be repurchased

(in an integral multiple of $1,000, if less than all):

NOTICE: The signature to the foregoing Election must correspond to the name as written upon the face of the Security in every particular, without alteration or any change whatsoever.

SCHEDULE OF EXCHANGES OF SECURITIES

The following exchanges, repurchases or conversions of a part of this Global Security have been made:

Date of Exchange, Repurchase or Conversion	Amount of Decrease in Principal Amount of this Global Security	Amount of Increase in Principal Amount of this Global Security	Principal Amount of this Global Security Following Such Decrease or Increase	Signature of Authorized Signatory of Securities Custodian

EXHIBIT B-1

FORM OF PRIVATE PLACEMENT LEGEND

THIS NOTE AND THE AMERICAN DEPOSITARY SHARES (“ADS”), IF ANY, ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(1) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND

(2) AGREES FOR THE BENEFIT OF THE COMPANY THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS NOTE OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE RESALE RESTRICTION TERMINATION DATE (AS DEFINED IN THE NEXT PARAGRAPH), EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR

(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

THE RESALE RESTRICTION TERMINATION DATE WILL BE THE DATE (1) THAT IS AT LEAST ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF AND (2) ON WHICH THE COMPANY INSTRUCTS THE TRUSTEE THAT THIS LEGEND (OTHER THAN THE LAST TWO PARAGRAPHS HEREOF) SHALL NO LONGER APPLY, IN ACCORDANCE WITH THE PROCEDURES DESCRIBED IN THE INDENTURE RELATING TO THIS NOTE.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(C) ABOVE, A DULY COMPLETED AND SIGNED CERTIFICATE (THE FORM OF WHICH MAY BE OBTAINED FROM THE TRUSTEE) MUST BE DELIVERED TO THE TRUSTEE. PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(D) ABOVE, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

B-1-1

THE ADSS ISSUABLE UPON CONVERSION OF THIS NOTE ARE SUBJECT TO THE DEPOSIT AGREEMENT (AS SUPPLEMENTED) DATED MAY 22, 2007 BETWEEN THE COMPANY AND JPMORGAN CHASE BANK, N.A., AS DEPOSITARY. IN CERTAIN CIRCUMSTANCES, THE ADSS ISSUABLE UPON CONVERSION OF THE NOTE WILL BE ISSUED AND DELIVERED IN THE FORM OF RESTRICTED ADSS AND WILL BE SUBJECT TO TRANSFER RESTRICTIONS AS AGREED TO BETWEEN THE DEPOSITARY AND THE COMPANY.

IN ANY CASE, THE HOLDER HEREOF WILL NOT, DIRECTLY OR INDIRECTLY ENGAGE IN ANY HEDGING TRANSACTIONS WITH REGARD TO THE NOTES, THE ADSS ISSUABLE UPON CONVERSION OF THE NOTE OR THE ORDINARY SHARES REPRESENTED BY THE ADSS EXCEPT AS PERMITTED UNDER THE SECURITIES ACT.*

*	This legend (other than the last two paragraphs hereof) shall be deemed removed from the face of this Security without further action of the Company, the Trustee or the holders of this Security at such time as the Company instructs the Trustee to remove such legend pursuant to Section 2.15 of the Indenture.

B-1-2

EXHIBIT B-2

FORM OF LEGEND FOR GLOBAL SECURITY

Any Global Security authenticated and delivered hereunder shall bear a legend (which would be in addition to any other legends required in the case of a Restricted Security) in substantially the following form:

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE OF A DEPOSITARY OR A SUCCESSOR DEPOSITARY. THIS SECURITY IS NOT EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY) MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN SECTION 2.16 OF THE INDENTURE.

B-2-1

EXHIBIT C

Form of Free Transferability Certificate

Dear Sir/Madam:

In accordance with Section 2.15 of the indenture (the “Indenture”) dated as of July 1, 2008 between China Sunergy Co., Ltd. (the “Company”) and Wilmington Trust Company, as Trustee (the “Trustee”), pursuant to which the Company’s 4.75% Convertible Senior Notes due 2013 (the “Securities”) were issued, we hereby instruct you that:

(i) the restrictive legends described in Section 2.14(a) of the Indenture and set forth on the Securities shall be deemed removed from the Global Securities, in accordance with the terms and conditions of the Securities and as provided in the Indenture, without further action on the part of holders; and

(ii) the Restricted CUSIP number for the Securities shall be deemed removed from the Global Securities and replaced with the Unrestricted CUSIP number set forth therein, in accordance with the terms and conditions of the Securities and as provided in the Indenture, without further action on the part of holders.

Capitalized terms used but not defined herein shall have the meanings set forth in the Indenture.

Very truly yours,

China Sunergy Co., Ltd.

By:
Name:
Title:

C-1

EXHIBIT D

The following table sets forth the ADS Price, Adjustment Date and number of Additional ADSs to be received per $1,000 principal amount of the Company’s 2013 notes, upon a conversion in connection with a Fundamental Change that occurs in the corresponding period to be determined by reference to the ADS Price and Adjustment Date of the Fundamental Change:

	Adjustment Date
Stock Price	July 1, 2008	June 15, 2009	June 15, 2010	June 15, 2011	June 15, 2012	June 15, 2013
$10.25	16.2602	16.2602	16.2602	16.2602	16.2602	16.2602
$11.00	14.5727	13.4478	12.2186	11.0325	9.6877	9.2761
$13.00	11.4163	10.1410	8.6402	6.8218	4.2979	0.0000
$15.00	9.3620	8.1349	6.6407	4.7651	2.2067	0.0000
$17.00	7.9308	6.8048	5.4191	3.6776	1.4164	0.0000
$19.00	6.8720	5.8567	4.6033	3.0390	1.0923	0.0000
$21.00	6.0524	5.1414	4.0157	2.6205	0.9289	0.0000
$23.00	5.3959	4.5782	3.5667	2.3187	0.8243	0.0000
$25.00	4.8560	4.1199	3.2080	2.0848	0.7450	0.0000
$30.00	3.8429	3.2680	2.5504	1.6631	0.5992	0.0000
$35.00	3.1312	2.6727	2.0937	1.3709	0.4959	0.0000
$40.00	2.6018	2.2299	1.7543	1.1531	0.4185	0.0000
$45.00	2.1922	1.8870	1.4910	0.9840	0.3583	0.0000
$50.00	1.8662	1.6133	1.2807	0.8487	0.3101	0.0000
$55.00	1.6009	1.3900	1.1087	0.7381	0.2707	0.0000
$60.00	1.3814	1.2045	0.9655	0.6459	0.2378	0.0000
$65.00	1.1973	1.0483	0.8445	0.5679	0.2100	0.0000
$70.00	1.0411	0.9152	0.7410	0.5010	0.1862	0.0000
$75.00	0.9073	0.8007	0.6515	0.4431	0.1655	0.0000
$80.00	0.7920	0.7015	0.5736	0.3924	0.1475	0.0000
$85.00	0.6919	0.6150	0.5052	0.3477	0.1315	0.0000
$90.00	0.6046	0.5391	0.4449	0.3080	0.1174	0.0000

D-1

Exhibit 99.1

Execution Version

ADS LENDING AGREEMENT

Dated as of June 25, 2008

Among

CHINA SUNERGY CO., LTD. (“Lender”),

CREDIT SUISSE SECURITIES (EUROPE) LIMITED (“Borrower”),

and

CREDIT SUISSE, LONDON BRANCH.

This Agreement sets forth the terms and conditions under which Borrower may borrow from Lender American Depositary Shares (as defined below) representing Ordinary Shares of Lender.

The parties hereto agree as follows:

Section 1. Certain Definitions. The following capitalized terms shall have the following meanings in this Agreement:

“American Depositary Shares” or “ADSs” means American Depositary Shares, each evidenced by an American Depositary Receipt (“ADR”), with each ADS representing an ownership interest in six ordinary shares, par value $0.0001 per share, of Lender held by JPMorgan Chase Bank, N.A., as depositary (including any successor depositary, the “Depositary”), under the Deposit Agreement between Lender and the Depositary dated May 22, 2007 (as from time to time amended, the “Deposit Agreement”), by and among Lender, the Depositary and owners and beneficial owners of ADSs issued thereunder from time to time.

“Business Day” means a day on which regular trading occurs in the principal trading market for Lender’s ADSs and federal banks are not required or authorized to be closed in the City of New York.

“Cash” means any coin or currency of the United States as at the time shall be legal tender for payment of public and private debts.

“Clearing Organization” means The Depository Trust Company, or, if agreed to by Borrower and Lender, such other securities intermediary at which Borrower and Lender maintain accounts.

“Closing Price” on any day means, with respect to the ADSs (i) if the ADSs are listed or admitted to trading on a U.S. securities exchange or are included in the OTC Bulletin Board (operated by the Financial Industry Regulatory Authority, Inc.), the last reported sale price, regular way, in the principal trading session on such day on such market on which the ADSs are then listed or are admitted to trading (or, if the day of determination is not a Business Day, the last preceding Business Day) and (ii) if the ADSs are not so listed or admitted to trading or if the last reported sale price is not obtainable (even if the ADSs are listed or admitted to trading on such market), the average of the bid prices for the ADSs obtained from as many dealers in the ADSs (which may include Borrower or its affiliates), but not exceeding three, as shall furnish bid prices to Lender.

“Collateral” means the Collateral Account, and any Cash or Non-Cash Items deposited in the Collateral Account.

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“Collateral Account” means an account or accounts maintained on the books of Collateral Agent as designated from time to time. The Collateral Account shall initially be the account maintained on the books of Credit Suisse, London Branch to be identified to Lender by Borrower no later than the closing date for the offering of the Convertible Notes.

“Collateral Agent” means Credit Suisse, London Branch, in its capacity as collateral agent for Lender hereunder, any successor thereto under Section 20 and any additional collateral agent that may be named pursuant to Section 20.

“Collateral Percentage” means 100%.

“Conversion Rate” means an initial conversion rate of 81.3008 ADSs per $1,000 principal amount of Convertible Notes, as adjusted from time to time pursuant to the terms of the indenture for the Convertible Notes.

“Convertible Note Purchase Agreement” means the purchase agreement, dated as of the date hereof, between Lender and the initial purchaser named therein relating to the placement of the Convertible Notes.

“Convertible Notes” means the $50,000,000 aggregate principal amount of 4.75% Convertible Senior Notes due 2013 issued by Lender, or up to $54,500,000 aggregate principal amount to the extent the option to purchase additional Convertible Notes is exercised in full as set forth in the Convertible Note Purchase Agreement.

“Cutoff Time” means 10:00 a.m. in the jurisdiction of the Clearing Organization, or such other time on a Business Day by which a transfer of Loaned ADSs must be made by Borrower or Lender to the other, as shall be determined in accordance with market practice.

“Default” has the meaning set forth in Section 10.

“Deposited Securities” has the meaning set forth in the Deposit Agreement.

“Exchange” means the Nasdaq Global Market (or any successor thereto) or, if different, the principal trading market for the Loaned ADSs.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Lender’s Designated Account” means the securities account of Lender to be provided by Lender no later than the closing date for the offering of the Convertible Notes.

“Loan” has the meaning set forth in Section 2(b).

“Loan Availability Period” means the period beginning on the date of the issuance of the Convertible Notes and ending on the earliest of (i) the maturity date of the Convertible Notes, (ii) the date as of which Lender has notified Borrower in writing of its intention to terminate this Agreement at any time after the latest of (x) the date on which the entire principal amount of the Convertible Notes ceases to be outstanding and (y) the date on which the entire principal amount of any additional convertible securities of Lender that Lender has in writing consented to permit Borrower to hedge under this Agreement ceases to be

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outstanding, in each case, whether as a result of conversion, redemption, repurchase, cancellation or otherwise and (iii) the date on which this Agreement shall terminate in accordance with the terms of this Agreement.

“Loaned ADSs” means the ADSs transferred to Borrower from time to time in any outstanding Loan hereunder. If, as the result of any stock dividend, stock split, reverse stock split or any reclassification of the Deposited Securities, or any split-up or combination of the Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or similar transaction affecting Lender or to which it is a party, the number of outstanding ADSs is increased or decreased, then the number of Loaned ADSs under outstanding Loans shall, effective as of the payment, delivery or effective date of such event, be proportionately increased or decreased, as the case may be. If any new or different security (or two or more securities) shall be exchanged for the outstanding ADSs as the result of any reorganization, merger, consolidation, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy) or as a result of the termination of the ADR facility under the Deposit Agreement, such new or different security (or such two or more securities collectively) shall, effective upon such exchange, be deemed to become a Loaned ADS in substitution for the former Loaned ADS for which such exchange is made and in the same proportion for which such exchange was made. For purposes of return of Loaned ADSs by Borrower or purchase or sale of securities pursuant to Section 5 or Section 11, such term shall mean securities of the same issuer, class and quantity as the Loaned ADSs as adjusted pursuant to the two preceding sentences.

“London Business Day” means a day on which banks are not required or authorized to be closed in the City of London, England.

“Market Value” on any day means (i) with respect to ADSs, the most recent Closing Price of the ADSs prior to such day and (ii) with respect to any Collateral that is (a) Cash, the face amount thereof, (b) a letter of credit, the undrawn amount thereof and (c) any other security or property, the market value thereof, as reasonably determined by Collateral Agent, in accordance with market practice for such securities or property, based on the price for such security or property as of the most recent close of trading obtained from a generally recognized source or the closing bid quotation at the most recent close of trading obtained from such source, plus accrued interest to the extent not included therein, unless market practice with respect to the valuation of such securities or property in connection is to the contrary.

“Maximum Number of Shares” means the lesser of (i) (A) the Underlying Number of ADSs (as adjusted from time to time as set forth herein, the “Share Number”), subject to the following adjustments (including, without duplication but for the avoidance of doubt, certain adjustments also set forth in the definition of “Loaned ADSs”):

(a) If, as a result of any stock dividend, stock split, reverse stock split or any reclassification of the Deposited Securities, or any split-up or combination of the Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or similar transaction affecting Lender or to which it is a party, the number of outstanding ADSs is increased or decreased, the Share Number shall, effective as of the payment, delivery or effective date of any such event, be proportionally increased or decreased, as the case may be;

(b) If, pursuant to a merger, consolidation, other business combination, reorganization, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy), the ADSs are exchanged for or converted into cash, securities or other property, the Share Number shall, effective upon such exchange, be adjusted by multiplying the Share Number at such time by the number of securities, the amount of cash or the fair market value of any other property exchanged for one ADS in such event; minus

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(B) the number of ADSs returned to Lender pursuant to Section 5 at any time plus the number of Replacement Shares purchased pursuant to Section 11(b) at any time (in each case, taking into account any adjustments of the nature described in clauses (a) and (b) above); and

(ii) the product of (a) the aggregate principal amount of Convertible Notes outstanding at such time, divided by $1,000 and (b) the Conversion Rate at such time.

“Non-Cash Items” means (i) any evidence of indebtedness issued, or directly and fully guaranteed or insured, by the United States of America or any agency or instrumentality thereof; (ii) any deposits, certificates of deposit or acceptances of any institution which is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million at the time of deposit (and which may include Collateral Agent or any affiliate of Collateral Agent so long as Collateral Agent is other than Borrower or an affiliate of Borrower); (iii) any investments of any person that are fully and unconditionally guaranteed by a bank referred to in clause (ii); (iv) any repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the United States of America or issued by any agency thereof and backed as to timely payment by the full faith and credit of the United States of America; (v) commercial paper of any corporation incorporated under the laws of the United States or any State thereof that is rated “investment grade” A-1 by Standard & Poor’s Rating Group, a division of McGraw Hill Inc., or any successor thereto, or P-1 by Moody’s Investors Services, Inc., or any successor thereto; (vi) any money market funds (including, but not limited to, money market funds managed by Collateral Agent or an affiliate of Collateral Agent) registered under the Investment Company Act of 1940, as amended; (vii) any letter of credit issued by a bank referred to in clause (ii); and (viii) all proceeds of the foregoing; provided that in no event shall Non-Cash Items include “margin stock” as defined by Regulation U of the Board of Governors of the Federal Reserve System.

“Ordinary Shares” means “Shares” as such term is defined in the Deposit Agreement.

“Outstanding Shares” means, as of any date, the outstanding Ordinary Shares as of such date, including the outstanding Deposited Securities.

“Pledge Date” has the meaning set forth in Section 3(a).

“Pledge Period” means the period beginning on a Pledge Date and ending on the date on which this Agreement shall terminate in accordance with the terms of this Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“UCC” means the Uniform Commercial Code as in effect in the State of New York on the date hereof and as it may be amended from time to time.

“Underlying Number of ADSs” means 4,065,040 ADSs, subject to proportionate increase to the extent that the overallotment option with respect to the Convertible Notes is exercised.

“Underwriting Agreement” means the underwriting agreement, dated as of the date hereof, between Lender and Borrower and the underwriter named therein relating to the registered public offering of the ADSs.

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Section 2. Loans of Shares; Transfers of Loaned ADSs. (a) Subject to the terms and conditions of this Agreement (including, without limitation, the draw limitations set forth in Section 2(b) below), Lender hereby agrees to make available for borrowing by Borrower during the Loan Availability Period a number of ADSs up to, in the aggregate outstanding at any time, the Maximum Number of Shares.

(b) Subject to the terms and conditions of this Agreement (including, for the avoidance of doubt, the Lender’s ability to make accurate representations as to the matters set forth in Section 8) and subject to the closing of the issuance of the Convertible Notes, (i) Lender hereby agrees to loan to Borrower, and Borrower agrees to borrow, 4,268,400 ADSs on the Initial Closing Date (as defined in the Underwriting Agreement) and (ii) Borrower may, during a period of 30 consecutive Business Days after the date of this Agreement, on no more than two occasions, by written notice to Lender (a “Borrowing Notice”), initiate a transaction in which Lender will lend additional Loaned ADSs to Borrower through one or more transfers by Lender of ADSs to Borrower (each such issuance and loan, including the issuance and loan referred to in the previous sentence, a “Loan”). Each such Loan shall be confirmed by a schedule and receipt listing the Loaned ADSs provided by Lender to Borrower (a “Confirmation”). Each such Confirmation shall constitute conclusive evidence with respect to the Loan, including the number of ADSs that are the subject of the Loan to which the Confirmation relates, unless a written objection to the Confirmation specifying the reasons for the objection is received by Lender within five Business Days after the delivery of the applicable Confirmation to Borrower. For the avoidance of doubt, the receipt by Lender of any such written objection shall not delay Lender’s obligation to deliver ADSs to Borrower in connection with the relevant Loan.

(c) Borrower agrees to pay Lender a single loan processing fee per Loan (a “Loan Processing Fee”) equal to $0.0006 per Loaned ADS (subject to adjustment to reflect any split-up, combination or change in the ratio of Ordinary Shares to ADSs pursuant to the Deposit Agreement). The Loan Processing Fee shall be paid by Borrower on or before the time of transfer of the Loaned ADSs pursuant to Section 2(e) through the facilities of the Clearing Organization. Lender agrees to pay all fees and expenses of the Depositary in connection with any Loan hereunder, including without limitation in connection with the deposit or issuance of the Ordinary Shares underlying the Loaned ADSs and the withdrawal or purchase of any such Ordinary Shares.

(d) At any time at which Lender is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act, Borrower shall not be entitled to receive any ADSs, and any purported delivery of ADSs hereunder shall not be effective in conferring “beneficial ownership” (within the meaning of this Section 2(d)) on Borrower, and Borrower shall promptly return to Lender all ADSs comprising any such purported delivery hereunder, in each case, to the extent that (but only to the extent that), immediately upon giving effect to such receipt of such ADSs, (i) the “beneficial ownership” (within the meaning of Section 13 of the Exchange Act and the rules promulgated thereunder) of Ordinary Shares by Borrower or any affiliate of Borrower subject to aggregation with Borrower under such Section 13 and rules or any “group” (within the meaning of such Section 13 and rules) of which Borrower is a member (collectively, “Borrower Group”) would be equal to or greater than 9% or more of the Outstanding Shares. If any delivery owed to Borrower hereunder is not made, in whole or in part, as a result of this provision, Lender’s obligation to make such delivery shall not be extinguished and Lender shall make such delivery as promptly as practicable after, but in no event later than one Business Day after, Borrower gives notice to Lender that such delivery would not result in Borrower Group directly or indirectly so beneficially owning in excess of 9% of the Outstanding Shares, as described above.

(e) Lender shall transfer the Loaned ADSs for any Loan to Borrower on or before the Cutoff Time on the Initial Closing Date or on the date specified in the related Borrowing Notice (which shall be no earlier than the third Business Day following the date of such Borrowing Notice, unless otherwise agreed to by Lender), as the case may be. Delivery of the Loaned ADSs to Borrower shall be made in the manner set forth under Section 12 below.

Section 3. Collateral. (a) Borrower shall, no later than 10:00 a.m. New York time on the Initial Closing Date and on each subsequent date on which Loaned ADSs are delivered to Borrower in connection with any subsequent Loan, transfer to Collateral Agent, for deposit to the Collateral Account, Collateral with a Market Value at least equal to the Collateral Percentage of the Market Value of the relevant Loaned ADSs as of the close of business on the Business Day immediately preceding such transfer (any such date, a “Pledge Date”); provided that, if such Collateral cannot be deposited into such Collateral Account during the relevant London

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Business Day as a result of the inability of such transfer to be conducted in London on such date, such Collateral shall be deposited in the Collateral Account promptly thereafter no later than 10:00 a.m. London time on the next succeeding London Business Day.

(b) Borrower on each Pledge Date pledges with, assigns to, and grants Collateral Agent for the benefit of Lender a continuing first priority security interest in, and a lien upon, the Collateral as security for Borrower’s obligations in respect of the Loaned ADSs and for any other obligations of Borrower to Lender hereunder (subject to all applicable laws with respect to perfection of security interests or otherwise), which shall attach upon the transfer of the Loaned ADSs by Lender to Borrower and which shall cease upon the transfer of the Loaned ADSs by Borrower to Lender or upon the transfer of such Collateral to Borrower in accordance with the terms of this Agreement.

(c) To provide for the effectiveness, validity, perfection and priority of Lender’s rights as a secured party, Borrower acknowledges that Collateral Agent has obtained control of any financial assets included in the Collateral (or shall have obtained control upon posting or delivery of such Collateral pursuant to the terms contained herein), as documented pursuant to a charge granted in favor of the Lender by the Borrower. Collateral Agent acknowledges that it has control of the Collateral in the Collateral Account (or shall have control upon posting of such collateral pursuant to the terms contained herein) on behalf of Lender. Notwithstanding anything to the contrary herein, Lender may not use or invest the Collateral and Collateral Agent shall take no instruction from Lender regarding the use or investment of Collateral in the Collateral Account. Promptly upon the termination of the relevant Pledge Period, Collateral Agent shall release to the Borrower all of the Collateral in the Collateral Account.

(d) Borrower agrees, if so requested by Collateral Agent at any time, to promptly execute all documents (including any security agreements and transfers) and do all things (including the delivery, transfer, assignment or payment of all or part of the Collateral to a Collateral Agent or its nominee(s)) that such Collateral Agent may reasonably specify for the purpose of (a) exercising the rights to the Collateral or (b) securing and perfecting its security over or title to all or any part of the Collateral (including transferring the Collateral into the name of Collateral Agent or its nominee(s)).

(e) Except as otherwise provided herein, upon the transfer to Lender of Loaned ADSs pursuant to Section 5, Collateral Agent shall release to Borrower Collateral with a Market Value equal to the Collateral Percentage of the Market Value of the Loaned ADSs so transferred, but only to the extent that immediately following such transfer of Collateral, no Collateral Deficit (as defined below) would exist. Such transfer of Collateral shall be made no later than the Cutoff Time on the day the Loaned ADSs are transferred, or if such day is not a day on which a transfer of such Collateral may be effected under Section 12, or if the transfer of Loaned ADSs by Borrower to Lender occurs after the Cutoff Time on such day, then in each case the next day on which such a transfer may be effected.

(f) If Borrower transfers Collateral to Collateral Agent, as provided in this Section 3, and Lender does not transfer (or has not transferred) the Loaned ADSs to Borrower, Borrower shall have the absolute right to the return of such Collateral; and if Lender transfers Loaned ADSs to Borrower and Borrower does not transfer Collateral to Collateral Agent as provided in this Section 3, Lender shall have the absolute right to the return of the Loaned ADSs.

(g) Borrower may, upon notice to Lender and Collateral Agent, substitute Collateral for Collateral securing any Loan or Loans, including by substituting Collateral held in the Collateral Account; provided that such substituted Collateral shall have a Market Value such that the aggregate Market Value of such substituted Collateral, together with all other Collateral, shall equal or exceed the Collateral Percentage of the Market Value of the Loaned ADSs as of the date of such substitution.

(h) Each of the parties to this Agreement hereby agrees that Cash and each item within the definition of Non-Cash Items contained in any Collateral Account that after the date of this Agreement may be created and maintained in New York shall be treated as a “financial asset” as defined by Section 8-102(a)(9) of the UCC.

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(i) Any Collateral deposited in the Collateral Account shall be segregated from all other assets and property of Collateral Agent, which such segregation may be accomplished by appropriate identification on the books and records of such Collateral Agent; provided, that such segregation shall not preclude Collateral Agent from using such Collateral in the ordinary course of its business as it would deposits in other accounts, subject to the terms of any security arrangement among the Borrower and the Lender. Collateral Agent acknowledges that the Collateral Account is maintained by the Collateral Agent for the benefit of Lender and undertakes to treat Lender as entitled to exercise the rights that comprise the Collateral credited to the Collateral Account.

Section 4. Mark to Market. (a) During the Pledge Period, if at the close of trading on any Business Day during the Loan Availability Period the aggregate Market Value of all Collateral shall be less than the Collateral Percentage of the Market Value of all the outstanding Loaned ADSs (a “Collateral Deficit”), Lender may demand that Borrower transfer to Collateral Agent, for deposit to the Collateral Account, no later than the second following business day in the jurisdiction in which such Collateral Account is located following such Business Day of determination, additional Collateral so that the Market Value of such additional Collateral, when added to the Market Value of all other Collateral, shall equal or exceed the Collateral Percentage of the Market Value of the Loaned ADSs on such Business Day of determination and that notice of any such transfer be sent to Lender no later than the Business Day following the business day in the jurisdiction in which such Collateral Account is located on which any such transfer occurs.

(b) During the Pledge Period, if at the close of trading on any Business Day or London Business Day during the Loan Availability Period the aggregate Market Value of all Collateral shall be greater than the Collateral Percentage of the Market Value of all the outstanding Loaned ADSs (a “Collateral Excess”), Borrower may demand that Collateral Agent transfer to Borrower such amount of the Collateral selected by Borrower, provided that the Market Value of the Collateral, after deduction of such amounts, shall thereupon be at least equal to the Collateral Percentage of the Market Value of the Loaned ADSs on such Business Day or London Business Day of determination.

(c) Collateral Agent will promptly give Lender a statement setting forth the Market Value of all Collateral upon Lender’s reasonable request and Lender shall have the right to audit the Market Value of all Collateral.

Section 5. Redelivery of Loaned ADSs By Borrower; Loan Terminations. (a) Borrower may terminate all or any portion of a Loan or Loans on any Business Day by giving written notice thereof to Lender and transferring the corresponding number of Loaned ADSs to Lender, without any consideration being payable in respect thereof by Lender to Borrower. All such redelivered Loaned ADSs shall be delivered by Borrower free and clear of all liens and shall not be deemed redelivered for any purpose hereunder so long as any lien shall exist.

(b) All Loans outstanding, if any, on the date this Agreement terminates pursuant to Section 14 (the “Facility Termination Date”) shall terminate on such date and any and all outstanding Loaned ADSs shall be delivered by Borrower to Lender no later than the fifth Business Day following the Facility Termination Date.

(c) If a Loan is terminated upon the occurrence of a Default as set forth in Section 10, the Loaned ADSs shall be delivered by Borrower to Lender, without any consideration being payable in respect thereof by Lender to Borrower, no later than the third Business Day following the termination date of such Loan as provided in Section 10.

(d) If on any date, the aggregate number of Loaned ADSs exceeds the Maximum Number of Shares, the number of Loaned ADSs in excess of the Maximum Number of Shares shall be delivered by Borrower to Lender, without any consideration being payable in respect thereof by Lender to Borrower, no later than the fifth Business Day following such date.

Section 6. Distributions. (a) If at any time when there are Loaned ADSs outstanding under this Agreement, Lender makes a cash or other distribution in respect of its Ordinary Shares, with the result that, through the Depositary, a cash distribution is made to the

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then holder or holders of such Loaned ADSs pursuant to the Deposit Agreement, Borrower shall pay to Lender (whether or not Borrower is a holder of any or all of the outstanding Loaned ADSs), within three Business Days after the payment of such distribution, an amount in cash (in the same currency as received by holders of Loaned ADSs from the Depositary) equal to the product of (A) the amount per Loaned ADS of such distribution (net of any fees or expenses of the Depositary and any applicable withholdings or deductions on account of taxes or other governmental charges imposed on such distribution) and (B) the number of Loaned ADSs on the record date for such distribution. Notwithstanding the foregoing in this Section 6(a) and anything else to the contrary in this Agreement, if Borrower or any of its affiliates determines in good faith that any payment (in cash or in kind) by Borrower or any of its affiliates under this Agreement is subject to withholding tax or reduction under applicable law, Borrower shall promptly notify Lender and such payment may be reduced by such withholding or reduction. Any amount withheld in accordance with this Section 6(a) shall be promptly remitted to the appropriate taxing authority, and such remittance shall be treated for purposes of this Agreement as a payment made to the party on whose behalf such amounts were withheld. Borrower shall provide reasonable proof of payment of such withholding tax to Lender and shall reasonably cooperate with Lender in connection with any contest or dispute with a governmental authority relating to such tax. If Borrower or any of its affiliates is required to deduct or withhold from any payment (in cash or in kind) hereunder, and does not so deduct or withhold, but such withholding or reduction is assessed directly against Borrower or any of its affiliates, then, except to the extent Lender has satisfied or then satisfies the liability resulting from such withholding or deduction, Lender shall promptly pay to Borrower the amount of such liability. If, as the result of the imposition of any applicable withholdings or deductions on account of taxes or other governmental charges, the amount Borrower or any of its affiliates actually receives in respect of any Loaned ADSs held by Borrower or an affiliate is less than the amount of the payment that Lender would otherwise be entitled to receive pursuant to this Section 6(a), then the amount Borrower shall be required to pay per Loaned ADS pursuant to this Section 6(a) shall be the amount per Loaned ADS actually received by Borrower or any affiliate reduced by any fees or expenses of the Depositary and any applicable withholdings or deductions on account of taxes or other governmental charges imposed.

(b) If at any time when there are Loaned ADSs outstanding under this Agreement, Lender, through the Depositary, makes a distribution in respect of its outstanding ADSs in property or securities, including any options, warrants, rights or privileges in respect of securities (other than a distribution of ADSs, but including any distribution of Ordinary Shares or any options, warrants, rights or privileges exercisable for, convertible into or exchangeable for ADSs or Ordinary Shares or other securities of any other entity) to the then holder or holders of such Loaned ADSs pursuant to the Deposit Agreement (a “Non-Cash Distribution”), Borrower shall deliver to Lender or as Lender directs (whether or not Borrower is a holder of any or all of the outstanding Loaned ADSs) in kind, within three Business Days after the delivery date of such Non-Cash Distribution, the property or securities distributed, in an amount equal to the product of (A) the amount per ADS of such Non-Cash Distribution and (B) the number of Loaned ADSs outstanding on the record date for such distribution.

(c) Any interest, cash distribution or cash dividend made on or in respect of any Collateral for any Loan hereunder shall, subject to (e) below, be delivered by Collateral Agent to Borrower on the date such interest, cash distribution or cash dividend is received by Collateral Agent.

(d) Any Non-Cash Distributions or dividend made on or in respect of any Collateral for any Loan hereunder shall, subject to (e) below, be delivered by Collateral Agent to Borrower on the date such Non-Cash Distribution or dividend is received by Collateral Agent.

(e) If the cash or other property received by a Collateral Agent under the provisions of paragraph (c) or (d) of this Section 6 qualifies as Collateral, to the extent that a transfer of such cash or other property to Borrower by Collateral Agent would give rise to a Collateral Deficit, Collateral Agent shall (only to the extent of any such Collateral Deficit) not make such transfer of cash or other property in accordance with this Section 6, but shall in lieu of such transfer immediately credit the amounts that would otherwise have been transferable under this Section 6 to the Collateral Account.

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Section 7. Rights in Respect of Loaned ADSs. Subject to the terms of this Agreement, Borrower, insofar as it is the record owner of the Loaned ADSs, shall have all of the incidents of ownership in respect of such Loaned ADSs, until it delivers such Loaned ADSs to Lender pursuant to the terms hereof, including the right to transfer the Loaned ADSs to others. Borrower agrees that neither it nor any of its affiliates that are the record owner of any Loaned ADSs initially transferred hereunder, held for delivery to Lender or held for the purpose of directly or indirectly facilitating the hedging of an investment in the Convertible Notes by holders thereof (other than any such securities that are held in the accounts of, and beneficially owned by, any unaffiliated third party, where such third party has the power to, and has, directed the vote of such securities) shall vote such Loaned ADSs on any matter submitted to a vote of Lender’s shareholders; provided that, if by failing to vote such Loaned ADSs there shall not be a quorum at any meeting of stockholders relating to such a matter, Borrower or its affiliates, as the case may be, shall vote such Loaned ADSs proportionately to the votes of all other stockholders voting on such matter at such meeting.

Section 8. Representations and Warranties. (a) Each of Borrower and Lender represents and warrants to the other that:

(i) it has full power to execute and deliver this Agreement, to enter into the Loans contemplated hereby and to perform its obligations hereunder;

(ii) it has taken all necessary action to authorize such execution, delivery and performance;

(iii) this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and

(iv) the execution, delivery and performance of this Agreement does not and will not violate, contravene, or constitute a default under, (A) its certificate of incorporation, bylaws, memorandum and articles of association or other governing documents, (B) any laws, rules or regulations of any governmental authority to which it is subject, (C) any contracts, agreements or instrument to which it is a party or (D) any judgment, injunction, order or decree by which it is bound.

(b) Lender represents and warrants to Borrower, as of the date hereof, and as of the date any Loaned ADSs are transferred to Borrower in respect of any Loan hereunder, that the Loaned ADSs and the Ordinary Shares underlying the Loaned ADSs have been duly authorized and, upon the issuance and delivery of any Loaned ADSs to Borrower in accordance with the terms and conditions hereof, and subject to the contemporaneous and prior receipt of the applicable Loan Processing Fee by Lender, such Loaned ADSs and the Ordinary Shares underlying such Loaned ADSs will be duly authorized, validly issued, fully paid and nonassessable; and the holders of Ordinary Shares and holders of American Depositary Shares have no preemptive rights with respect to the Loaned ADSs or the Ordinary Shares underlying such Loaned ADSs.

(c) Lender represents and warrants to Borrower, (i) as of the date hereof, and as of the date any Loaned ADSs are transferred to Borrower in respect of any Loan hereunder, that the outstanding ADSs are listed on the Exchange and (ii) as of the date any Loaned ADSs are transferred to Borrower in respect of any Loan hereunder, that the Loaned ADSs have been approved for listing on the Exchange, subject to official notice of issuance.

(d) Lender represents and warrants to Borrower, as of the date any Loaned ADSs are transferred to Borrower in respect of any Loan hereunder, Lender is not “insolvent” (as such term is defined under Section 101(32) of Title 11 of the United States Code (the “Bankruptcy Code”)) and Lender would be able to purchase the Maximum Number of Shares in compliance with the corporate law of Lender’s jurisdiction of incorporation.

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(e) Lender represents and warrants to Borrower that the Deposit Agreement has been duly authorized, executed and delivered by Lender, and constitutes a valid and legally binding agreement of Lender, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and upon the deposit of Ordinary Shares in respect thereof in accordance with the provisions of the Deposit Agreement and the issuance by the Depositary of ADRs evidencing ADSs, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement.

(f) Lender represents to Borrower that for United States tax purposes it is a foreign corporation within the meaning of Section 7701(a) of the U.S. Internal Revenue Code of 1986, as amended.

(g) Lender represents to Borrower that it is not a United States person or a foreign person controlled by or acting on behalf of or in conjunction with United States persons within the meaning of, and Lender is not subject to, Regulation X of the Board of Governors of the Federal Reserve System (12 C.F.R. Section 224).

(h) Borrower represents to Lender that it shall have, at the time of transfer to any Collateral Agent, the right to grant to such Collateral Agent, and that such Collateral Agent shall acquire, a continuing first priority security interest in the Collateral, if any.

(i) Lender and Borrower each represent and agree (A) that this Agreement is not unsuitable for it in the light of such party’s financial situation, investment objectives and needs and (B) that it is entering into this Agreement in reliance upon such tax, accounting, regulatory, legal and financial advice as it deems necessary and not upon any view expressed by the other.

(j) The representations and warranties of Borrower and Lender under this Section 8 shall remain in full force and effect at all times during the term of this Agreement and shall survive the termination for any reason of this Agreement.

Section 9. Covenants. (a) Lender agrees and acknowledges that Borrower has represented to it that it is a “financial institution,” “swap participant” and “financial participant” within the meaning of Sections 101(22), 101(53C) and 101(22A) of Title 11 of the Bankruptcy Code. The parties hereto further agree and acknowledge (A) that this Agreement is intended to be (i) a “securities contract,” as such term is defined in Section 741(7) of the Bankruptcy Code, with respect to which each payment and delivery hereunder is a “settlement payment,” as such term is defined in Section 741(8) of the Bankruptcy Code, and (ii) a “swap agreement,” as such term is defined in Section 101(53B) of the Bankruptcy Code, with respect to which each payment and delivery hereunder is a “transfer,” as such term is defined in Section 101(54) of the Bankruptcy Code, and (B) that Borrower is intended to be entitled to the protections afforded by, among other sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code.

(b) Lender shall, no less than 10 Business Days prior to any day on which Lender effects any repurchase of ADSs or Ordinary Shares, including Ordinary Shares underlying the ADSs, give Borrower a written notice of its Outstanding Shares taking into account such repurchase (a “Repurchase Notice”) if, following such repurchase, the Outstanding Shares shall have decreased by more than 0.5% since the immediately preceding Repurchase Notice (or, in the case of the first such Repurchase Notice, the Outstanding Shares as of the date hereof).

(c) Lender shall provide to Borrower an IRS Form W-8BEN prior to any payment by Borrower to Lender hereunder.

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(d) Lender will provide a written notice to Borrower immediately upon becoming aware that Lender is not or will no longer be a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act.

(e) Borrower covenants and agrees with Lender that in so far as it is the record owner of any Loaned ADSs, such Loaned ADSs will be used for the purpose of directly or indirectly facilitating the sale of the Convertible Notes and the hedging of the Convertible Notes by the holders thereof.

Section 10. Events of Default. All Loans, and any further obligation to make Loans under this Agreement, may, at the option of Lender by a written notice to Borrower (which option shall be deemed exercised, even if no notice is given, immediately on the occurrence of an event specified in either Section 10(c) or (d) below), be terminated (A) immediately on the occurrence of any of the events set forth in either Section 10(c) or (d) below and (B) two Business Days following such notice on the occurrence of any of the other events set forth below (each, a “Default”):

(a) Borrower fails to deliver Loaned ADSs to Lender as required by Section 5;

(b) Borrower fails to deliver or pay to Lender when due any cash, securities or other property as required by Section 6;

(c) Borrower fails to transfer Collateral when due as required by Section 3 or Section 4;

(d) the filing by or on behalf of Borrower of a voluntary petition or an answer seeking reorganization, arrangement, readjustment of its debts or for any other relief under any bankruptcy, reorganization, receivership, compromise, arrangement, insolvency, readjustment of debt, dissolution, winding-up or liquidation or similar act or law, of any state, federal or other applicable foreign jurisdictions, now or hereafter existing (“Bankruptcy Law”), or any action by Borrower for, or consent or acquiescence to, the appointment of a receiver, trustee, custodian or similar official of Borrower, or of all or a substantial part of its property; or the making by Borrower of a general assignment for the benefit of creditors; or the admission by Borrower in writing of its inability to pay its debts as they become due;

(e) the filing of any involuntary petition against Borrower in bankruptcy or seeking reorganization, arrangement, readjustment of its debts or for any other relief under any Bankruptcy Law and an order for relief by a court having jurisdiction in the premises shall have been issued or entered therein; or any other similar relief shall be granted under any applicable federal or state law or law of any other applicable foreign jurisdictions; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee or other officer having similar powers over Borrower or over all or a part of its property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of Borrower or of all or a substantial part of its property or the issuance of a warrant of attachment, execution or similar process against any substantial part of the property of Borrower; and continuance of any such event for 30 consecutive calendar days unless dismissed, bonded to the satisfaction of the court having jurisdiction in the premises or discharged;

(f) Borrower fails to provide any indemnity as required by Section 13; or

(g) any representation made by Borrower under this Agreement in connection with any Loan or Loans hereunder shall be incorrect or untrue in any material respect during the term of any Loan hereunder or Borrower fails to comply in any material respect with any of its covenants or agreements under this Agreement.

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Section 11. Lender’s Remedies.

(a) Notwithstanding anything to the contrary herein, if Borrower is required to return Loaned ADSs pursuant to Section 5 and, in the good faith judgment of Borrower, the purchase and/or borrow of Loaned ADSs by Borrower or its affiliates or agent in an aggregate amount equal to all or any portion of the number of Loaned ADSs to be delivered to Lender in accordance with Section 5 shall (A) be prohibited by any law, rule or regulation of any governmental authority to which Borrower or its affiliate or agent is or would be subject (including rules or codes of conduct generally applicable to members of any self-regulatory organization of which Borrower or its affiliate or agent is a member or to the regulation of which it is subject (whether or not such rules or codes of conduct are imposed by law or have been voluntarily adopted by Borrower or its affiliate or agent)) or would be unadvisable, based on the advice of counsel, if Borrower or its affiliate or agent were to effect such purchases of Loaned ADSs as if Borrower or its affiliate or agent, as the case may be, were Lender or an affiliated purchaser of Lender while remaining in compliance with any such law, rule, regulation or code of conduct, (B) violate, or would upon such purchase or borrow likely violate, any order or prohibition of any court, tribunal or other governmental authority, (C) require the prior consent of any court, tribunal or governmental authority prior to any such purchase or borrow, (D) based on the advice of counsel, subject Borrower or its affiliate or agent making such purchase or borrow to any liability or potential liability under any applicable federal securities laws (including, without limitation, Section 16 of the Exchange Act) or (E) be impracticable due to illiquidity in the market (each of (A), (B), (C), (D) and (E), a “Repurchase Obstacle”), then, in each case, Borrower shall immediately notify Lender of the Repurchase Obstacle and the basis therefor, whereupon Borrower’s obligations under Section 5 shall be suspended until such time as no Repurchase Obstacle with respect to such obligations shall exist (a “Repayment Suspension”). Upon notification of a Repayment Suspension and for so long as the Repayment Suspension shall continue during the Pledge Period, Lender and Borrower may jointly agree to direct Collateral Agent to, and Collateral Agent upon receipt of the joint written direction of Lender and Borrower shall, release to Lender an amount of Collateral with a Market Value equal to the Market Value of all (or such fewer number as Lender and Borrower may specify) of the Loaned ADSs that are the subject of the Repayment Suspension, whereupon the Borrower’s obligation to return the specified number of Loaned ADSs to the Lender shall be automatically extinguished. Following the occurrence of and during the continuation of any Repayment Suspension, Borrower shall use commercially reasonable efforts to remove or cure the Repurchase Obstacle as promptly as reasonably practicable and shall promptly deliver to Lender any Loaned ADSs it is able to acquire. If Borrower is unable to completely remove or cure the Repurchase Obstacle within 30 Business Days of the original date on which Borrower is required to return Loaned ADSs pursuant to this Agreement, Borrower shall pay to Lender, in lieu of the delivery of Loaned ADSs in accordance with Section 5, an amount in immediately available funds (the “Replacement Cash”) equal to the product of the Closing Price as of the Business Day immediately preceding the date Borrower makes such payment and the number of Loaned ADSs otherwise required to be delivered. Borrower may also direct Collateral Agent to deliver to Lender any Collateral held by Collateral Agent in respect of the Loan so terminated and, to the extent the Market Value of any such Collateral delivered to Lender is less than the required amount of Replacement Cash, pay to Lender such difference in immediately available funds. Any Collateral in respect of the Loan so terminated that is not so delivered to Lender pursuant to this clause shall, upon payment in full of the Replacement Cash to Lender, be immediately delivered by Collateral Agent to Borrower.

(b) If Borrower shall fail to deliver Loaned ADSs to Lender pursuant to Section 5(c) when due or shall fail to pay Replacement Cash when due, then, in addition to any other remedies available to Lender under this Agreement or under applicable law, Lender shall have the right, in addition to any other remedies available to it, (upon prior written notice to Borrower) to (i) purchase a like number of Loaned ADSs (“Replacement Shares”) in the principal market for such securities in a commercially reasonable manner; (ii) sell any Collateral in the principal market for such Collateral in a commercially reasonable manner; and (iii) apply and set off the Collateral, if any, and any proceeds thereof (including any amounts drawn under a letter of credit supporting any Loan) against the payment of the purchase price for such Replacement Shares and any amounts due to Lender under this Agreement; provided that if any Repayment Suspension or failure to deliver shall exist and be continuing, Lender may not exercise its rights under (i), (ii) or (iii) above until after the 30 Business Day period referred to in Section 11(a) above. To the extent Lender shall exercise such right, Borrower’s obligation to return a like amount of Loaned ADSs or to pay the Replacement Cash, as applicable, shall terminate and Borrower shall be liable to Lender for the purchase price of Replacement Shares (plus all other amounts, if any, due to Lender hereunder), all of which shall be due and payable within two days that are both Business Days and London Business Days of notice

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to Borrower by Lender of the aggregate purchase price of the Replacement Shares. In the event that (i) the purchase price of Replacement Shares (plus all other amounts, if any, due to Lender hereunder) exceeds (ii) the amount of the Collateral, if any, Borrower shall be liable to Lender for the amount of such excess. The purchase price of Replacement Shares purchased under this Section 11(b) shall not include broker’s fees and commissions or any other costs, fees and expenses related to such purchase, unless none of Borrower or any of its affiliates is able to act as a broker with respect to such purchases. In the event Lender exercises its rights under this Section 11, Lender may elect in its sole discretion, in lieu of purchasing all or a portion of the Replacement Shares or selling all or a portion of the Collateral, if any, to be deemed to have made, respectively, such purchase of Replacement Shares or sale of Collateral for an amount equal to the Closing Price of the ADSs on the date Lender elects to exercise this remedy. Upon the satisfaction of all Borrower’s obligations hereunder, any remaining Collateral shall be returned to Borrower.

Section 12. Transfers. (a) All transfers of Loaned ADSs to Borrower or Lender hereunder shall be made by the crediting by a Clearing Organization of such financial assets to transferee’s “securities account” (within the meaning of Section 8-501 of the UCC) maintained with such Clearing Organization. All transfers of Loaned ADSs to Lender hereunder shall be made by the crediting of such Loaned ADSs to Lender’s Designated Account. All transfers of Collateral to Collateral Agent by Borrower shall be made by crediting the Collateral Account. All transfers of Collateral to Lender by Collateral Agent shall be made in the manner directed by Lender. In every transfer of “financial assets” (within the meaning of Section 8-102 of the UCC) hereunder, the transferor shall take all steps necessary (i) to effect a delivery of such financial assets to the transferee under Section 8-301 of the UCC, or to cause the creation of a security entitlement in favor of the transferee in such financial assets under Section 8-501 of the UCC, (ii) to enable the transferee to obtain “control” (within the meaning of Section 8-106 of the UCC), and (iii) to provide the transferee with comparable rights under any similar law or regulation of any other jurisdiction that is applicable to such transfer.

(b) Except as otherwise provided herein, all transfers of cash hereunder to Borrower or Lender shall be by wire transfer in immediately available, freely transferable funds.

(c) A transfer of securities or cash may be effected under this Section 12 on any day except (i) a day on which the transferee is closed for business at its principal address or (ii) a day on which a Clearing Organization or wire transfer system is closed, if the facilities of such Clearing Organization or wire transfer system are required to effect such transfer.

(d) The rights and duties of Borrower under this Agreement may not be assigned or transferred by Borrower without the prior written consent of Lender, such consent not to be unreasonably withheld; provided that Borrower may assign or transfer any of its rights or duties hereunder to Borrower’s ultimate parent entity or any directly or indirectly wholly-owned subsidiary or affiliate of Borrower’s ultimate parent entity (a “Permitted Transferee”) without the prior written consent of Lender as long as such Permitted Transferee is of equal or better credit rating as the borrower or is guaranteed by the Borrower or an entity of equal or better credit rating as the Borrower.

(e) The rights and duties of Lender under this Agreement may not be assigned or transferred by Lender without the prior written consent of Borrower.

Section 13. Indemnities. (a) Lender hereby agrees to indemnify and hold harmless Borrower and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses (including, without limitation, any losses relating to Borrower’s market activities as a consequence of becoming, or of the risk of becoming, subject to Section 16(b) of the Exchange Act, including, without limitation, any forbearance of market activities or cessation of market activities and any losses in connection therewith) incurred or suffered by any such person or entity directly or indirectly arising from, by reason of, or in connection with, (i) any breach by Lender of any of its representations or warranties contained in Section 8 or (ii) any breach by Lender of any of its covenants or agreements in this Agreement.

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(b) Borrower hereby agrees to indemnify and hold harmless Lender and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses, incurred or suffered by any such person or entity directly or indirectly arising from, by reason of, or in connection with (i) any breach by Borrower of any of its representations or warranties contained in Section 8 or (ii) any breach by Borrower of any of its covenants or agreements in this Agreement.

(c) In case any claim or litigation which might give rise to any obligation of a party under this Section 13 (each an “Indemnifying Party”) shall come to the attention of the party seeking indemnification hereunder (the “Indemnified Party”), the Indemnified Party shall promptly notify the Indemnifying Party in writing of the existence and amount thereof; provided that the failure of the Indemnified Party to give such notice shall not adversely affect the right of the Indemnified Party to indemnification under this Agreement, except to the extent the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall promptly notify the Indemnified Party in writing if it accepts such claim or litigation as being within its indemnification obligations under this Section 13. Such response shall be delivered no later than 30 days after the initial notification from the Indemnified Party; provided that, if the Indemnifying Party reasonably cannot respond to such notice within 30 days, the Indemnifying Party shall respond to the Indemnified Party as soon thereafter as reasonably possible.

(d) An Indemnifying Party shall be entitled to participate in and, if (i) in the judgment of the Indemnified Party such claim can properly be resolved by money damages alone and the Indemnifying Party has the financial resources to pay such damages and (ii) the Indemnifying Party admits that this indemnity fully covers the claim or litigation, the Indemnifying Party shall be entitled to direct the defense of any claim at its expense, but such defense shall be conducted by legal counsel reasonably satisfactory to the Indemnified Party. An Indemnified Party shall not make any settlement of any claim or litigation under this Section 13 without the written consent of the Indemnifying Party.

Section 14. Termination of Agreement. (a) This Agreement shall terminate upon the earliest of (i) completion of the Loan Availability Period, (ii) the written agreement of Lender and Borrower to so terminate, (iii) upon the termination of the Convertible Note Purchase Agreement without issuance of the Convertible Notes, and (iv) the election by Lender to terminate pursuant to Section 10 upon the occurrence of a Default as set forth in Section 10.

(b) Unless otherwise agreed in writing by Borrower and Lender, the provisions of Section 13 shall survive the termination of this Agreement.

Section 15. Delivery of Shares. Notwithstanding anything to the contrary herein, at any time at which (x) Lender is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act and (y) the number of Ordinary Shares “beneficially owned” (within the meaning of Section 13 of the Exchange Act and the rules promulgated thereunder) by Borrower Group plus the number of Ordinary Shares represented by the Loaned ADSs is equal to or greater than 9% of the Outstanding Shares, Borrower may, by prior notice to Lender, satisfy its obligation to deliver any ADSs or other securities on any date due under the terms of this Agreement (an “Original Delivery Date”) by making separate deliveries of ADSs or such other securities, as the case may be, at more than one time on or prior to the twentieth Business Day immediately following such Original Delivery Date, so long as the aggregate number of ADSs and other securities so delivered on or prior to such Business Day is equal to the number required to be delivered on such Original Delivery Date.

Section 16. Notices. (a) All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when received.

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(b) Any and all notices, demands, or communications of any kind relating to this Agreement between Lender and Borrower shall be transmitted exclusively at the following addresses:

Borrower

Credit Suisse Securities (Europe) Limited

One Cabot Square

London E14 4QJ

Lender

China Sunergy Co., Ltd.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 21110

People’s Republic of China

Attention: Chief Financial Officer

Collateral Agent:

Credit Suisse, London Branch as Collateral Agent

One Cabot Square

London E14 4QJ

For payments and deliveries by/to Borrower:

Telephone No.: 44 20 7 888 8630

Facsimile No.: 44 20 7 458 3926

For payments and deliveries by/to Collateral Agent:

Telephone No.: 65 6212 2258

Facsimile No.: 65 6212 7088

(c) Lender and Borrower each represents and agrees (A) that this Agreement is not unsuitable for it in the light of such party’s financial situation, investment objectives and needs and (B) that it is entering into this Agreement in reliance upon such tax, accounting, regulatory, legal and financial advice as it deems necessary and not upon any view expressed by the other.

(d) Borrower is regulated by The Securities and Futures Authority and has entered into this Agreement as principal. The time at which this Agreement was executed will be notified to Lender on request.

Section 17. Governing Law; Submission To Jurisdiction; Severability. (a) This Agreement shall be governed by the law of the State of New York.

(b) EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY (A) SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL OR NEW YORK STATE COURT SITTING IN NEW YORK CITY, AND ANY APPELLATE COURT FROM ANY SUCH COURT, SOLELY FOR THE PURPOSE OF ANY SUIT, ACTION OR PROCEEDING BROUGHT TO ENFORCE ITS OBLIGATIONS HEREUNDER OR RELATING IN ANY WAY TO THIS AGREEMENT OR ANY LOAN HEREUNDER AND (B) WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT AND ANY RIGHT OF JURISDICTION ON ACCOUNT OF ITS PLACE OF RESIDENCE OR DOMICILE.

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(c) EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY RIGHT THAT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(d) To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

Section 18. Counterparts. This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.

Section 19. Amendments. No amendment or modification in respect of this Agreement shall be effective unless it shall be in writing and signed by the parties hereto.

Section 20. Designation of Replacement or Additional Collateral Agents. If at any time while this Agreement is in effect (i) it shall become necessary to do so to maintain Lender’s charge over the Collateral held in a Collateral Account, Borrower or the Collateral Agent maintaining such Collateral Account shall be entitled to designate a bank or trust company reasonably satisfactory to Lender as a successor Collateral Agent or (ii) it shall become commercially necessary for Borrower to maintain the Collateral in another jurisdiction, Borrower shall be entitled to designate one or more additional Collateral Agents reasonably satisfactory to Lender as additional Collateral Agent(s). In the event of a designation of a successor Collateral Agent, each of the parties to this Agreement agrees to take all such actions as are reasonably necessary to effect the transfer of rights and obligations of Credit Suisse, London Branch as Collateral Agent hereunder to such successor Collateral Agent, including the execution and delivery of amendments to this Agreement as shall be necessary to effect such designation and transfer. In the event of a designation of an additional Collateral Agent, each of the parties to this Agreement agrees to take all such actions as are reasonably necessary to effect the transfer or the duplication of rights and obligations of any other Collateral Agent hereunder to such additional Collateral Agent, including the execution and delivery of amendments to this Agreement as shall be necessary to effect such designation, transfer and duplication.

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IN WITNESS WHEREOF, the parties hereto to have executed this ADS Lending Agreement as of the date and year first above written.

CHINA SUNERGY CO., LTD.		CREDIT SUISSE SECURITIES (EUROPE) LIMITED
as Lender		as Borrower

By:	/s/	By:	/s/
Name:		Name:
Title:		Title:	Authorized Signatory

		By:	/s/
Name:
		Title:	Authorized Signatory

CREDIT SUISSE, LONDON BRANCH
as Collateral Agent

		By:	/s/
Name:
		Title:	Authorized Signatory

		By:	/s/
Name:
		Title:	Authorized Signatory

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